
10012016

2009
ANNUAL REPORT


HERSHA

HERSHA HOSPITALITY TRUST


HERSHA

HERSHA HOSPITALITY TRUST (HT)

Hersha Hospitality Trust (HT) is a real estate investment trust (REIT) focused on the acquisition and aggressive management of primarily select service and extended stay hotels in metropolitan markets. Hersha trades under the symbol HT on the New York Stock Exchange. As of December 31, 2009, the Company owned interests in 74 upper upscale, upscale and midscale hotels located predominantly in the Northeastern United States. Qualification as a REIT under the Internal Revenue Code enables the Company to distribute income to shareholders without federal income tax liability to the Company.

Hersha Portfolio by Location (1)


New York Metro & New Jersey 39%
Philadelphia Metro & Pennsylvania 23%
Boston Metro & New England 21%
Washington, DC Metro & Mid-Atlantic 11%
West Coast & Arizona 5%

Hersha Portfolio by Hotel Brand (1)


Marriott 34%
Hilton 30%
InterContinental 13%
Hyatt 13%
Other 10%

Hersha Portfolio by Market Segment (1)


Upscale 28%
Upscale Extended Stay 29%
Midscale 40%
Upper Upscale 3%

Hersha Portfolio by Destination (1)


Major Metro 79%
Secondary 12%
Destination 9%

(1) Based on pro-rata ownership share of 2009 EBITDA.

2009 FINANCIAL HIGHLIGHTS

(In thousands, except per share data)

HOTEL OPERATING RESULTS [a]	Year Ended December 31, 2009	2008	2007	2006	2005
Total Revenues	$ 324,473	$ 378,338	$ 366,314	$ 259,502	$ 127,170
Average Daily Rate	$ 126.33	$ 139.48	$ 134.12	$ 117.91	$ 106.18
Occupancy	66.66%	71.44%	73.07%	71.75%	71.32%
Revenue Per Available Room	$ 84.21	$ 99.64	$ 98.00	$ 84.60	$ 75.73

(a) Pertains to all hotels owned as of year end including the total results of hotels owned in a joint venture structure.

(In thousands except per share data)

HERSHA HOSPITALITY TRUST	Year Ended December 31, 2009	2008	2007	2006	2005
Operating Data: (Excluding Impairment Charges) [1]					
Total Revenues (Including Discontinued Operations)	$ 230,930	$ 265,399	$ 248,813	$ 153,887	$ 89,466
Net Income applicable to Common Shareholders	(17,382)	5,829	13,047	298	1,377
Adjusted Funds from Operations [2]	33,956	61,308	56,001	29,888	15,567
Per Share Data: (Excluding Impairment Charges) [1]					
Basic Earnings Per Common Share	$ (0.35)	$ 0.07	$ 0.22	$ (0.04)	$ 0.04
Diluted Earnings Per Common Share	(0.35)	0.07	0.22	(0.04)	0.04
AFFO	0.57	1.15	1.21	0.97	0.67
Distributions to Common Shareholders	0.33	0.72	0.72	0.72	0.72
Balance Sheet Data: (as of December 31)					
Total Assets	$1,111,044	$1,178,405	$1,067,607	$ 968,208	$ 455,355
Total Debt	745,443	743,781	663,008	580,542	256,521
Minority Interest in Partnership	41,859	53,520	42,845	25,933	15,147
Total Shareholder's Equity	302,197	349,963	330,405	331,619	164,703

(1) Operating and Per Share Data exclude charges recorded during 2009 and 2008 relating to impairment losses on development loans, land parcels, investment in unconsolidated joint ventures, and one wholly owned hotel property.

(2) Funds from Operations (FFO) as defined by NAREIT represents net income (loss) (computed in accordance with generally accepted accounting principles), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated assets, plus certain non-cash items, such as depreciation and amortization, and after adjustments for unconsolidated partnerhips and joint ventures. We present Adjusted Funds From Operations (AFFO), which reflects FFO in accordance with the NAREIT definition plus the following additional adjustments: adding back write-offs of deferred financing costs on debt extinguishment, both for consolidated and unconsolidated properties, adding back amortization of deferred financing costs, adding back non-cash stock expense, adding back impairment charges, adding back FFO attributed to our partners in consolidated joint ventures, and making adjustments to ground lease payments, which are required by GAAP to be amortized on a straight-line basis over the term of the lease, to reflect the actual lease payment.

FELLOW SHAREHOLDERS

We are not likely to forget last year. The financial crisis which took hold in 2008 and led to unprecedented turmoil across 2009 was all encompassing, affecting every industry and global market. The uncertainty and lack of liquidity in the markets crippled businesses and left consumers facing mountains of debt with stagnant wages or worse, the loss of employment. The economic deterioration caused both business and leisure travelers to significantly cut back on travel spending, which overwhelmed the hospitality industry with low demand and no pricing power. Fortunately, it appears that the resiliency of the American business sector has prevailed and that the worst is behind us. The doubt and uncertainty that we entered 2009 with is giving way to early indications of economic recovery. We are confident that Hersha has started 2010 very well-positioned to outperform through the recovery and beyond.

Although we were not immune to the broad deterioration sustained by the U.S. economy, our urban select service hotels located in northeastern metropolitan markets performed better than those of the other publicly traded hospitality companies. In 2009 we limited our Revenue Per Available Room or RevPAR decline to 15.7% compared to our peer group[1] average decline of 18.5%, and we achieved an adjusted hotel EBITDA margin of 34.7%, which was 11.8 percentage points higher than the peer average of 22.9%. Additionally, the cost containment strategies that we implemented during the year resulted in increasingly improved results as the year progressed, so that by the fourth quarter, we lost only about 1% of margin on an almost 10% decline in RevPAR. The improved and sustainable cost structure that we employed to achieve these results during the contraction will naturally drive accelerated EBITDA growth as RevPAR recovers in the coming year. Our strategy remains to be the owner of the highest performing branded urban select service hotels in the major metropolitan markets in the Northeastern corridor and to continue to outperform.


nu hotel


85
nu hotel
BROOKLYN



OFFSETTING THE CONTRACTION

In response to the downward pressure on occupancies and room rates, we leveraged the strength of our portfolio and focused on generating cash. Our portfolio of select service hotels has the distinct advantage of a limited cost structure, which enabled us to navigate the downturn and maintain more control over cash flow allowing us to sustain a cash dividend. Because select service hotels offer limited food outlets, meeting facilities and amenities, we can deliver a satisfying guest experience without the heavy expense of staffing multiple restaurants, large spas and sprawling conference facilities resulting in better bottom line performance than any of our public hotel peers.

We have also aligned ourselves with the strongest brands in the industry, including Marriott, Hilton, Hyatt, Starwood and Intercontinental Hotel Group. We have chosen to operate our hotels under license agreements with well recognized, value-oriented brands that business and leisure travelers prefer for their consistent service delivery and high quality product. This alignment gives us access to continuous national and international distribution at a time when having demand has made the difference between weathering the storm or not.

Additionally, we employ the highly responsive franchise model, which allows us to operate our hotels with global brands, but use best in class regional management companies to operate the hotel rather than relying on the brand for management. Our operators use the global reservation systems to drive demand from all over the world, but can also leverage their local market expertise to drive incremental market share. Moreover, we find entrepreneurial operators to be better aligned with our sensitivity to margin performance and more responsive to sudden demand changes and the execution of cost containment programs.

Our market focus served as a great advantage last year as well. Despite the challenging backdrop, our occupancies showed relative stability, confirming that even during a recession people want and need to be in our urban, gateway markets. Approximately 70% of Hersha's rooms are in the high demand metropolitan markets of New York City, Boston, Philadelphia and Washington D.C. These markets boast a wide variety of demand generators that drive both corporate and leisure demand. Last year, when corporate travel dropped to historically low levels, we were able to continue to drive significant leisure demand to take up some of the slack. Leisure room rates were certainly lower, but we were able to generate sector leading performance





in both RevPAR and margin by balancing rate and occupancy during a period of obscured visibility.

An additional ingredient to our success last year and what will prove to be a driver of strong outperformance in the recovery, is the people that we are privileged to lead. Our associates have done more with less in 2009 and have managed to achieve strong results with virtually no visibility on a constantly shifting landscape. It speaks volumes to their professionalism, dedication and expertise that each time we asked for better operating performance, they responded with results. It's Hersha's people that make our buildings into Hersha Hotels.

STRENGTHENING OUR LIQUIDITY POSITION

We focused on creating a liquidity cushion against the uncertainty in 2009. We used several different approaches to generate cash, including selling non-core assets, refinancing debt on existing assets and raising new equity. In 2009 we successfully closed on the sale of 4 non-strategic assets at attractive multiples – which made the sales accretive for us. The hotels that we sold were small and unlikely to achieve growth rates greater than that of our broader portfolio. Even though the assets were cash flowing, we made the capital decision to harvest the cash value of the hotels with the plan to redeploy the capital into higher growth assets in the recovery. We also sourced capital by refinancing six hotels and land parcels. We were pleased that our sponsorship and the quality of our assets attracted debt capital during the banking crisis. We were able to generate excess proceeds from the refinancings and at the same time improve our maturity schedule.

The Company also raised equity capital as a source of cash. We added a new strategic capital partner, Inversiones y Representaciones Sociedad Anónima (IRSA), the largest real estate owner in Argentina. IRSA became a significant shareholder in the Company last summer providing us with equity capital, which we opportunistically invested in acquiring the Hilton Garden Inn Tribeca. We appreciate IRSA's astute clarity on the inherent recovery value of our portfolio and look forward to their continuing to be a capital partner for Hersha. In January of this year we took advantage of our position in the capital markets and raised an additional $155 million through a marketed stock offering at a price close to our 52 week high. The highly successful equity raise deleveraged our balance sheet and gave us valuable investment capacity to make opportunistic acquisitions.


Marriott
Residence Inn




Hampton Inn

In addition to improving our balance sheet by raising equity, we addressed all foreseeable entity level risk as it relates to debt through 2012. In December we completed an amendment to our existing credit facility, which eased several of our covenants and minimized our risk of covenant default should the markets continue to experience volatility. Since the beginning of the credit crisis in 2008, we have refinanced approximately $264 million of debt at a weighted average interest rate of 4.94% and as of this writing have increased our debt capacity by over $250 million. Our current debt consists of primarily fixed rate financing with a weighted average interest rate of 6.1% and a weighted average maturity of 7.5 years.

We chose to reduce our dividend last year to preserve cash. Despite the reduction, our current dividend continues to be the highest in the public lodging REIT sector at a payout ratio we believe is sound. We remain committed to our dividend and as the recovery continues to take hold, we will consider increasing it.

DISLOCATED ACQUISITION MARKET

While the previously expected flood of distressed deals hasn't materialized, the economic and liquidity crisis is creating some very attractive acquisition opportunities. In 2009 we added the Hilton Garden Inn located in Tribeca, New York City for $67 million and in February 2010 we acquired three hotels in New York City's Times Square for $165 million. All four of these brand new, high quality select service and extended stay hotels, located in the most desirable New York City submarkets, were purchased with strong current yields at the trough of the cycle and at significant discounts to replacement cost. Combine this with the fact that New York City recovers early in the cycle and it becomes clearer that these hotels will drive strong growth in our portfolio and further improve our industry-leading performance. We now have ownership interests in 14 hotels in New York, representing 45% of our earnings. We are poised there for an early and robust recovery.

Our existing portfolio offers a tremendous amount of embedded growth as the economy recovers. This leaves us in the enviable position of not having to acquire assets to demonstrate industry leading growth. We will only acquire assets that demonstrably increase our growth rate and upgrade the quality of our portfolio. We believe that these opportunities will be found in very few markets across the country, and will likely lead us to further concentrate in New York and Washington, D.C.



OUTLOOK

Although the industry in 2009 performed at levels below 2008, we saw performance improve quarter by quarter. Based on the 2009 trend and its continuation into this year, we expect that industry growth rates will turn positive sometime in the second half of the year. The cost containment measures that we instituted throughout the recession were deep and sustainable, enabling us to translate the recovery into accelerated earnings growth as each incremental dollar of revenue will have strong flow through to the bottom line. Also consider that almost a third of the portfolio is so new that it hasn't achieved stabilized performance levels. As the recovery takes hold and these hotels continue to ramp up, they will drive additional growth above and beyond that of the market and our peers[1].

We're proud of what Hersha has accomplished through this very trying period in our country's history. Against a challenging backdrop, we have demonstrated our platform's durability and buoyancy. Our decisions and actions across the last year have placed us in a leading position for the coming cycle and we are confident in the Company's growth proposition for the coming cycle. Collectively, the members of the board and the management team remain significant shareholders in the Company and we continue to add to our positions.

The earliest years of recovery result in the strongest performance gains in our portfolio. The strength of our portfolio combined with a balance sheet that is the strongest it has been in years, will drive shareholder value in 2010 and into the future.

Thank you for being a fellow shareholder and for the confidence that you place in us. We look forward to updating you on our progress throughout the year.


JAY H. SHAH
Chief Executive Officer


NEIL H. SHAH
Chief Operating Officer



[1] Peer group includes Ashford Hotels, DiamondRock Hospitality, FelCor Lodging, Host Hotels, LaSalle Hotels, Strategic Hotels and Sunstone Hotels.


BarArtisanal
6 YORK STREET
AMERICAS
ONE WAY

ANNUAL REPORT 2009
HERSHA HOSPITALITY TRUST

New York Metro Area
Duane Street Hotel, Tribeca
Hotel 373 Fifth Avenue, Midtown
NU Hotel, Brooklyn
Hilton Garden Inn, Tribeca
Hampton Inn, Times Square South
Hampton Inn, Herald Square
Hampton Inn, Chelsea
Hampton Inn, Seaport
Holiday Inn Express, Times Square
Holiday Inn Express, Madison Square
Candlewood Suites, Times Square
Sheraton Hotel, JFK International Airport
Hilton Garden Inn, JFK International Airport
Hyatt Summerfield Suites, White Plains
Hampton Inn Brookhaven, Long Island/Farmingville
Holiday Inn Express, Long Island/Hauppauge
Holiday Inn Express Hotel and Suites, Chester

New Jersey
Courtyard by Marriott, Ewing/Princeton
Hyatt Summerfield Suites, Bridgewater
Hilton Garden Inn, Edison/Raritan Center

Boston Metro Area/Rhode Island
Courtyard by Marriott, Boston/Brookline
Courtyard by Marriott, South Boston
Holiday Inn Express, Cambridge
Holiday Inn Express, South Boston
Residence Inn by Marriott, Framingham
Residence Inn by Marriott, Norwood
Hawthorn Suites, Franklin
Residence Inn by Marriott, North Dartmouth
Comfort Inn, North Dartmouth
Courtyard by Marriott, Warwick, RI
Hampton Inn, Smithfield, RI

Connecticut
Marriott Downtown, Hartford
Hilton Hotel, Hartford
Hilton Garden Inn, Glastonbury
Mystic Marriott Hotel and Spa, Groton
Residence Inn by Marriott, Mystic
SpringHill Suites, Waterford
Residence Inn by Marriott, Southington
Courtyard by Marriott, Norwich
Holiday Inn, Norwich
Residence Inn by Marriott, Danbury
Hampton Inn, West Haven

Philadelphia Metro Area/Delaware
Hampton Inn, Center City Philadelphia
Hyatt Place, King of Prussia/Valley Forge
Holiday Inn Express Hotel and Suites, King of Prussia
Courtyard by Marriott, Langhorne/Oxford Valley
Residence Inn by Marriott, Langhorne/Oxford Valley
Holiday Inn Express, Langhorne/Oxford Valley
Holiday Inn Express, Malvern
Fairfield Inn & Suites, Lehigh Valley Airport/Bethlehem
Courtyard by Marriott, Wilmington
Inn at Wilmington, Wilmington

Pennsylvania
Hampton Inn & Suites, Hershey
Holiday Inn Express, Hershey
Comfort Inn, West Hanover/Hershey
Hampton Inn, Carlisle
Residence Inn by Marriott, Carlisle
TownePlace Suites by Marriott, Harrisburg
Holiday Inn Express Hotel and Suites, Harrisburg
Courtyard by Marriott, Scranton
Hampton Inn, Danville
Hampton Inn, Selinsgrove
Holiday Inn Express, New Columbia

Washington D.C. Metro Area
Residence Inn by Marriott, Tyson's Corner
Courtyard by Marriott, Alexandria
Residence Inn by Marriott, Greenbelt, MD
Hyatt Summerfield Suites, Gaithersburg, MD
Fairfield Inn, Laurel, MD
Holiday Inn Express, Camp Springs, MD

Virginia/North Carolina
Residence Inn by Marriott, Williamsburg
Springhill Suites, Williamsburg
Hyatt Summerfield Suites, Charlotte, NC

California/Arizona
Hyatt Summerfield Suites, Pleasant Hill/Walnut Creek, CA
Hyatt Summerfield Suites, Pleasanton/Dublin, CA
Hyatt Summerfield Suites, Scottsdale, AZ

HT Properties Listing as of March 1, 2010


Porte du Bonheur

FINANCIAL STATEMENTS 2009
HERSHA HOSPITALITY TRUST (HT)


HERSHA







HERSHA HOSPITALITY TRUST
CONSOLIDATED FINANCIAL STATEMENTS

INDEX

The Annual Report contains excerpts from our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and substantially conforms with the version filed with the Securities and Exchange Commission ("SEC"). However, the Form 10-K also contains additional information. For a free copy of our Form 10-K, please contact:

Investor Relations
Hersha Hospitality Trust
44 Hersha Drive
Harrisburg, PA 17102

Our Form 10-K and other filings with the SEC are also available on our website, www.hersha.com. The most recent certifications by our chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K.

PART I

Item 1. Business

Unless the context otherwise requires, references in this report to: (1) "we," "us," "our," the "Company" and "Hersha" mean Hersha Hospitality Trust and its consolidated subsidiaries, including Hersha Hospitality Limited Partnership, taken as a whole; (2) "HHLP" and "our operating partnership" mean Hersha Hospitality Limited Partnership; and (3) "common shares" mean our Class A common shares of beneficial interest, $0.01 par value per share.

All brand names, trademarks and service marks appearing in this report are the property of their respective owners. This report may contain registered trademarks owned or licensed to companies other than us, including, but not limited to, Comfort Inn®, Courtyard® by Marriott®, Fairfield Inn®, Fairfield Inn® by Marriott®, Hampton Inn® Hawthorne Suites®, Hilton®, Hilton Garden Inn®, Hilton Hotels®, Holiday Inn®, Holiday Inn Express®, Homewood Suites®, Homewood Suites by Hilton®, Hyatt Summerfield Suites®, Mainstay Suites®, Marriott®, Marriott Hotels & Resorts®, Residence Inn®, Residence Inn® by Marriott®, Sleep Inn® Springhill Suites® and Springhill Suites by Marriott®. None of the owners or licensees of any trademarks contained in this report or any of their respective present and future owners, subsidiaries, affiliates, officers, directors, agents or employees shall have any liability or responsibility for any financial statements or other financial information contained in this report.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements containing the words, "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" and words of similar import. Such forward-looking statements relate to future events, our plans, strategies, prospects and future financial performance, and involve known and unknown risks that are difficult to predict, uncertainties and other factors which may cause our actual results, performance or achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should specifically consider the various factors identified in this report including, but not limited to those discussed in the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations" that could cause actual results to differ. Statements regarding the following subjects are forward-looking by their nature:

- our business or investment strategy;
- our projected operating results;
- our distribution policy;
- our liquidity;
- completion of any pending transactions;
- our ability to obtain future financing arrangements;
- our understanding of our competition;
- market trends; and
- projected capital expenditures.

Forward-looking statements are based on our beliefs, assumptions and expectations, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Readers should not place undue reliance on forward-looking statements. The following factors could cause actual results to vary from our forward-looking statements:

- general volatility of the capital markets and the market price of our common shares;
- changes in our business or investment strategy;
- availability, terms and deployment of capital;
- availability of qualified personnel;
- changes in our industry and the market in which we operate, interest rates, or the general economy;
- the degree and nature of our competition;
- financing risks, including the risk of leverage and the corresponding risk of default on our mortgage loans and other debt and potential inability to refinance or extend the maturity of existing indebtedness;
- the depth and duration of the current economic downturn;
- levels of spending in the business, travel and leisure industries, as well as consumer confidence;

- declines in occupancy, average daily rate and RevPAR and other hotel operating metrics;
- hostilities, including future terrorist attacks, or fear of hostilities that affect travel;
- financial condition of, and our relationships with, our joint venture partners, third-party property managers, franchisors and hospitality joint venture partners;
- the degree and nature of our competition;
- increased interest rates and operating costs;
- risks associated with potential acquisitions, including the ability to ramp up and stabilize newly acquired hotels with limited or no operating history, and dispositions of hotel properties;
- risks associated with our development loan portfolio, including the ability of borrowers to repay outstanding principal and accrued interest at maturity;
- availability of and our ability to retain qualified personnel;
- our failure to maintain our qualification as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended;
- environmental uncertainties and risks related to natural disasters;
- changes in real estate and zoning laws and increases in real property tax rates; and
- the factors discussed in Item 1A of this report under the heading "Risk Factors" and in other reports we file with the Securities and Exchange Commission from time to time.

These factors are not necessarily all of the important factors that could cause our actual results, performance or achievements to differ materially from those expressed in or implied by any of our forward-looking statements. Other unknown or unpredictable factors, many of which are beyond our control, also could harm our results, performance or achievements.

All forward-looking statements contained in this report are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and we do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

OVERVIEW

Hersha Hospitality Trust is a self-advised Maryland real estate investment trust that was organized in 1998 and completed its initial public offering in January of 1999. Our common shares are traded on the New York Stock Exchange under the symbol "HT." We invest primarily in institutional grade hotels in central business districts, primary suburban office markets and stable destination and secondary markets in the Northeastern United States and select markets on the West Coast. Our primary strategy is to continue to acquire high quality, upscale, mid-scale and extended-stay hotels in metropolitan markets with high barriers to entry in the Northeastern United States and other markets with similar characteristics. We have operated and intend to continue to operate so as to qualify as a real estate investment trust ("REIT") for federal income tax reporting purposes.

In addition to the direct acquisition of hotels, historically we have made investments in hotels through joint ventures with strategic partners or through equity contributions, secured mezzanine loans and land leases. Although we may invest in hotels through secured development loans and land leases, we do not expect to continue to originate any new secured mezzanine loans or enter into any new land leases as part of our hotel investment strategy.

We seek to identify acquisition candidates located in markets with economic, demographic and supply dynamics favorable to hotel owners and operators. Through our extensive due diligence process, we select those acquisition targets where we believe selective capital improvements and intensive management will increase the hotel's ability to attract key demand segments, enhance hotel operations and increase long-term value.

As of December 31, 2009, our portfolio consisted of 57 wholly owned limited and full service properties and interests in 17 limited and full service properties owned through joint venture investments. Of the 17 limited and full service properties owned through our investment in joint ventures, two are consolidated with us for financial reporting purposes. These 74 properties, with a total of 9,392 rooms, are located in Arizona, California, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island and Virginia and operate under leading brands, such as Marriott ®, Courtyard by Marriott ®, Residence Inn ®, Fairfield Inn ®, Springhill Suites ®, TownePlace Suites ®, Hilton ®, Hilton Garden Inn ®, Hampton Inn ®, Homewood Suites ®, Hyatt Summerfield Suites ®, Holiday Inn ®, Holiday Inn Express ®, Comfort Inn ®, Mainstay Suites ®, Sleep Inn ®, Sheraton Hotel ®, and Hawthorn Suites ®. In addition, some of our hotels operate as independent boutique hotels.

We are structured as an umbrella partnership REIT, or UPREIT, and we own our hotels and our investments in joint ventures through our operating partnership, Hersha Hospitality Limited Partnership, for which we serve as general partner. As of December 31, 2009, we owned an approximate 86.9% partnership interest in our operating partnership.

Our wholly-owned hotels are managed by independent, third party qualified management companies, including Hersha Hospitality Management, L.P. ("HHMLP"), a private management company owned by certain of our affiliated trustees and executive officers and other unaffiliated third party investors. Third party qualified management companies, including HHMLP, manage the hotels that we own through joint venture interests. We lease our wholly-owned hotels to 44 New England Management Company ("44 New England"), our wholly-owned taxable REIT subsidiary ("TRS"). Each of the hotels that we own through a joint venture investment is leased to another TRS that is owned by the respective joint venture or an entity owned in part by 44 New England.

Our principal executive office is located at 44 Hersha Drive, Harrisburg, Pennsylvania 17102. Our telephone number is (717) 236-4400. Our website address is www.hersha.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this report.

AVAILABLE INFORMATION

We make available free of charge through our website (www.hersha.com) our code of ethics, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the SEC. The information available on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings we make with the SEC.

INVESTMENT IN HOTEL PROPERTIES

Our operating strategy focuses on increasing hotel performance for our portfolio. The key elements of this strategy are:

- working together with our hotel management companies to increase occupancy levels and revenue per available room, or "RevPAR", through active property-level management, including intensive marketing efforts to tour groups, corporate and government extended stay customers and other wholesale customers and expanded yield management programs, which are calculated to better match room rates to room demand; and

- maximizing our earnings by managing costs and positioning our hotels to capitalize on increased demand in the high quality, upper-upscale, upscale, mid-scale and extended-stay lodging segment, which we believe can be expected to follow from improving economic conditions.

As of December 31, 2009, we had 57 wholly owned limited and full service properties, with a total of 6,530 rooms.

INVESTMENT IN JOINT VENTURES

In addition to the direct acquisition of hotels, we may make investments in hotels through joint ventures with strategic partners. We have historically identified acquisition candidates located in markets with economic, demographic and supply dynamics favorable to hotel owners and operators. We are not actively pursuing additional joint venture investments.

As of December 31, 2009, we maintain ownership interests in 17 hotels with a total of 2,862 rooms through joint ventures with third parties. Of the 17 hotels owned through interests in joint ventures, 2 are consolidated with us for financial reporting purposes.

DEVELOPMENT LOANS

We take advantage of our relationships with hotel developers, including entities controlled by our officers or affiliated trustees, to identify development and renovation projects that may be attractive to us. While these developers have borne the risk of construction, we have historically invested in hotel development projects by providing secured mortgage or mezzanine financing to hotel developers. In many instances, we maintain a first right of refusal or right of first offer to purchase, at fair market value, the hotel for which we have provided development loan financing. We are not actively pursuing additional development loan investments.

As of December 31, 2009, we had an investment of $46.1 million in loans to seven hotel development projects.

ACQUISITIONS

Our primary growth strategy is to selectively acquire high quality, upper- upscale, upscale, mid-scale and extended-stay hotels in metropolitan markets with high barriers-to-entry. Through our due diligence process, we select those acquisition targets where we believe selective capital improvements and intensive management will increase the hotel's ability to attract key demand segments, enhance hotel operations and increase long-term value. We believe that current market conditions are creating opportunities to acquire hotels at attractive prices. In executing our disciplined acquisition program, we will consider acquiring hotels that meet the following additional criteria:

- nationally-franchised hotels operating under popular brands, such as Marriott Hotels & Resorts, Hilton Hotels, Courtyard by Marriott, Residence Inn by Marriott, Spring Hill Suites by Marriott, Hilton Garden Inn, Homewood Suites by Hilton, Hampton Inn, Sheraton Hotels & Resorts, DoubleTree, Embassy Suites, Hyatt Summerfield Suites, TownePlace Suites and Holiday Inn Express;

- hotels in locations with significant barriers-to-entry, such as high development costs, limited availability of land and lengthy entitlement processes; and

- hotels in our target markets where we can realize operating efficiencies and economies of scale.

Since our initial public offering in January 1999 and through December 31, 2009, we have acquired, wholly or through joint ventures, a total of 86 hotels, including 28 hotels acquired from entities controlled by certain of our affiliated trustees and executive officers. Of the 28 acquisitions from entities controlled by certain of our affiliated trustees and executive officers, 25 were newly constructed or substantially renovated by these entities prior to our acquisition. Because we do not develop properties, we take advantage of our relationships with entities that are developing or substantially renovating hotels, including entities controlled by certain of our affiliated trustees and executive officers, to identify future hotel acquisitions that we believe may be attractive to us. We intend to continue to acquire hotels from entities controlled by certain of our affiliated trustees and executive officers if approved by a majority of our independent trustees in accordance with our related party transaction policy.

DISPOSITIONS

We evaluate our hotels on a periodic basis to determine if these hotels continue to satisfy our investment criteria. We may sell hotels opportunistically based upon management's forecast and review of the cash flow potential for the hotel and re-deploy the proceeds into debt reduction or acquisitions of hotels. We utilize several criteria to determine the long-term potential of our hotels. Hotels are identified for sale based upon management's forecast of the strength of the hotel's cash flows and its ability to remain accretive to our portfolio. Our decision to sell an asset is often predicated upon the size of the hotel, strength of the franchise, property condition and related costs to renovate the property, strength of market demand generators, projected supply of hotel rooms in the market, probability of increased valuation and geographic profile of the hotel. All asset sales are comprehensively reviewed by our Board of Trustees, including our independent trustees. A majority of the independent trustees must approve the terms of all asset sales. During the time since our initial public offering in 1999 through December 31, 2009, we have sold a total of 22 hotels.

FINANCING

The relative stability of the mid-scale and upscale segment of the limited service lodging industry allows us to increase returns to our shareholders through the prudent application of leverage. We may employ a higher amount of leverage at a specific hotel to achieve a desired return when warranted by that hotel's historical operating performance and may use greater leverage across our portfolio if and when warranted by prevailing market conditions.

PROPERTY MANAGEMENT

We work closely with our hotel management companies to operate our hotels and increase same hotel performance for our portfolio. Through our TRS and our investment in joint ventures, we have retained the following management companies to operate our hotels, as of December 31, 2009:

	Wholly Owned		Joint Ventures		Total	
Manager	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms
HHMLP	49	5,322	6	872	55	6,194
Waterford Hotel Group	-	-	9	1,708	9	1,708
LodgeWorks	7	1,005	-	-	7	1,005
Jiten Management	-	-	2	282	2	282
Marriott	1	203	-	-	1	203
Total	57	6,530	17	2,862	74	9,392

Each management agreement provides for a set term and is subject to early termination upon the occurrence of defaults and certain other events described therein. As required under the REIT qualification rules, all managers, including HHMLP, must qualify as an "eligible independent contractor" during the term of the management agreements.

Under the management agreements, the manager generally pays the operating expenses of our hotels. All operating expenses or other expenses incurred by the manager in performing its authorized duties are reimbursed or borne by our TRS to the extent the operating expenses or other expenses are incurred within the limits of the applicable approved hotel operating budget. Our managers are not obligated to advance any of their own funds for operating expenses of a hotel or to incur any liability in connection with operating a hotel.

For their services, the managers receive a base management fee, and if a hotel meets and exceeds certain thresholds, an additional incentive management fee. The base management fee for a hotel is due monthly and is generally equal to 3% of the gross revenues associated with that hotel for the related month.

CAPITAL IMPROVEMENTS, RENOVATION AND REFURBISHMENT

We have established capital reserves for our hotels to maintain the hotels in a condition that complies with their respective franchise licenses among other requirements. In addition, we may upgrade the hotels in order to capitalize on opportunities to increase revenue, and, as deemed necessary by our management, to seek to meet competitive conditions and preserve asset quality. We will also renovate hotels when we believe the investment in renovations will provide an attractive return to us through increased revenues and profitability and is in the best interests of our shareholders. We maintain a capital expenditures policy by which replacements and renovations are monitored to determine whether they qualify as capital improvements. All items that are deemed to be repairs and maintenance costs are expensed and recorded in Hotel Operating Expenses in the Consolidated Statements of Operations.

OPERATING PRACTICES

Our hotel managers utilize centralized accounting and data processing systems, which facilitate financial statement and budget preparation, payroll management, quality control and other support functions for the on-site hotel management team. Our hotel managers also provide centralized control over purchasing and project management (which can create economies of scale in purchasing) while emphasizing local discretion within specific guidelines.

DISTRIBUTIONS

We have made forty-four consecutive quarterly distributions to the holders of our common shares since our initial public offering in January 1999 and intend to continue to make regular quarterly distributions to our shareholders as approved by our Board of Trustees. The following table sets forth distribution information for the last two calendar years.

Quarter to which Distribution Relates	Class A Common Shares and Limited Partnership Unit Per Share Distribution Amount	Record Date	Payment Date	Series A Preferred Per Share Distribution Amount	Record Date	Payment Date
2009						
Fourth Quarter	$ 0.05	1/4/10	1/15/10	$ 0.50	1/1/10	1/15/10
Third Quarter	$ 0.05	9/30/09	10/15/09	$ 0.50	10/1/09	10/15/09
Second Quarter	$ 0.05	6/30/09	7/15/09	$ 0.50	7/1/09	7/15/09
First Quarter	$ 0.18	3/31/09	4/15/09	$ 0.50	4/1/09	4/15/09
2008						
Fourth Quarter	$ 0.18	1/5/09	1/16/09	$ 0.50	1/1/09	1/15/09
Third Quarter	$ 0.18	9/30/08	10/16/08	$ 0.50	10/1/08	10/15/08
Second Quarter	$ 0.18	6/30/08	7/16/08	$ 0.50	7/1/08	7/15/08
First Quarter	$ 0.18	3/31/08	4/16/08	$ 0.50	4/1/08	4/15/08

Our Board of Trustees will determine the amount of our future distributions in its sole discretion and its decision will depend on a number of factors, including the amount of funds from operations, our partnership's financial condition, debt service requirements, capital expenditure requirements for our hotels, the annual distribution requirements under the REIT provisions of the Internal Revenue Code and such other factors as the trustees deem relevant. Our ability to make distributions will depend on the profitability of and cash flow available from our hotels. There can be no assurance we will continue to pay distributions at the rates above or any other rate. Additionally, we may, if necessary and allowable, pay taxable dividends of our shares or debt securities to meet the distribution requirements. There are no assurances we will be able to continue to make quarterly distributions at the current rate.

SEASONALITY

Our hotels' operations historically have been seasonal in nature, reflecting higher occupancy rates during the second and third quarters. This seasonality causes fluctuations in our quarterly operating revenues and profitability. Hotel revenue is generally greater in the second and third quarters than in the first and fourth quarters.

COMPETITION

The upscale and mid-scale, limited service segment of the hotel business is highly competitive. Among many other factors, our hotels compete on the basis of location, room rates, quality, service levels, reputation, and reservation systems. There are many competitors in our market segments and new hotels are routinely being constructed. Additions to supply create new competitors, in some cases without corresponding increases in demand for hotel rooms.

We also compete for hotel acquisitions with entities that have investment objectives similar to ours. This competition could limit the number of suitable investment opportunities offered to us. It may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms.

EMPLOYEES

As of December 31, 2009, we had 24 employees who were principally engaged in managing the affairs of the company unrelated to property management. Our relations with our employees are satisfactory.

FRANCHISE AGREEMENTS

We believe that the public's perception of quality associated with a franchisor is an important feature in the operation of a hotel. Franchisors provide a variety of benefits for franchisees, which include national advertising, publicity and other marketing programs designed to increase brand awareness, training of personnel, continuous review of quality standards and centralized reservation systems. Most of our hotels operate under franchise licenses from national hotel franchisors, including:

Franchisor	Franchises
Marriott International	Marriott, Residence Inn, Springhill Suites, Courtyard by Marriott, Fairfield Inn, TownePlace Suites
Hilton Hotels Corporation	Hilton, Hilton Garden Inn, Hampton Inn, Homewood Suites
Intercontinental Hotel Group	Holiday Inn, Holiday Inn Express, Holiday Inn Express & Suites
Hyatt Hotels Corporation	Hyatt Summerfield Suites, Hawthorn Suites
Starwood Hotels	Sheraton Hotels
Choice Hotels International	Comfort Inn, Comfort Suites, Sleep Inn, Mainstay Suites

We anticipate that most of the hotels in which we invest will be operated pursuant to franchise licenses.

The franchise licenses generally specify certain management, operational, record-keeping, accounting, reporting and marketing standards and procedures with which the franchisee must comply. The franchise licenses obligate our lessees to comply with the franchisors' standards and requirements with respect to training of operational personnel, safety, maintaining specified insurance, the types of services and products ancillary to guest room services that may be provided by our lessees, display of signage, and the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas. In general, the franchise licenses require us to pay the franchisor a fee typically ranging between 6.0% and 9.3% of our hotel revenues.

TAX STATUS

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1999. As long as we qualify for taxation as a REIT, we generally will not be subject to federal income tax on the portion of our income that is currently distributed to shareholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates. Even if we qualify for taxation as a REIT, we will be subject to certain state and local taxes on our income and property and to federal income and excise taxes on our undistributed income.

We own interest in several TRSs. We may own up to 100% of the stock of a TRS. A TRS is a taxable corporation that may lease hotels under certain circumstances, provide services to us, and perform activities such as third party management, development, and other independent business activities. Overall, no more than 25% of the value of our assets may consist of securities of one or more TRSs. In addition, no more than 25% of our gross income for any year may consist of dividends from one or more TRSs and income from certain non-real estate related sources.

A TRS is permitted to lease hotels from us as long as the hotels are operated on behalf of the TRS by a third party manager that qualifies as an "eligible independent contractor." To qualify for that treatment, the manager must satisfy the following requirements:

1. such manager is, or is related to a person who is, actively engaged in the trade or business of operating "qualified lodging facilities" for any person unrelated to us and the TRS;
2. such manager does not own, directly or indirectly, more than 35% of our shares;
3. no more than 35% of such manager is owned, directly or indirectly, by one or more persons owning 35% or more of our shares; and
4. we do not directly or indirectly derive any income from such manager.

The deductibility of interest paid or accrued by a TRS to us is limited to assure that the TRS is subject to an appropriate level of corporate taxation. A 100% excise tax is imposed on transactions between a TRS and us or our tenants that are not on an arm's-length basis.

FINANCIAL INFORMATION ABOUT SEGMENTS

We are in the business of acquiring equity interests in hotels, and we manage our business in one reportable segment. See "Note 1 - Organization and Summary of Significant Accounting Policies" in Item 7 of this Annual Report on Form 10-K for segment financial information.

Item 2. Properties

The following table sets forth certain information with respect to the 57 hotels we wholly owned as of December 31, 2009 which are consolidated on the Company's financial statements.

Name	Location	Year Opened	Number of Rooms
Comfort Inn	North Dartmouth, MA	1986	84
	Harrisburg, PA	1998	81
Courtyard	Alexandria, VA	2006	203
	Scranton, PA	1996	120
	Langhorne, PA	2002	118
	Brookline/Boston, MA*	2003	188
	Wilmington, DE	1999	78
Fairfield Inn	Bethlehem, PA	1997	103
	Laurel, MD	1999	109
Hampton Inn	Brookhaven, NY	2002	161
	Chelsea/Manhattan, NY	2003	144
	Hershey, PA	1999	110
	Carlisle,PA	1997	95
	Danville, PA	1998	72
	Selinsgrove, PA	1996	75
	Herald Square, Manhattan, NY	2005	136
	Philadelphia, PA	2001	250
	Seaport, NY	2006	65
	Smithfield, RI	2008	101
	West Haven, CT	2009	98
Hawthorn Suites	Franklin, MA	1999	100
Hilton Garden Inn	JFK Airport, NY*	2005	188
	TriBeCa, NY	2009	151
	Edison, NJ*	2003	132
Holiday Inn	Norwich, CT	2006	134
Holiday Inn Express	Hauppauge, NY	2001	133
	Cambridge, MA	1997	112
	Hershey, PA	1997	85
	New Columbia, PA	1997	81
	Malvern, PA	2004	88
	Oxford Valley, PA	2004	88
	Chester, NY	2006	80
	Camp Springs, MD	2008	127
Holiday Inn Express & Suites	Harrisburg, PA	1997	77
	King of Prussia, PA	2004	155
Independent	Wilmington, DE	1999	71
	Fifth Ave, NY	2007	70
	TriBeCa, NY	2008	45
	Brooklyn, NY	2008	93
Mainstay	Valley Forge, PA	2000	69
Residence Inn	North Dartmouth, MA	2002	96
	Tysons Corner, VA	1984	96
	Framingham, MA	2000	125
	Greenbelt, MD	2002	120
	Norwood, MA	2006	96
	Langhorne, PA	2007	100
	Carlisle,PA	2007	78
Sleep Inn	Valley Forge, PA	2000	87
Sheraton Hotel	JFK Airport, NY*	2008	150
Summerfield Suites	White Plains, NY	2000	159
	Bridgewater, NJ	1998	128
	Gaithersburg, MD	1998	140
	Pleasant Hill, CA	2003	142
	Pleasanton, CA	1998	128
	Scottsdale, AZ	1999	164
	Charlotte, NC	1989	144
TownePlace Suites	Harrisburg, PA	2008	107
TOTAL ROOMS			**6,530**

* Our interests in these hotels are subject to ground leases, which, in most cases, require monthly rental payment as determined by the applicable ground lease agreement. These ground lease agreements typically have terms of between 75 and 99 years. See Item 7, "Note 7 – Commitments and Contingencies and Related Party Transactions" for a description of our obligations underground these ground leases.

The following table sets forth certain information with respect to the 17 hotels we owned through joint ventures with third parties as of December 31, 2009. Of the 17 properties owned through interests in joint ventures, two are consolidated.

	Name	Year Opened	Number of Rooms	HHLP Ownership in Asset	HHLP Preferred Return	Consolidated/ Unconsolidated
Courtyard	Norwich, CT	1997	144	66.7%	8.5%	Unconsolidated
	South Boston, MA**	2005	164	50.0%	N/A	Unconsolidated
	Warwick, RI	2003	92	66.7%	8.5%	Unconsolidated
	Ewing/Princeton, NJ	2004	130	50.0%	11.0%	Unconsolidated
Hilton	Hartford, CT	2005	393	8.8%	8.5%	Unconsolidated
Homewood Suites	Glastonbury, CT	2006	136	48.0%	10.0%	Unconsolidated*
Marriott	Mystic, CT	2001	285	66.7%	8.5%	Unconsolidated
	Hartford, CT	2005	409	15.0%	8.5%	Unconsolidated
Residence Inn	Danbury, CT	1999	78	66.7%	8.5%	Unconsolidated
	Mystic, CT	1996	133	66.7%	8.5%	Unconsolidated
	Southington, CT	2002	94	44.7%	8.5%	Unconsolidated
	Williamsburg, VA	2002	108	75.0%	12.0%	Consolidated
Holiday Inn Express	South Boston, MA**	1998	118	50.0%	N/A	Unconsolidated
	Manhattan, NY	2006	228	50.0%	N/A	Unconsolidated
Hilton Garden Inn	Glastonbury, CT	2003	150	48.0%	11.0%	Unconsolidated*
Springhill Suites	Waterford, CT	1998	80	66.7%	8.5%	Unconsolidated
	Williamsburg, VA	2002	120	75.0%	12.0%	Consolidated
TOTAL ROOMS			**2,862**			

* On January 1, 2010, we acquired our joint venture partner's 52.0% membership interest in PRA Glastonbury, LLC, the owner of the Hilton Garden Inn, Glastonbury, CT, and this hotel became one of our wholly-owned hotels. As part of this transaction, our joint venture partner acquired our 48.0% minority membership interest in PRA Suites at Glastonbury, LLC, the entity owning the Homewood Suites, Glastonbury, CT, and assumed the outstanding mortgage debt secured by the Homewood Suites, Glastonbury, CT.

** The joint ventures interests in these hotels are subject to ground leases which, in most cases, require monthly rental payment as determined by the applicable ground lease agreements. These ground lease agreements typically have terms of between 75 and 99 years.

PART II

Item 4. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

SHARE PERFORMANCE GRAPH

The following graph compares the yearly change in our cumulative total shareholder return on our common shares for the period beginning December 31, 2004 and ending December 31, 2009, with the yearly changes in the Standard & Poor's 500 Stock Index (the S&P 500 Index), the Russell 2000 Index, and the SNL Hotel REIT Index ("Hotel REIT Index") for the same period, assuming a base share price of $100.00 for our common shares, the S&P 500 Index, the Russell 2000 Index and the Hotel REIT Index for comparative purposes. The Hotel REIT Index is comprised of publicly traded REITs which focus on investments in hotel properties. Total shareholder return equals appreciation in stock price plus dividends paid and assumes that all dividends are reinvested. The performance graph is not indicative of future investment performance. We do not make or endorse any predictions as to future share price performance.

	Period Ending December 31,					
	2004	2005	2006	2007	2008	2009
Hersha Hospitality Trust	$ 100.00	$ 84.77	$ 114.69	$ 100.79	$ 36.79	$ 44.38
Russell 2000	100.00	104.55	123.76	121.82	80.66	102.58
Hotel REIT Index	100.00	109.80	141.22	109.91	43.96	72.82
S&P 500	100.00	104.90	121.47	128.14	80.73	102.10



Total Return Performance
Index Value
175
150
125
100
75
50
25
0
12/31/2004
12/31/2005
12/31/2006
12/31/2007
12/30/2008
12/30/2009
Hersha
Russell 2000
SNL US REIT Hotel
S&P 500

Item 5. Selected Financial Data

The following sets forth selected financial and operating data on a historical consolidated basis. The following data should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Form 10-K. Where applicable, the operating results of certain real estate assets which have been sold or otherwise qualify as held for disposition are included in discontinued operations for all periods presented.

HERSHA HOSPITALITY TRUST
SELECTED FINANCIAL DATA
(In thousands, except per share data)

	2009	2008	2007	2006	2005
Revenue:					
Hotel Operating Revenues	$ 212,328	$ 236,162	$ 214,883	$ 117,705	$ 53,330
Interest Income From Development Loans	7,411	7,890	6,046	2,487	3,940
Other Revenues	751	1,141	980	737	529
Total Revenue	220,490	245,193	221,909	120,929	57,799
Operating Expenses:					
Hotel Operating Expenses	124,433	133,817	119,499	65,915	29,465
Hotel Ground Rent	1,166	1,040	856	804	433
Real Estate and Personal Property Taxes and Property Insurance	13,879	12,384	10,803	5,492	2,848
General and Administrative	5,892	7,208	7,093	5,527	4,800
Stock Based Compensation	2,143	1,502	852	293	99
Acquisition and Terminated Transaction Costs	328	380	149	316	41
Impairment of Development Loan Receivable and Other Asset	21,408	21,004	-	-	-
Depreciation and Amortization	43,156	38,904	31,943	16,786	6,789
Total Operating Expenses	212,405	216,239	171,195	95,133	44,475
Operating Income	8,085	28,954	50,714	25,796	13,324
Interest Income	208	306	686	1,182	602
Interest Expense	43,359	41,218	40,237	23,500	10,687
Other Expense	165	129	83	102	12
Loss on Debt Extinguishment	-	1,568	-	1,485	-
(Loss) Income before (Loss) Income from Unconsolidated Joint Venture Investments and Discontinued Operations	(35,231)	(13,655)	11,080	1,891	3,227
Net (Loss) Income from Unconsolidated Joint Venture Investments	(7,190)	(517)	3,476	1,799	457
(Loss) Income from Continuing Operations	(42,421)	(14,172)	14,556	3,690	3,684
Discontinued Operations (Note 12):					
Gain on Disposition of Hotel Properties	1,869	2,888	4,248	784	1,323
Loss from Impairment of Assets	(17,703)	-	-	-	-
(Loss) Income from Discontinued Operations	(203)	855	1,368	1,330	(1,555)
(Loss) Income from Discontinued Operations	(16,037)	3,743	5,616	2,114	(232)
Net (Loss) Income	(58,458)	(10,429)	20,172	5,804	3,452
Loss (Income) Allocated to Noncontrolling Interests	8,597	1,621	(2,325)	(706)	(155)
Distributions to Preferred Unitholders	-	-	-	-	-
Preferred Distributions	(4,800)	(4,800)	(4,800)	(4,800)	(1,920)
Net (Loss) Income applicable to Common Shareholders	$ (54,661)	$ (13,608)	$ 13,047	$ 298	$ 1,377
Basic (Loss) Income from Continuing Operations applicable to Common Shareholders	$ (0.81)	$ (0.38)	$ 0.20	$ (0.05)	$ 0.07
Diluted (Loss) Income from Continuing Operations applicable to Common Shareholders [(1)]	(0.81)	(0.38)	0.20	(0.05)	0.07
Dividends declared per Common Share	0.33	0.72	0.72	0.72	0.72

	2009	2008	2007	2006	2005
Balance Sheet Data					
Net investment in hotel properties	$ 938,954	$ 982,082	$ 893,297	$ 807,784	$ 317,980
Assets Held for Sale	21,073	-	-	-	3,407
Noncontrolling Interests Common Units	27,126	34,781	42,845	25,933	15,147
Redeemable Noncontrolling Interest	14,733	18,739	-	-	-
Noncontrolling Interests Consolidated Joint Ventures	267	1,854	1,908	3,092	2,079
Shareholder's equity	302,197	349,963	330,405	331,619	164,703
Total assets	1,111,044	1,178,405	1,067,607	968,208	455,355
Total debt	724,551	743,781	663,008	580,542	256,146
Debt related to Assets Held for Sale	20,892	-	-	-	375
Other Data					
Funds from Operations [(2)]	$ (15,912)	$ 31,441	$ 49,823	$ 25,936	$ 14,495
Net cash provided by operating activities	$ 21,532	$ 53,894	$ 59,300	$ 27,217	$ 15,002
Net cash used in investing activities	$ (8,921)	$ (114,870)	$ (46,027)	$ (413,881)	$ (190,825)
Net cash (used in) provided by financing activities	$ (16,904)	$ 64,346	$ (11,262)	$ 388,200	$ 163,989
Weighted average shares outstanding					
Basic	51,027,742	45,184,127	40,718,724	27,118,264	20,293,554
Diluted [(1)]	51,027,742	45,184,127	40,718,724	27,118,264	20,299,937

(1) Income allocated to noncontrolling interest in HHLP has been excluded from the numerator and Partnership units have been omitted from the denominator for the purpose of computing diluted earnings per share since the effect of including these amounts in the numerator and denominator would have no impact.

(2) See Item 6 “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Funds From Operations” for an explanation of FFO, why we believe FFO is a meaningful measure of our operating performance and a reconciliation of FFO to net income calculated in accordance with GAAP.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Certain statements appearing in this Item 6 are forward-looking statements within the meaning of the federal securities laws. Our actual results may differ materially. We caution you not to place undue reliance on any such forward-looking statements. See Item 1, Part I (Business – CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS) for additional information regarding our forward-looking statements.

GENERAL

As of December 31, 2009, we owned interests in 74 hotels in the eastern United States including interests in 17 hotels owned through joint ventures. For purposes of the REIT qualification rules, we cannot directly operate any of our hotels. Instead, we must lease our hotels to a third party lessee or to a taxable REIT subsidiary ("TRS"), provided that the TRS engages an eligible independent contractor to manage the hotels. As of December 31, 2009, we have leased all of our hotels to a wholly-owned TRS, a joint venture owned TRS, or an entity owned by our wholly-owned TRS. Each of these TRS entities will pay qualifying rent, and the TRS entities have entered into management contracts with qualified independent managers, including HHMLP, with respect to our hotels. We intend to lease all newly acquired hotels to a TRS.

The TRS structure enables us to participate more directly in the operating performance of our hotels. The TRS directly receives all revenue from, and funds all expenses relating to hotel operations. The TRS is also subject to income tax on its earnings.

During the year ended December 31, 2009, the U.S. economy has been influenced by financial industry turmoil, growing unemployment and declining consumer sentiment. The recessionary environment in 2009 has and is forecasted to continue to negatively impact overall lodging demand and our results of operations and financial condition. For the year ended December 31, 2009, we have seen decreases in Average Daily Rate ("ADR"), occupancy, and Revenue Per Available Room ("RevPAR") due to these economic factors as compared to the years ended December 31, 2008 and 2007.

The turmoil in the financial industry has caused credit to significantly tighten making it more difficult for hotel developers to obtain financing for development projects or for hotels with limited operating history. This turmoil in the financial industry may continue to have a negative impact on the collectability of our portfolio of development loans receivable. While we have the intent to pursue collection of amounts contractually due to us, we recorded an impairment charge of $21,408 during the year ended December 31, 2009 related to amounts due to us for two development loans receivable. We monitor this portfolio to determine the collectability of the loan principal and interest accrued and will continue to monitor this portfolio on an on-going basis. For more information, please see "Note 4 – Development Loans Receivable and Land Leases."

In addition, the tightening credit markets have made it more difficult to finance the acquisition of new hotel properties or refinance existing hotel properties that do not have a history of profitable operations. We monitor the maturity dates of our debt obligations and take steps in advance of the debt becoming due to extend or refinance the obligations. Please refer to "Item 6A. Quantitative and Qualitative Disclosures About Market Risk" for a discussion of our debt maturities.

We are planning for a continued downward trend in consumer and commercial spending and lodging demand during the first half of 2010. However, we believe this downward trend may begin to show signs of stabilizing in the second half of 2010. We do not anticipate an improvement in lodging demand until the current economic trends reverse course, particularly the expected continued weakness in the overall economy and the lack of liquidity in the credit markets. The general economic trends discussed above make it difficult to predict our future operating results. There can be no assurances that we will not experience further declines in hotel revenues, occupancy, ADR or RevPAR at our properties or experience defaults under our development loans for any number of reasons, including, but not limited to, greater than anticipated weakness in the economy, changes in travel patterns, the continued impact of the trends identified above and the limited availability of permanent financing to refinance or repay existing development loans, as well as other factors identified under the heading "Risk Factors" in Item 1A. of this Annual Report.

Notwithstanding general economic and industry conditions, we believe our company is positioned well to take part in the economic recovery anticipated to occur in the second half of 2010, both operationally and strategically. As we enter this next cycle of the lodging industry and as a result of our company's growth over the last five years, we expect to see our hotel acquisition strategy shift slightly from that employed in prior years. We will continue to seek acquisition opportunities in central business districts, primary suburban markets and stable secondary markets. However, we do not expect to actively pursue acquisitions made through joint ventures similar to those we own today, and will consider opportunities to acquire our joint venture partners', or sell our, interests in existing joint ventures, as we did with our PRA Glastonbury joint ventures in January 2010. In addition, we do not expect to actively pursue additional development loans and land leases as part of our hotel acquisition strategy. While property joint ventures, development loans and land leases played an important role in our growth over the last five years, we do not expect them to play the same role in our near-term future growth, but we may pursue these types of investments in the future if we believe they present us with the potential for attractive risk-adjusted returns.

The following table outlines operating results for the Company's portfolio of wholly owned hotels and those owned through joint venture interests that are consolidated in our financial statements for the three years ended December 31, 2009, 2008 and 2007:

CONSOLIDATED HOTELS:	Year Ended 2009	Year Ended 2008	2009 vs. 2008 % Variance	Year Ended 2007	2008 vs. 2007 % Variance
Rooms Available	2,378,088	2,241,165	6.1%	2,066,525	8.5%
Rooms Occupied	1,604,847	1,610,678	-0.4%	1,528,539	5.4%
Occupancy	67.48%	71.87%	-4.4%	73.97%	-2.1%
Average Daily Rate (ADR)	$ 126.28	$ 140.59	-10.2%	$ 134.56	4.5%
Revenue Per Available Room (RevPAR)	$ 85.22	$ 101.04	-15.7%	$ 99.53	1.5%
Room Revenues	$ 202,688,044	$ 226,443,272	-10.5%	$ 205,686,215	10.1%
Hotel Operating Revenues	$ 212,327,816	$ 236,162,286	-10.1%	$ 214,882,728	9.9%
Hotel Operating Revenues from Discontinued Operations	$ 7,816,286	$ 14,302,487	N/A	$ 21,263,000	N/A

The following table outlines operating results for the three years ended December 31, 2009, 2008 and 2007 for hotels we own through an unconsolidated joint venture interest. These operating results reflect 100% of the operating results of the property including our interest and the interests of our joint venture partners and other minority interest holders.

UNCONSOLIDATED JOINT VENTURES:	Year Ended 2009	Year Ended 2008	2009 vs. 2008 % Variance	Year Ended 2007	2008 vs. 2007 % Variance
Rooms Available	961,407	963,892	-0.3%	954,114	1.0%
Rooms Occupied	619,558	677,485	-8.6%	682,169	-0.7%
Occupancy	64.44%	70.29%	-5.8%	71.50%	-1.2%
Average Daily Rate (ADR)	$ 131.86	$ 146.91	-10.2%	$ 144.51	1.7%
Revenue Per Available Room (RevPAR)	$ 84.98	$ 103.26	-17.7%	$ 103.32	-0.1%
Room Revenues	$ 81,717,987	$ 99,530,317	-17.9%	$ 98,580,629	1.0%
Total Revenues	$ 104,328,667	$ 127,874,193	-18.4%	$ 130,167,451	-1.8%

RevPAR for the year ended December 31, 2009 decreased 15.7% for our consolidated hotels and decreased 17.7% for our unconsolidated hotels when compared to the same period in 2008. This represents a reversal of the growth trend in RevPAR experienced during the year ended December 31, 2008 over the same period in 2007. This reversal in the growth trend in RevPAR is primarily due to deteriorating economic conditions in 2009.

The increase in RevPAR during the year ended December 31, 2008 was due primarily to our broadened strategic portfolio focus on stronger central business districts and primary suburban office parks; the size of the recent acquisitions as a percentage of the portfolio; franchise affiliations with stronger brands, such as Hyatt Summerfield Suite, Hilton Garden Inn, Residence Inn and Courtyard by Marriott; and a focus on improving the ADR. The increase in both rooms and total revenue can be attributed primarily to the hotels acquired during the respective periods.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2009 TO DECEMBER 31, 2008
(dollars in thousands, except per share data)

Revenue

Our total revenues for the year ended December 31, 2009 consisted of hotel operating revenues, interest income from our development loan program, and other revenue. Hotel operating revenues are recorded for wholly owned hotels that are leased to our wholly owned TRS and hotels owned through joint venture interests that are consolidated in our financial statements. Hotel operating revenues decreased $23,834, or 10.1%, from $236,162 for the year ended December 31, 2008 to $212,328 for the same period in 2009. This decrease resulted from decreases in both ADR and occupancy. ADR decreased 10.2% from $140.59 for year ended December 31, 2008 to $126.28 during the same period in 2009. Our occupancy rate decreased 439 basis points from approximately 71.87% during the year ended December 31, 2008 to approximately 67.48% for the same period in 2009.

The decrease in hotel operating revenues was only partially offset by the additional hotel operating revenues attributed to the following acquisitions consummated during the year ended December 31, 2009:

Brand	Location	Acquisition Date	Rooms	2009 Total Revenue
Hilton Garden Inn	TriBeCa, New York, NY	5/1/09 *	151	$ 6,761
Hampton Inn & Suites	West Haven, CT	11/4/09	98	$ 374
			249	$ 7,135

* We acquired a 49% interest in the entity that owns the property on May 1, 2009 and acquired the remaining 51% interest on June 30, 2009.

Revenues for both hotels were recorded from the date of acquisition as hotel operating revenues. Further, hotel operating revenues for the year ended December 31, 2009 included revenues for a full year related to six hotels that were purchased during the year ended December 31, 2008. Hotels acquired during the year ended December 31, 2008 would have a full year of results included in the year ended December 31, 2009 but not necessarily a full year of results during the same period in 2008. We acquired interests in the following six consolidated hotels during the year ended December 31, 2008:

Brand	Location	Acquisition Date	Rooms	2009 Total Revenue	2008 Total Revenue
Duane Street Hotel (TriBeCa)	New York, NY	1/4/08	45	$ 2,836	$ 3,688
TownePlace Suites	Harrisburg, PA	5/8/08	107	2,440	1,755
Sheraton Hotel	JFK Airport, Jamaica, NY	6/13/08	150	7,869	3,931
Holiday Inn Express	Camp Springs, MD	6/26/08	127	2,587	1,313
nu Hotel	Brooklyn, NY	7/7/08 *	93	4,488	2,314
Hampton Inn & Suites	Smithfield, RI	8/1/08	101	2,033	848
			623	$ 22,253	$ 13,849

* The property was purchased on January 14, 2008 but did not open for business until July 7, 2008.

We invest in hotel development projects by providing mortgage or mezzanine financing to hotel developers and through the acquisition of land that is then leased to hotel developers. Interest income is earned on our development loans at rates ranging between 10.0% and 20.0%. Interest income from development loans receivable was $7,411 for the year ended December 31, 2009 compared to $7,890 for the same period in 2008. The decrease in interest income from development loans receivable was due to a decrease in the average balance of development loans receivable outstanding in 2009 and cessation of interest accrual on certain loans that were deemed to be impaired, which resulted in a $479, or 6.1% decrease in interest income.

As hotel developers are engaged in constructing new hotels or renovating existing hotels the hotel properties are typically not generating revenue. It is common for the developers to require construction type loans to finance the projects whereby interest incurred on the loan is not paid currently; rather it is added to the principal borrowed and repaid at maturity. On June 30, 2009, we amended four development loans, with an aggregate principal balance of $40,000 prior to the amendment, to allow the borrower to elect, quarterly, to pay accrued interest in-kind by adding the accrued interest to the principal balance of the loan. As a result, $4,502 in accrued interest on these loans was added to principal for the year ended December 31, 2009.

We monitor our development loan portfolio for indications of impairment considering the current economic environment, the borrowers' access to other sources of financing to complete their hotel development projects, and the borrowers ability to repay amounts owed to us through the operation or eventual sale of the properties being financed by our loans receivable. Based on our reviews, we determined that our development loans to Brisam East 52, LLC and Brisam Greenwich, LLC, which were secured by the equity interest in each entity, were permanently impaired as of December 31, 2009. We ceased accruing interest on these two loans effective July 1, 2009. As of December 31, 2009, we have determined that the fair value of these loan receivables are $0 and have incurred an impairment charge for the remaining principal on these loans in the aggregate amount of $21,408, which includes $1,408 of interest income paid in-kind.

During the year ended December 31, 2008, we recorded an impairment charge for one of our development loans to an unaffiliated developer for the remaining principal of $18,748, which is net of unamortized discount and loan fees in the amount of $1,252. The loan was deemed to be fully impaired when the developer was unable to obtain additional construction financing to complete the project and consequently defaulted under his senior mortgage loan. The project, located in Brooklyn, NY, was to include hotel, residential and retail components, however, the land acquisition financing and our loan were not sufficient to fund the ongoing construction. A receivable for uncollected interest income of $569, which is net of unrecognized deferred loan fees of $143, was also recorded as an impairment charge. In connection with the development loan, we also hold an option to acquire an interest in the hotel upon completion of the development project. This option was valued at $1,687 at its inception and is deemed to be fully impaired. The total impairment charge recorded during the year ended December 31, 2008 related to this development loan and option was $21,004.

Of the $46,094 in development loans receivable outstanding as of December 31, 2009, $15,000, or 32.5%, is invested in hotels that are currently operating and generating revenue and $31,094, or 67.5%, is invested in hotel construction projects with significant progress made toward completion. We have written off and no longer reflect any value for development loans to hotel development projects that are in the early phase of development where development has been limited to land acquisition and site preparation.

Other revenue consists primarily of fees earned for asset management services provided to properties owned by certain of our unconsolidated joint ventures. These fees are earned as a percentage of the revenues of the unconsolidated joint ventures' hotels. Other revenues decreased from $1,141 for the year ended December 31, 2008 to $751 during the year ended December 31, 2009 primarily due to a decrease in asset management as a result of declining revenues at properties owned by certain of our unconsolidated joint ventures.

Expenses

Total hotel operating expenses decreased 7.0% to approximately $124,433 for the year ended December 31, 2009 from $133,817 for the year ended December 31, 2008. As a result of declining hotel operating revenues, our hotel operators implemented cost reduction and cost containment initiatives to reduce hotel operating expenses. Decreases in our hotel operating expenses resulting from lower occupancies and our operators cost reduction initiatives were partially offset by increases in hotel operating expenses due to the acquisitions consummated since January 1, 2008, as mentioned above. The acquisitions also resulted in an increase in depreciation and amortization from $38,904 for the year ended December 31, 2008 to $43,156 for the year ended December 31, 2009. Similarly, real estate and personal property tax and property insurance increased $1,495, or 12.1%, in the year ended December 31, 2009 when compared to the same period in 2008.

General and administrative expense decreased by approximately $1,316 from $7,208 in 2008 to $5,892 in 2009. As of December 31, 2009, discretionary incentive compensation related to 2009 fiscal year had not been determined and, accordingly, no expense had been accrued. General and administrative expense for the year ended December 31, 2008 included a charge of $1,253 for incentive compensation related to the 2008 fiscal year. Non-cash stock based compensation expense increased $641 when comparing the year ended December 31, 2009 to the same period in 2008 as a result of increased vesting of restricted shares and performance shares issued and earned during the year ended December 31, 2009.

Unconsolidated Joint Venture Investments

For the year ended December 31, 2009, we recorded $7,190 in loss from unconsolidated joint ventures compared to $517 in loss from unconsolidated joint ventures for the same period in 2008.

Included in the loss from unconsolidated joint ventures for the year ended December 31, 2009 was an impairment charge of $4,541. Through our investment in Hiren Boston, LLC joint venture, we have a 50% interest the Courtyard, South Boston, MA. We determined that our interest in this hotel was impaired and, as of December 31, 2009, we recorded an impairment loss of approximately $3,500 which represents our entire investment in the hotel. Through our investment in PRA Suites at Glastonbury, LLC joint venture, we have a 48% interest the Homewood Suites, Glastonbury, CT. In 2009, we entered into an agreement to transfer our interest in this hotel to our joint venture partner as partial consideration for the purchase of our joint venture partner's 52% interest in PRA Glastonbury, LLC, the owner of the Hilton Garden Inn, Glastonbury, CT. This transaction closed effective January 1, 2010. We determined that the carrying value of our interest in the Homewood Suites, Glastonbury, CT exceeded fair value and, as of December 31, 2009, and recorded an impairment loss of $1,041. As a result of this transaction, as of January 1, 2010 we own a 100% interest in the Hilton Garden Inn, Glastonbury, CT and have no remaining interest in the Homewood Suites, Glastonbury, CT. We believe the purchase of the Hilton Garden Inn, Glastonbury, CT in 2010 will result in a $1,918 gain as a result of applying purchase accounting and the subsequent remeasurement of our previously held 48% interest which will be recorded in the first quarter of 2010.

Through our investment in the Mystic Partners, LLC joint venture, we have an 8.8% interest in the Hilton Hotel in Hartford, CT. In 2008, we determined that our interest in this hotel was impaired. As of December 31, 2008, we recorded an impairment loss of approximately $1,890 which represents our entire investment in the hotel.

For the year ended December 31, 2009, loss from our investment in unconsolidated joint ventures, excluding the impairment charges noted above, was $2,649. This compares to income from our investment in unconsolidated joint ventures, excluding the impairment charges noted above, of $1,373 for the same period in 2008. This decrease was the result of deteriorating revenues in the hotels owned by our unconsolidated joint ventures. The operating factors impacting the results of our hotels owned by our unconsolidated joint ventures are consistent with those described above in the discussion of our consolidated hotels, and include declining ADR, occupancy and RevPAR.

Net Income/Loss

Net loss applicable to common shareholders for year ended December 31, 2009 was $54,661 compared to net loss applicable to common shareholders of $13,608 for the same period in 2008.

Operating income for the year ended December 31, 2009 was $8,085 compared to operating income of $28,954 during the same period in 2008. The $20,869, or 72.1%, decrease in operating income was primarily the result of the impairment charge of $21,408 related to our investment in a development loan and an option to acquire the hotel property upon completion, noted above.

Also contributing to the net loss recorded during the year ended December 31, 2009 was an impairment charge of $17,703 recorded on two parcels of land and a hotel, each of which is classified as held for sale as of December 31, 2009. Due to the economic challenges facing hotel development projects, especially those that are in the early phase of development, we decided during the quarter ended September 30, 2009 to exit our two remaining land leases and dispose of the related land parcels. Effective July 1, 2009, we ceased accruing rents under these leases. We determined that the carrying value of the land exceeded fair value and we recorded an impairment of $14,545. We also determined that accrued rents under the leases were uncollectible and accrued rents receivable of $1,579 was expensed during the year ended December 31, 2009. In addition, we committed to a plan to sell one of our hotels and determined that carrying value of this property exceeded fair value by $1,558 which was recorded as an impairment charge during the year ended December 31, 2009.

In addition, we recorded a gain of $2,888 on the disposition of hotel properties during the year ended December 31, 2008, compared to a $1,869 gain during the same period in 2009.

Interest expense increased $2,141 from $41,218 for the year ended December 31, 2008 to $43,359 for the year ended December 31, 2009. The increase in interest expense is the result of mortgages placed on newly acquired properties and increased average balances on our line of credit.

FUNDS FROM OPERATIONS
(in thousands, except share data)

The National Association of Real Estate Investment Trusts ("NAREIT") developed Funds from Operations ("FFO") as a non-GAAP financial measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. We calculate FFO applicable to common shares and Partnership units in accordance with the April 2002 National Policy Bulletin of NAREIT, which we refer to as the White Paper. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP) excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated assets, plus certain non-cash items, such as depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Our interpretation of the NAREIT definition is that minority interest in net income (loss) should be added back to (deducted from) net income (loss) as part of reconciling net income (loss) to FFO. Our FFO computation may not be comparable to FFO reported by other REITs that do not compute FFO in accordance with the NAREIT definition, or that interpret the NAREIT definition differently than we do.

The GAAP measure that we believe to be most directly comparable to FFO, net income (loss) applicable to common shares, includes depreciation and amortization expenses, gains or losses on property sales, minority interest and preferred dividends. In computing FFO, we eliminate these items because, in our view, they are not indicative of the results from our property operations.

FFO does not represent cash flows from operating activities in accordance with GAAP and should not be considered an alternative to net income as an indication of Hersha's performance or to cash flow as a measure of liquidity or ability to make distributions. We consider FFO to be a meaningful, additional measure of operating performance because it excludes the effects of the assumption that the value of real estate assets diminishes predictably over time, and because it is widely used by industry analysts as a performance measure. We show both FFO from consolidated hotel operations and FFO from unconsolidated joint ventures because we believe it is meaningful for the investor to understand the relative contributions from our consolidated and unconsolidated hotels. The display of both FFO from consolidated hotels and FFO from unconsolidated joint ventures allows for a detailed analysis of the operating performance of our hotel portfolio by management and investors. We present FFO applicable to common shares and Partnership units because our Partnership units are redeemable for common shares. We believe it is meaningful for the investor to understand FFO applicable to all common shares and Partnership units.

The following table reconciles FFO for the periods presented to the most directly comparable GAAP measure, net income, for the same periods.

	Twelve Months Ending		
	December 31, 2009	December 31, 2008	December 31, 2007
Net (loss) income applicable to common shares	$ (54,661)	$ (13,608)	$ 13,047
(Loss) income allocated to noncontrolling interest	(8,597)	(1,621)	2,325
Loss (income) from unconsolidated joint ventures	7,190	517	(3,476)
Gain on sale of assets	(1,869)	(2,888)	(4,248)
Depreciation and amortization	43,156	38,904	31,943
Depreciation and amortization from discontinued operations	1,129	2,514	3,187
FFO related to the noncontrolling interest in consolidated joint ventures (1)	(98)	(240)	(652)
Funds from consolidated hotel operations applicable to common shares and Partnership units	(13,750)	23,578	42,126
(Loss) income from unconsolidated joint ventures	(7,190)	(517)	3,476
Add:			
Depreciation and amortization of purchase price in excess of historical cost (2)	2,137	2,093	2,055
Interest in deferred financing costs written off in unconsolidated joint venture debt extinguishment	-	-	(2,858)
Interest in depreciation and amortization of unconsolidated joint venture (3)	2,891	6,287	5,024
Funds from unconsolidated joint ventures operations applicable to common shares and Partnership units	(2,162)	7,863	7,697
Funds from Operations applicable to common shares and Partnership units	$ (15,912)	$ 31,441	$ 49,823
Weighted Average Common Shares and Units Outstanding			
Basic	51,027,742	45,184,127	40,718,724
Diluted	51,027,742	53,218,864	46,183,394

(1) Adjustment made to deduct FFO related to the noncontrolling interest in our consolidated joint ventures; Represents the portion of net income and depreciation allocated to our joint venture partners.

(2) Adjustment made to add depreciation of purchase price in excess of historical cost of the assets in the unconsolidated joint venture at the time of our investment.

(3) Adjustment made to add our interest in real estate related depreciation and amortization of our unconsolidated joint ventures.

Comparison of the year ended December 31, 2009 to December 31, 2008

FFO was a deficit of $15,912 for the year ended December 31, 2009, which was a decrease of $47,353 or 150.6%, over FFO in the comparable period in 2008, which was $31,441. FFO for year ended December 31, 2009 was negatively impacted by total impairment charges of $43,652 recognized during 2009 compared to $22,894 in 2008. Other than these impairment charges, the decrease in FFO was primarily a result of worsening economic conditions which has caused occupancies and average daily rates to decline at our hotel properties. The decrease in revenues has only been partially offset by decreases in operating expenses resulting from declines in occupancy and our hotel operators cost reduction initiatives.

FFO was also negatively impacted by increases in our interest expense during the year ended December 31, 2009.

Comparison of the year ended December 31, 2008 to December 31, 2007

FFO was $31,441 for the year ended December 31, 2008, which was a decrease of $18,381 or 36.9%, over FFO in the comparable period in 2007, which was $49,823. The decrease in FFO was primarily a result of an impairment of development loan receivable and other asset of $21,004 and an impairment of our interest in an unconsolidated joint venture of $1,890. Partially offsetting the effect of these impairment charges were increases in operating income due to increases in RevPAR and due to hotel acquisitions consummated in 2007 and 2008.

FFO was negatively impacted by increases in our interest expense during the year ended December 31, 2008.

Item 7. Financial Statements and Supplementary Data

Hersha Hospitality Trust

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Stockholders of
Hersha Hospitality Trust:

We have audited the accompanying consolidated balance sheets of Hersha Hospitality Trust and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of Hersha Hospitality Trust's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hersha Hospitality Trust and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hersha Hospitality Trust and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 4, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 4, 2010

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008
[IN THOUSANDS, EXCEPT SHARE AMOUNTS]

	December 31, 2009	December 31, 2008
Assets:		
Investment in Hotel Properties, net of Accumulated Depreciation	$ 938,954	$ 982,082
Investment in Unconsolidated Joint Ventures	39,182	46,283
Development Loans Receivable	46,094	81,500
Cash and Cash Equivalents	11,404	15,697
Escrow Deposits	16,174	12,404
Hotel Accounts Receivable, net of allowance for doubtful accounts of $34 and $120	7,103	6,870
Deferred Financing Costs, net of Accumulated Amortization of $4,262 and $3,606	8,696	9,157
Due from Related Parties	2,394	3,595
Intangible Assets, net of Accumulated Amortization of $803 and $595	7,542	7,300
Other Assets	12,428	13,517
Assets Held for Sale	21,073	-
Total Assets	$ 1,111,044	$ 1,178,405
Liabilities and Equity:		
Line of Credit	$ 79,200	$ 88,421
Mortgages and Notes Payable, net of unamortized discount of $49 and $61	645,351	655,360
Accounts Payable, Accrued Expenses and Other Liabilities	16,216	17,745
Dividends and Distributions Payable	4,293	11,240
Due to Related Parties	769	302
Liabilities Related to Assets Held for Sale	20,892	-
Total Liabilities	766,721	773,068
Redeemable Noncontrolling Interests - Common Units (Note 1)	$ 14,733	$ 18,739
Equity:		
Shareholders' Equity:		
Preferred Shares - 8% Series A, $.01 Par Value, 2,400,000 Shares Issued and Outstanding (Aggregate Liquidation Preference $60,000) at December 31, 2009 and December 31, 2008	24	24
Common Shares - Class A, $.01 Par Value, 150,000,000 and 80,000,000 Shares Authorized at December 31, 2009 and December 31, 2008, 57,682,917 and 48,276,222 Shares Issued and Outstanding at December 31, 2009 and December 31, 2008, respectively	577	483
Common Shares - Class B, $.01 Par Value, 1,000,000 Shares Authorized, None Issued and Outstanding	-	-
Accumulated Other Comprehensive Loss	(160)	(109)
Additional Paid-in Capital	487,481	463,772
Distributions in Excess of Net Income	(185,725)	(114,207)
Total Shareholders' Equity	302,197	349,963
Noncontrolling Interests (Note 1):		
Noncontrolling Interests - Common Units	27,126	34,781
Noncontrolling Interests - Consolidated Joint Ventures	267	1,854
Total Noncontrolling Interests	27,393	36,635
Total Equity	329,590	386,598
Total Liabilities and Equity	$ 1,111,044	$ 1,178,405

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

	2009	2008	2007
Revenue:			
Hotel Operating Revenues	$ 212,328	$ 236,162	$ 214,883
Interest Income from Development Loans	7,411	7,890	6,046
Other Revenues	751	1,141	980
Total Revenues	220,490	245,193	221,909
Operating Expenses:			
Hotel Operating Expenses	124,433	133,817	119,499
Hotel Ground Rent	1,166	1,040	856
Real Estate and Personal Property Taxes and Property Insurance	13,879	12,384	10,803
General and Administrative	5,892	7,208	7,093
Stock Based Compensation	2,143	1,502	852
Acquisition and Terminated Transaction Costs	328	380	149
Impairment of Development Loans Receivable	21,408	21,004	-
Depreciation and Amortization	43,156	38,904	31,943
Total Operating Expenses	212,405	216,239	171,195
Operating Income	8,085	28,954	50,714
Interest Income	208	306	686
Interest Expense	43,359	41,218	40,237
Other Expense	165	129	83
Loss on Debt Extinguishment	-	1,568	-
(Loss) Income before (Loss) Income from Unconsolidated Joint Venture Investments and Discontinued Operations	(35,231)	(13,655)	11,080
(Loss) Income from Unconsolidated Joint Venture Investments	(7,190)	(517)	3,476
(Loss) Income from Continuing Operations	(42,421)	(14,172)	14,556
Discontinued Operations (Note 12):			
Gain on Disposition of Hotel Properties	1,869	2,888	4,248
Impairment of Assets Held for Sale	(17,703)	-	-
(Loss) Income from Discontinued Operations	(203)	855	1,368
(Loss) Income from Discontinued Operations	(16,037)	3,743	5,616
Net (Loss) Income	(58,458)	(10,429)	20,172
Loss (Income) Allocated to Noncontrolling Interests	8,597	1,621	(2,325)
Preferred Distributions	(4,800)	(4,800)	(4,800)
Net (Loss) Income applicable to Common Shareholders	$ (54,661)	$ (13,608)	$ 13,047

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

	2009		2008		2007	
Earnings Per Share:						
BASIC						
(Loss) Income from Continuing Operations applicable to Common Shareholders	$ (0.81)		$ (0.38)		$ 0.20	
(Loss) Income from Discontinued Operations applicable to Common Shareholders	$ (0.27)		0.07		0.12	
Net (Loss) Income applicable to Common Shareholders	$ (1.08)		$ (0.31)		$ 0.32	
DILUTED						
(Loss) Income from Continuing Operations applicable to Common Shareholders	$ (0.81)	*	$ (0.38)	*	$ 0.20	*
(Loss) Income from Discontinued Operations applicable to Common Shareholders	$ (0.27)	*	0.07	*	0.12	*
Net (Loss) Income applicable to Common Shareholders	$ (1.08)	*	$ (0.31)	*	$ 0.32	*
Weighted Average Common Shares Outstanding:						
Basic	51,027,742		45,184,127		40,718,724	
Diluted	51,027,742	*	45,184,127	*	40,718,724	*

* Income allocated to noncontrolling interest in Hersha Hospitality Limited Partnership has been excluded from the numerator and units of limited partnership interest in Hersha Hospitality Limited Partnership have been omitted from the denominator for the purpose of computing diluted earnings per share since the effect of including these amounts in the numerator and denominator would have no impact. Weighted average units of limited partnership interest in Hersha Hospitality Limited Partnership outstanding for the year ended December 31, 2009, 2008 and 2007 were 8,724,725, 8,034,737 and 5,464,670, respectively. Unvested stock awards and options to acquire our common shares have been omitted from the denominator for the purpose of computing diluted earnings per share for the year ended December 31, 2009, 2008, and 2007 since the effect of including these awards in the denominator would be anti-dilutive to income from continuing operations applicable to common shareholders.

The Accompanying Notes are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
[IN THOUSANDS, EXCEPT SHARES]

	Shareholders' Equity									
	Class A Common Shares		Class B Common Shares		Series A Preferred Shares					
	Shares	Dollars	Shares	Dollars	Shares	Dollars	Additional Paid-In Capital	Other Comprehensive Income	Distributions in Excess of Net Earnings	Total Shareholders' Equity
Balance at December 31, 2006	40,671,950	$ 405	-	$ -	2,400,000	$ 24	$ 381,592	$ 233	$ (50,635)	$ 331,619
Unit Conversion	306,460	3	-	-	-	-	2,366	-	-	2,369
Unit Conversion Costs	-	-	-	-	-	-	(142)	-	-	(142)
Common Units Issued for Acquisitions	-	-	-	-	-	-	-	-	-	-
Reallocation of Noncontrolling Interest	-	-	-	-	-	-	12,422	-	-	12,422
Dividends declared:										
Common Stock ($0.72 per share)	-	-	-	-	-	-	-	-	(29,547)	(29,547)
Preferred Stock ($2.00 per share)	-	-	-	-	-	-	-	-	(4,800)	(4,800)
Consolidated Joint Ventures:										
Acquisitions of Remaining Interest in Consolidated Joint Ventures	-	-	-	-	-	-	-	-	-	-
Distributions from Consolidated Joint Ventures	-	-	-	-	-	-	-	-	-	-
Dividend Reinvestment Plan	2,620	1	-	-	-	-	29	-	-	30
Stock Based Compensation										
Restricted Share Award Grants	214,582	-	-	-	-	-	-	-	-	-
Restricted Share Award Vesting	-	2	-	-	-	-	766	-	-	768
Share Grants to Trustees	8,000	1	-	-	-	-	94	-	-	95
Comprehensive Income (Loss):										
Other Comprehensive Loss	-	-	-	-	-	-	-	(256)	-	(256)
Net Income	-	-	-	-	-	-	-	-	17,847	17,847
Total Comprehensive Income										17,591
Balance at December 31, 2007	41,203,612	$ 412	-	$ -	2,400,000	$ 24	$ 397,127	$ (23)	$ (67,135)	$ 330,405
Common Stock Issuance	6,600,000	66	-	-	-	-	62,007	-	-	62,073
Issuance Costs	-	-	-	-	-	-	(228)	-	-	(228)
Unit Conversion	175,843	2	-	-	-	-	1,370	-	-	1,372
Common Units Issued for Acquisitions	-	-	-	-	-	-	-	-	-	-
Reallocation of Noncontrolling Interest	-	-	-	-	-	-	1,966	-	-	1,966
Reclassification of Noncontrolling Interests	-	-	-	-	-	-	-	-	-	-
Dividends declared:										
Common Stock ($0.72 per share)	-	-	-	-	-	-	-	-	(33,464)	(33,464)
Preferred Stock ($2.00 per share)	-	-	-	-	-	-	-	-	(4,800)	(4,800)
Dividend Reinvestment Plan	5,092	-	-	-	-	-	31	-	-	31
Stock Based Compensation										
Restricted Share Award Grants	281,675	3	-	-	-	-	(3)	-	-	-
Restricted Share Award Vesting	-	-	-	-	-	-	1,411	-	-	1,411
Share Grants to Trustees	10,000	-	-	-	-	-	91	-	-	91
Comprehensive Income (Loss):										
Other Comprehensive Loss	-	-	-	-	-	-	-	(86)	-	(86)
Net Loss	-	-	-	-	-	-	-	-	(8,808)	(8,808)
Total Comprehensive Loss										(8,894)
Balance at December 31, 2008	48,276,222	$ 483	-	$ -	2,400,000	$ 24	$ 463,772	$ (109)	$ (114,207)	$ 349,963
Common Stock Issuance	8,442,300	84	-	-	-	-	22,423	-	-	22,507
Issuance Costs	-	-	-	-	-	-	(1,165)	-	-	(1,165)
Unit Conversion	44,490	-	-	-	-	-	255	-	-	255
Common Units Issued for Acquisitions	-	-	-	-	-	-	-	-	-	-
Dividends and Distributions declared:										
Distribution to Noncontrolling Interest in Consolidated Joint Ventures	-	-	-	-	-	-	-	-	-	-
Common Stock ($0.33 per share)	-	-	-	-	-	-	-	-	(16,857)	(16,857)
Preferred Stock ($2.00 per share)	-	-	-	-	-	-	-	-	(4,800)	(4,800)
Dividend Reinvestment Plan	9,943	-	-	-	-	-	25	-	-	25
Stock Based Compensation										
Restricted Share Award Grants	862,462	9	-	-	-	-	(9)	-	-	-
Restricted Share Award Vesting	-	-	-	-	-	-	2,039	-	-	2,039
Share Grants to Trustees	47,500	1	-	-	-	-	141	-	-	142
Disposition of JV	-	-	-	-	-	-	-	-	-	-
Comprehensive Income (Loss):										
Other Comprehensive Loss	-	-	-	-	-	-	-	(51)	-	(51)
Net Loss	-	-	-	-	-	-	-	-	(49,861)	(49,861)
Total Comprehensive Loss										(49,912)
Balance at December 31, 2009	57,682,917	$ 577	-	$ -	2,400,000	$ 24	$ 487,481	$ (160)	$ (185,725)	$ 302,197

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (continued)
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
[IN THOUSANDS, EXCEPT SHARES]

		Noncontrolling Interests					Redeemable Noncontrolling Interests	
		Common Units					Common Units	
	Total Shareholders' Equity	Shares	Dollars	Consolidated Joint Ventures	Total Noncontrolling Interests	Total Equity	Shares	Dollars
Balance at December 31, 2006	$ 331,619	3,835,586	$ 25,933	$ 3,092	$ 29,025	$ 360,644	-	$ -
Unit Conversion	2,369	(306,460)	(2,369)	-	(2,369)	-	-	-
Unit Conversion Costs	(142)	-	-	-	-	(142)	-	-
Common Units Issued for Acquisitions	-	2,895,789	33,530	-	33,530	33,530	-	-
Reallocation of Noncontrolling Interest	12,422	-	(12,422)	-	(12,422)	-	-	-
Dividends declared:								
Common Stock ($0.72 per share)	(29,547)	-	(4,222)	-	(4,222)	(33,769)	-	-
Preferred Stock ($2.00 per share)	(4,800)	-	-	-	-	(4,800)	-	-
Consolidated Joint Ventures:								
Acquisitions of Remaining Interest in Consolidated Joint Ventures	-	-	-	(587)	(587)	(587)	-	-
Distributions from Consolidated Joint Ventures	-	-	-	(527)	(527)	(527)	-	-
Dividend Reinvestment Plan	30	-	-	-	-	30	-	-
Stock Based Compensation								
Restricted Share Award Grants	-	-	-	-	-	-	-	-
Restricted Share Award Vesting	768	-	-	-	-	768	-	-
Share Grants to Trustees	95	-	-	-	-	95	-	-
Comprehensive Income (Loss):								
Other Comprehensive Loss	(256)	-	-	-	-	(256)	-	-
Net Income	17,847	-	2,395	(70)	2,325	20,172	-	-
Total Comprehensive Income	17,591	-	2,395	(70)	2,325	19,916	-	-
Balance at December 31, 2007	$ 330,405	6,424,915	$ 42,845	$ 1,908	$ 44,753	$ 375,158	-	$ -
Common Stock Issuance	62,073	-	-	-	-	62,073	-	-
Issuance Costs	(228)	-	-	-	-	(228)	-	-
Unit Conversion	1,372	(175,843)	(1,372)	-	(1,372)	-	-	-
Common Units Issued for Acquisitions	-	2,497,228	21,624	-	21,624	21,624	-	-
Reallocation of Noncontrolling Interest	1,966	-	(683)	-	(683)	1,283	-	(1,283)
Reclassification of Noncontrolling Interests	-	(3,064,252)	(20,670)	-	(20,670)	(20,670)	3,064,252	20,670
Dividends declared:								
Common Stock ($0.72 per share)	(33,464)	-	(5,492)	-	(5,492)	(38,956)	-	(552)
Preferred Stock ($2.00 per share)	(4,800)	-	-	-	-	(4,800)	-	-
Dividend Reinvestment Plan	31	-	-	-	-	31	-	-
Stock Based Compensation								
Restricted Share Award Grants	-	-	-	-	-	-	-	-
Restricted Share Award Vesting	1,411	-	-	-	-	1,411	-	-
Share Grants to Trustees	91	-	-	-	-	91	-	-
Comprehensive Income (Loss):								
Other Comprehensive Loss	(86)	-	-	-	-	(86)	-	-
Net Loss	(8,808)	-	(1,471)	(54)	(1,525)	(10,333)	-	(96)
Total Comprehensive Loss	(8,894)	-	(1,471)	(54)	(1,525)	(10,419)	-	(96)
Balance at December 31, 2008	$ 349,963	5,682,048	$ 34,781	$ 1,854	$ 36,635	$ 386,598	3,064,252	$ 18,739
Common Stock Issuance	22,507	-	-	-	-	22,507	-	-
Issuance Costs	(1,165)	-	-	-	-	(1,165)	-	-
Unit Conversion	255	(44,490)	(255)	-	(255)	-	-	-
Common Units Issued for Acquisitions	-	-	-	-	-	-	-	-
Dividends and Distributions declared:								
Distribution to Noncontrolling Interest in Consolidated Joint Ventures	-	-	-	(124)	(124)	(124)	-	-
Common Stock ($0.33 per share)	(16,857)	-	(1,871)	-	(1,871)	(18,728)	-	(1,010)
Preferred Stock ($2.00 per share)	(4,800)	-	-	-	-	(4,800)	-	-
Dividend Reinvestment Plan	25	-	-	-	-	25	-	-
Stock Based Compensation								
Restricted Share Award Grants	-	-	-	-	-	-	-	-
Restricted Share Award Vesting	2,039	-	-	-	-	2,039	-	-
Share Grants to Trustees	142	-	-	-	-	142	-	-
Disposition of JV	-	-	-	(1,391)	(1,391)	(1,391)	-	-
Comprehensive Income (Loss):								
Other Comprehensive Loss	(51)	-	-	-	-	(51)	-	-
Net Loss	(49,861)	-	(5,529)	(72)	(5,601)	(55,462)	-	(2,996)
Total Comprehensive Loss	(49,912)	-	(5,529)	(72)	(5,601)	(55,513)	-	(2,996)
Balance at December 31, 2009	$ 302,197	5,637,558	$ 27,126	$ 267	$ 27,393	$ 329,590	3,064,252	$ 14,733

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007
[IN THOUSANDS]

	2009	2008	2007
Operating activities:			
Net (loss) income	$ (58,458)	$ (10,429)	$ 20,172
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Gain on disposition of hotel assets held for sale	(1,869)	(2,888)	(4,248)
Impairment of development loan receivable, other asset and assets held for sale	39,111	21,004	-
Depreciation	44,002	41,219	34,963
Amortization	2,285	1,958	1,812
Debt extinguishment	-	1,587	-
Development loan interest added to principal	(3,253)	-	-
Equity in loss (income) of unconsolidated joint ventures	7,190	517	(3,476)
Distributions from unconsolidated joint ventures	400	3,036	4,501
Loss (gain) recognized on change in fair value of derivative instrument	(172)	71	(89)
Stock based compensation expense	2,143	1,502	852
Change in assets and liabilities:			
(Increase) decrease in:			
Hotel accounts receivable	(312)	420	(2,500)
Escrows	(3,770)	1,302	1,845
Other assets	(3,727)	(1,132)	(261)
Due from related party	2,159	(3,251)	3,691
Increase (decrease) in:			
Due to related party	(634)	(1,115)	(1,291)
Accounts payable and accrued expenses	(3,563)	93	3,329
Net cash provided by operating activities	21,532	53,894	59,300
Investing activities:			
Purchase of hotel property assets	(9,315)	(63,626)	(32,658)
Capital expenditures	(6,138)	(19,226)	(16,773)
Proceeds from disposition of hotel assets held for sale	8,524	6,456	11,905
Cash paid for franchise fee intangible	-	(57)	(11)
Repayment of notes receivable	-	1,350	34
Investment in development loans receivable	(2,000)	(64,200)	(65,700)
Repayment of development loans receivable	500	22,416	53,000
Distributions from unconsolidated joint venture	261	2,113	6,485
Advances and capital contributions to unconsolidated joint ventures	(753)	(96)	(2,309)
Net cash used in investing activities	(8,921)	(114,870)	(46,027)
Financing activities:			
Proceeds from (repayments of) borrowings under line of credit, net	(9,221)	44,721	19,700
Principal repayment of mortgages and notes payable	(39,232)	(57,421)	(20,717)
Proceeds from mortgages and notes payable	42,155	59,156	28,543
Cash paid for deferred financing costs	(362)	(1,244)	(286)
Proceeds from issuance of common stock, net	21,342	61,845	-
Stock issuance costs related to conversion of partnership units	-	-	(143)
Distributions to partners in consolidated joint ventures	(124)	-	(526)
Dividends paid on common shares	(22,640)	(32,169)	(29,424)
Dividends paid on preferred shares	(4,800)	(4,800)	(4,800)
Distributions paid on common partnership units	(4,022)	(5,742)	(3,609)
Net cash (used in) provided by financing activities	(16,904)	64,346	(11,262)
Net (decrease) increase in cash and cash equivalents	(4,293)	3,370	2,011
Cash and cash equivalents - beginning of year	15,697	12,327	10,316
Cash and cash equivalents - end of year	$ 11,404	$ 15,697	$ 12,327

The Accompanying Notes Are an Integral Part of These Consolidated Financial Statements.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hersha Hospitality Trust ("we" or the "Company") was formed in May 1998 as a self-administered, Maryland real estate investment trust ("REIT") for federal income tax purposes.

The Company owns a controlling general partnership interest in Hersha Hospitality Limited Partnership ("HHLP" or the "Partnership"), which owns a 99% limited partnership interest in various subsidiary partnerships. Hersha Hospitality, LLC ("HHLLC"), a Virginia limited liability company, owns a 1% general partnership interest in the subsidiary partnerships and the Partnership is the sole member of HHLLC.

The Partnership formed a wholly owned taxable REIT subsidiary ("TRS"), 44 New England Management Company ("44 New England" or "TRS Lessee"), to lease certain of the Company's hotels.

On May 5, 2008, we transferred the listing of our common shares of beneficial interest and 8.0% Series A preferred shares of beneficial interest from the American Stock Exchange to the New York Stock Exchange (the "NYSE"). Hersha's common shares now trade on the NYSE under the ticker symbol "HT" and its Series A preferred shares now trade on the NYSE under the ticker symbol "HT PR A."

As of December 31, 2009, the Company, through the Partnership and subsidiary partnerships, wholly owned fifty-seven limited and full service hotels. All of the wholly owned hotel facilities are leased to the Company's TRS, 44 New England.

In addition to the wholly owned hotel properties, as of December 31, 2009, the Company owned joint venture interests in another seventeen properties. The properties owned by the joint ventures are leased to a TRS owned by the joint venture or to an entity owned by the joint venture partners and 44 New England. The following table lists the properties owned by these joint ventures:

Joint Venture	Ownership	Property	Location	Lessee/Sublessee
Unconsolidated Joint Ventures				
Inn America Hospitality at Ewing, LLC	50.0%	Courtyard	Ewing/Princeton, NJ	Hersha Inn America TRS Inc.
PRA Glastonbury, LLC	48.0%	Hilton Garden Inn	Glastonbury, CT	Hersha PRA TRS, Inc
PRA Suites at Glastonbury, LLC	48.0%	Homewood Suites	Glastonbury, CT	Hersha PRA LLC
Mystic Partners, LLC	66.7%	Marriott	Mystic, CT	Mystic Partners Leaseco, LLC
	8.8%	Hilton	Hartford, CT	Mystic Partners Leaseco, LLC
	66.7%	Courtyard	Norwich, CT	Mystic Partners Leaseco, LLC
	66.7%	Courtyard	Warwick, RI	Mystic Partners Leaseco, LLC
	66.7%	Residence Inn	Danbury, CT	Mystic Partners Leaseco, LLC
	66.7%	Residence Inn	Mystic, CT	Mystic Partners Leaseco, LLC
	44.7%	Residence Inn	Southington, CT	Mystic Partners Leaseco, LLC
	66.7%	Springhill Suites	Waterford, CT	Mystic Partners Leaseco, LLC
	15.0%	Marriott	Hartford, CT	Mystic Partners Leaseco, LLC
Hiren Boston, LLC	50.0%	Courtyard	South Boston, MA	South Bay Boston, LLC
SB Partners, LLC	50.0%	Holiday Inn Express	South Boston, MA	South Bay Sandeep, LLC
Metro 29th Street Associates, LLC.	50.0%	Holiday Inn Express	New York, NY	Metro 29th Sublessee, LLC
Consolidated Joint Ventures				
LTD Associates One, LLC	75.0%	Springhill Suites	Williamsburg, VA	HT LTD Williamsburg One LLC
LTD Associates Two, LLC	75.0%	Residence Inn	Williamsburg, VA	HT LTD Williamsburg Two LLC

Mystic Partners, LLC owns an interest in nine hotel properties. Our interest in Mystic Partners, LLC is relative to our interest in each of the nine properties owned by the joint venture as defined in the joint venture's governing documents. Each of the nine properties owned by Mystic Partners, LLC is leased to a separate entity that is consolidated in Mystic Partners Leaseco, LLC which is owned by 44 New England and our joint venture partner in Mystic Partners, LLC.

The properties are managed by eligible independent management companies, including Hersha Hospitality Management, LP ("HHMLP"). HHMLP is owned in part by three of the Company's executive officers, two of its affiliated trustees and other third party investors.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation and Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include all of our accounts as well as accounts of the Partnership, subsidiary partnerships and our wholly owned TRS Lessee. All significant inter-company amounts have been eliminated.

Consolidated properties are either wholly owned or owned less than 100% by the Partnership and are controlled by the Company as general partner of the Partnership. Properties owned in joint ventures are also consolidated if the determination is made that we are the primary beneficiary in a variable interest entity (VIE) or we maintain control of the asset through our voting interest in the entity. Control can be demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the partnerships without the consent of the limited partners and the inability of the limited partners to replace the general partner. Control can be demonstrated by the limited partners if the limited partners have the right to dissolve or liquidate the partnership or otherwise remove the general partner without cause or have rights to participate in the significant decisions made in the ordinary course of the partnership's business.

We evaluate each of our investments and contractual relationships to determine whether they meet the guidelines of consolidation. Our examination consists of reviewing the sufficiency of equity at risk, controlling financial interests, voting rights, and the obligation to absorb expected losses and expected gains, including residual returns. Based on our examination, the following entities were determined to be VIE's: Mystic Partners, LLC; Mystic Partners Leaseco, LLC; Hersha PRA LLC; South Bay Boston, LLC; HT LTD Williamsburg One LLC; HT LTD Williamsburg Two LLC; Metro 29th Sublessee, LLC; Hersha Statutory Trust I; and Hersha Statutory Trust II. Mystic Partners, LLC is a VIE entity, however because we are not the primary beneficiary it is not consolidated by the Company. Our maximum exposure to losses due to our investment in Mystic Partners, LLC is limited to our investment in the joint venture which is $27,043 as of December 31, 2009. Also, Mystic Partners Leaseco, LLC; Hersha PRA LLC; South Bay Boston, LLC; HT LTD Williamsburg One LLC; HT LTD Williamsburg Two LLC, and Metro 29th Sublessee, LLC lease hotel properties from our joint venture interests and are variable interest entities. These entities are consolidated by the lessors, the primary beneficiaries of each entity. Hersha Statutory Trust I and Hersha Statutory Trust II are VIEs but HHLP is not the primary beneficiary in these entities. The accounts of Hersha Statutory Trust I and Hersha Statutory Trust II are not consolidated with and into HHLP.

We have consolidated the operations of the Logan Hospitality Associates, LLC; LTD Associates One, LLC; and LTD Associates Two, LLC joint ventures because each entity is a voting interest entity and the Company owns a majority voting interest in the venture.

We allocate resources and assess operating performance based on individual hotels and consider each one of our hotels to be an operating segment. None of individual operating segments meets the threshold for a reportable segment. All of our other real estate investment activities are immaterial and meet the aggregation criteria, and thus, we report one segment: investment in hotel properties.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Although we believe the assumptions and estimates we made are reasonable and appropriate, as discussed in the applicable sections throughout these Consolidated Financial Statements, different assumptions and estimates could materially impact our reported results. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions and changes in market conditions could impact our future operating results.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment in Hotel Properties

The Company allocates the purchase price of hotel properties acquired based on the fair value of the acquired real estate, furniture, fixtures and equipment, and intangible assets and the fair value of liabilities assumed, including debt. The Company's investments in hotel properties are carried at cost and are depreciated using the straight-line method over the following estimated useful lives:

Building and Improvements	7 to 40 Years
Furniture, Fixtures and Equipment	2 to 7 Years

The Company periodically reviews the carrying value of each hotel to determine if circumstances indicate impairment to the carrying value of the investment in the hotel or that depreciation periods should be modified. If facts or circumstances support the possibility of impairment, the Company will prepare an estimate of the undiscounted future cash flows, without interest charges, of the specific hotel. Based on the properties undiscounted future cash flows, the Company will determine if the investment in such hotel is recoverable. If impairment is indicated, an adjustment will be made to the carrying value of the hotel to reflect the hotel at fair value.

We consider a hotel to be held for sale when management and our independent trustees commit to a plan to sell the property, the property is available for sale, management engages in active program to locate a buyer for the property and it is probable the sale will be completed within a year of the initiation of the plan to sell.

Investment in Unconsolidated Joint Ventures

If it is determined that we do not have a controlling interest in a joint venture, either through our financial interest in a VIE or our voting interest in a voting interest entity, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliates as they occur rather than as dividends or other distributions are received, limited to the extent of our investment in, advances to and commitments for the investee. Pursuant to our joint venture agreements, allocations of profits and losses of some of our investments in unconsolidated joint ventures may be allocated disproportionately as compared to the ownership percentages due to specified preferred return rate thresholds.

The Company periodically reviews the carrying value of its investment in unconsolidated joint ventures to determine if circumstances indicate impairment to the carrying value of the investment that is other than temporary. When an impairment indicator is present, we will estimate the fair value of the investment. Our estimate of fair value takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. This determination requires significant estimates by management, including the expected cash flows to be generated by the assets owned and operated by the joint venture. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount over the fair value of our investment in the unconsolidated joint venture.

Development Loans Receivable

The Company provides secured first-mortgage and mezzanine financing to hotel developers. Development loans receivable are recorded at cost and are reviewed for potential impairment at each balance sheet date. The Company's development loans receivable are each secured by various hotel or hotel development properties or partnership interests in hotel or hotel development properties. We have determined that development loans receivable do not constitute a financial interest in a VIE and do not consolidate the operating results of the borrower in our consolidated financial statements. Our evaluation consists of reviewing the sufficiency of the borrower's equity at risk, controlling financial interests in the borrower, voting rights of the borrower, and the borrower's obligation to absorb expected losses and expected gains, including residual returns. The analysis utilized by the Company in evaluating the development loans receivable involves considerable management judgment and assumptions.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

A development loan receivable is considered impaired when it becomes probable, based on current information, that the Company will be unable to collect all amounts due according to the loan's contractual terms. The amount of impairment, if any, is measured by comparing the recorded amount of the loan to the present value of the expected cash flows or the fair value of the collateral. If a loan was deemed to be impaired, the Company would record a charge to income for any shortfall.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in banks plus short-term investments with an initial maturity of three months or less when purchased.

Escrow Deposits

Escrow deposits include reserves for debt service, real estate taxes, and insurance and reserves for furniture, fixtures, and equipment replacements, as required by certain mortgage debt agreement restrictions and provisions.

Hotel Accounts Receivable

Hotel accounts receivable consists primarily of meeting and banquet room rental and hotel guest receivables. The Company generally does not require collateral. Ongoing credit evaluations are performed and an allowance for potential losses from uncollectible accounts is provided against the portion of accounts receivable that is estimated to be uncollectible.

Deferred Costs

Deferred loan costs are recorded at cost and amortized over the terms of the related indebtedness using the effective interest method.

Due from/to Related Parties

Due from/to Related Parties represents current receivables and payables resulting from transactions related to hotel management and project management with affiliated entities. Due from related parties results primarily from advances of shared costs incurred. Due to affiliates results primarily from hotel management and project management fees incurred. Both due to and due from related parties are generally settled within a period not to exceed one year.

Intangible Assets

Intangible assets consist of leasehold intangibles for above-market and below-market value of in-place leases and deferred franchise fees. The leasehold intangibles are amortized over the remaining lease term. Deferred franchise fees are amortized using the straight-line method over the life of the franchise agreement.

Noncontrolling Interest

Noncontrolling interest in the Partnership represents the limited partner's proportionate share of the equity of the Partnership. Income (loss) is allocated to noncontrolling interest in accordance with the weighted average percentage ownership of the Partnership during the period. At the end of each reporting period the appropriate adjustments to the income (loss) are made based upon the weighted average percentage ownership of the Partnership during the period. Our ownership interest in the Partnership as of December 31, 2009, 2008 and 2007 was 86.9%, 84.5%, and 86.4%, respectively.

Effective January 1, 2009, we adopted a new accounting standard which defines a noncontrolling interest as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. Under this standard, such noncontrolling interests are reported on the consolidated balance sheets within equity, but separately from the shareholders' equity. Revenues, expenses and net income or loss attributable to both the Company and noncontrolling interests are reported on the consolidated statements of operations.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In accordance with US GAAP, we classify securities that are redeemable for cash or other assets at the option of the holder, or not solely within the control of the issuer, outside of permanent equity in the consolidated balance sheet. The Company makes this determination based on terms in applicable agreements, specifically in relation to redemption provisions. Additionally, with respect to noncontrolling interests for which the Company has a choice to settle the contract by delivery of its own shares, the Company considers the guidance in US GAAP to evaluate whether the Company controls the actions or events necessary to issue the maximum number of common shares that could be required to be delivered at the time of settlement of the contract.

We have reclassified the noncontrolling interests of our consolidated joint ventures from the mezzanine section of our consolidated balance sheets to equity. These noncontrolling interests totaled $267 as of December 31, 2009 and $1,854 as of December 31, 2008. In addition, certain common units of limited partnership interests in HHLP ("Nonredeemable Common Units") were reclassified from the mezzanine section of our consolidated balance sheets to equity. These noncontrolling interests of Nonredeemable Common Units totaled $27,126 as of December 31, 2009 and $34,781 as of December 31, 2008. As of December 31, 2009, there were 5,637,558 Nonredeemable Common Units outstanding with a fair market value of $17,702, based on the price per share of our common shares on the NYSE on such date. These units are only redeemable by the unit holders for common shares on a one-for-one basis or, at our option, cash.

Certain common units of limited partnership interests in HHLP ("Redeemable Common Units") have been pledged as collateral in connection with a pledge and security agreement entered into by the Company and the holders of the Redeemable Common Units. The redemption feature contained in the pledge and security agreement where the Redeemable Common Units serve as collateral contains a provision that could result in a net cash settlement outside of the control of the Company. As a result, the Redeemable Common Units will continue to be classified in the mezzanine section of the consolidated balance sheets as they do not meet the requirements for equity classification under US GAAP. The carrying value of the Redeemable Common Units equals the greater of carrying value based on the accumulation of historical cost or the redemption value. As of December 31, 2009, there were 3,064,252 Redeemable Common Units outstanding with a redemption value equal to the fair value of the Redeemable Common Units, or $9,622. The redemption value of the Redeemable Common Units is based on the price per share of our common shares on the NYSE on such date. As of December 31, 2009 and December 31, 2008, the Redeemable Common Units were valued on the consolidated balance sheets at carrying value based on historical cost of $14,733 and $18,739, respectively, since historical cost exceeded the Redeemable Common Units redemption value as of each such date.

We also maintain noncontrolling interests for the equity interest owned by third parties in LTD Associates One, LLC and LTD Associates Two, LLC. Third parties own a 25% interest in each of LTD Associates One LLC and LTD Associates Two, LLC. We allocate the income (loss) of these joint ventures to the noncontrolling interest in consolidated joint ventures based upon the ownership of the entities, preferences in distributions of cash available and the terms of each venture agreement.

Net income or loss attributed to Nonredeemable Common Units and Redeemable Common Units (collectively, "Common Units"), as well as the net income or loss related to the noncontrolling interests of our consolidated joint ventures, is included in net income or loss in the consolidated statements of operations. Net income or loss attributed to the Common Units and the noncontrolling interests of our consolidated joint ventures is excluded from net income or loss applicable to common shareholders in the consolidated statements of operations.

Shareholders' Equity

On August 4, 2009, we entered into a purchase agreement with Real Estate Investment Group L.P. ("REIG"), pursuant to which we sold 5,700,000 Class A common shares of beneficial interest at a price of $2.50 per share to REIG for gross proceeds of $14,250. REIG is a Bermuda limited partnership, whose general partner and majority limited partner is Tyrus S.A., a stock corporation organized under the laws of the Republic of Uruguay that is wholly-owned by IRSA Inversiones y Representaciones Sociedad Anónima, a stock corporation organized under the laws of the Republic of Argentina ("IRSA"). We also granted REIG the option to buy up to an additional 5,700,000 common shares at a price of $3.00 per share, which is exercisable through August 4, 2014. If at any time after August 4, 2011 the closing price for our common shares on the NYSE exceeds $5.00 for 20 consecutive trading days, we may call in and cancel the option in exchange for issuance of common shares to REIG with an aggregate value equal to the volume weighted average price per common share for the 20 trading days prior to the exercise of the option, less the $3.00 option price, multiplied by the number of common shares remaining under the option.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

On June 12, 2009, we entered into a sales agreement with a broker-dealer acting as a sales agent, under which it may offer and sell up to 15,000,000 Class A common shares of beneficial interest. Sales of shares under this agreement, if any, may be made by any method permitted by law deemed to be an "at the market offering" and in privately negotiated transactions. The sales agent is to use its commercially reasonable efforts consistent with its normal trading and sales practice to sell the shares as directed by the Company. The sales agent is entitled to compensation equal to 2.75% of the gross sales price per share for any shares sold under the agreement. Under the sales agreement, during the year ended December 31, 2009, we sold 2,742,300 shares with net proceeds of $8,258.

On May 16, 2008, we completed a public offering of 6,000,000 common shares at $9.90 per share. On May 20, 2008, the underwriters exercised a portion of their over-allotment option with respect to that offering, and we issued an additional 600,000 common shares at $9.90 per share. Proceeds to us, net of underwriting discounts and commissions and expenses, were approximately $61,845. Immediately upon closing the offering, we contributed all of the net proceeds of the offering to the Partnership in exchange for additional Partnership interests. The net offering proceeds were used to repay indebtedness.

Stock Based Compensation

We measure the cost of employee service received in exchange for an award of equity instruments based on the grant-date fair value of the award. The compensation cost is amortized on a straight line basis over the period during which an employee is required to provide service in exchange for the award. The compensation cost related to performance awards that are contingent upon market based criteria being met is recorded at the fair value of the award on the date of the grant and amortized over the performance period.

Derivatives and Hedging

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps and interest rate caps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. Interest rate caps designated as cash flow hedges limit the Company's exposure to increased cash payments due to increases in variable interest rates.

Revenue Recognition

We recognize revenue and expense for all consolidated hotels as hotel operating revenue and hotel operating expense when earned and incurred. These revenues are recorded net of any sales or occupancy taxes collected from our guests. We participate in frequent guest programs sponsored by the brand owners of our hotels and we expense the charges associated with those programs, as incurred.

Interest income on development loan financing is recorded in the period earned based on the interest rate of the loan and outstanding balance during the period. Development loans receivable and accrued interest on the development loans receivable are evaluated to determine if outstanding balances are collectible. Interest is recorded only if it is determined the outstanding loan balance and accrued interest balance are collectible.

Other revenues consist primarily of fees earned for asset management services provided to hotels we own through unconsolidated joint ventures. Fees are earned as a percentage of the hotels revenue and are recorded in the period earned to the extent of the noncontrolling interest ownership.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company qualifies as a REIT under applicable provisions of the Internal Revenue Code (Code), as amended, and intends to continue to qualify as a REIT. In general, under such provisions, a trust which has made the required election and, in the taxable year, meets certain requirements and distributes to its shareholders at least 90% of its REIT taxable income will not be subject to Federal income tax to the extent of the income which it distributes. Earnings and profits, which determine the taxability of dividends to shareholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation of hotel properties for Federal income tax purposes.

Deferred income taxes relate primarily to the TRS Lessee and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of the TRS Lessee and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors.

Although the TRS Lessee is expected to operate at a profit for Federal income tax purposes in future periods, the utilization of the deferred tax asset is not determinable. Therefore, any deferred tax assets have been reserved as we have not concluded that it is more likely than not that these deferred tax assets will be realizable.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Recent Accounting Pronouncements

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a pronouncement that established the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. This standard is effective for interim and annual periods ending after September 15, 2009. The Company has adopted this standard in accordance with US GAAP.

Subsequent Events

In May 2009, the FASB issued a pronouncement that sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and disclosures that an entity should make about events or transactions that occurred after the balance sheet date. Our adoption of this statement did not impact our consolidated financial condition and results of operations.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidation of Variable Interest Entities

In June 2009, the FASB issued a pronouncement that amends existing US GAAP as follows: (a) to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity and to identify the primary beneficiary of a variable interest entity, (b) to require ongoing reassessment of whether an enterprise is the primary beneficiary of a variable interest entity, rather than only when specific events occur, (c) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity, (d) to amend certain guidance for determining whether an entity is a variable interest entity, (e) to add an additional reconsideration event when changes in facts and circumstances pertinent to a variable interest entity occur, (f) to eliminate the exception for troubled debt restructuring regarding variable interest entity reconsideration, and (g) to require advanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. This pronouncement is effective for the first annual reporting period that begins after November 15, 2009. Earlier adoption is prohibited. The Company will adopt this pronouncement on January 1, 2010. Management does not believe adoption of this pronouncement will have a material effect on the Company's consolidated financial statements.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 2 - INVESTMENT IN HOTEL PROPERTIES

Investment in hotel properties consists of the following at December 31, 2009 and 2008:

	December 31, 2009	December 31, 2008
Land	$ 161,449	$ 184,879
Buildings and Improvements	814,461	802,760
Furniture, Fixtures and Equipment	122,174	121,991
	1,098,084	1,109,630
Less Accumulated Depreciation	(159,130)	(127,548)
Total Investment in Hotel Properties	$ 938,954	$ 982,082

Depreciation expense was $44,002, $41,219 and $34,895 for the years ended December 31, 2009, 2008 and 2007, respectively.

During the year ended December 31, 2009 we acquired the following wholly owned hotel properties:

Hotel	Acquisition Date	Land	Buildings and Improvements	Furniture Fixtures and Equipment	Franchise Fees, Loan Costs, and Leasehold Intangible	Total Purchase Price	Fair Value of Assumed Debt
Hilton Garden Inn, TriBeCa, New York, NY	6/30/09	$ 21,077	$ 42,955	$ 2,668	$ 300	$ 67,000	$ 29,824
Hampton Inn, West Haven, CT	11/4/09	1,053	10,751	1,196	-	13,000	7,700
Total		$ 22,130	$ 53,706	$ 3,864	$ 300	$ 80,000	$ 37,524

On May 1, 2009, we acquired, from an unaffiliated seller, a 49% membership interest in York Street, LLC, the owner of the Hilton Garden Inn, TriBeCa, New York, NY. In connection with the acquisition of our 49% interest in York Street, LLC, we also entered into an option agreement to acquire the seller's remaining 51% interest in York Street, LLC. On June 30, 2009, we exercised the option and acquired the remaining 51% interest in York Street, LLC making the Hilton Garden Inn, TriBeCa, New York, NY, wholly owned. Consideration given as of the purchase date to acquire our 100% interest in York Street, LLC included:

Cash paid to seller	$ 4,794	
Amounts payable to seller	1,387	(1)
Settlement of development loans receivable and accrued interest income on development loans	19,555	(2)
Land and mortgage transferred to seller	10,118	(3)
Assumption of York Street, LLC mortgage loan payable	29,824	(4)
Net hotel working capital liabilities assumed	1,322	
Total consideration given	$ 67,000	

(1) "Cash payable to the seller" of $1,387 was held back at settlement pending the seller's completion of certain capital expenditures and the delivery on the Company's obligation to transfer land to the seller.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 2 - INVESTMENT IN HOTEL PROPERTIES (continued)

(2) "Settlement of development loans receivable and accrued interest income on development loans" consists of principal and accrued interest receivable reductions with respect to development loans made to York Street, LLC and Maiden Hotel, LLC, an entity controlled by the seller. See "Note 4 – Development Loans Receivable and Land Leases" for more information related to the development loans made to York Street, LLC and Maiden Hotel, LLC.

(3) "Land and mortgage transferred to seller" consisted of our investment in real property at 440 West 41st Street, New York, NY, and related land lease revenue receivable. This parcel was acquired on July 28, 2006 and leased to Metro Forty First Street, LLC, an entity controlled by the seller. In connection with our acquisition of the membership interests in York Street, LLC, we transferred this property to Metro Forty First Street, LLC, and that entity assumed our obligations under the $12,100 mortgage loan encumbering the property.

(4) The mortgage loan assumed in connection with the acquisition of York Street, LLC, which is secured by the Hilton Garden Inn, TriBeCa, New York, NY, was refinanced on August 7, 2009 with a $29,824 first mortgage loan which matures in July 2012 and bears interest at the Wall Street Journal variable prime rate plus 2.0% subject to an interest rate floor of 8.75%.

We recorded an intangible asset for the lease of restaurant space located in the Hilton Garden Inn, TriBeCa, New York, NY that was in place at the time of acquisition. The lease is with an unrelated third party and has 15 years remaining until expiration with one five year extension option. We earn fixed rent under this lease at a minimum of $300 per annum for the first five years of the lease and a minimum of $336 and $376 per annum for the second and third five-year periods of the lease, respectively.

On November 4, 2009, we entered into a contribution agreement and closed on the acquisition of 100% of the membership interests in 44 West Haven Hospitality, LLC, the owner of the Hampton Inn and Suites, West Haven, CT. The aggregate purchase price paid for the membership interests in 44 West Haven Hospitality, LLC was approximately $13,000, including the assumption of $7,700 of existing mortgage debt secured by a first lien on the Hampton Inn and Suites, West Haven, CT, the release of $2,000 of existing mezzanine financing provided by us to 44 West Haven Hospitality, LLC, the cancellation of approximately $200 in accrued interest related to the existing mezzanine financing and approximately $3,100 of cash. The assumed mortgage debt bears interest at a fixed rate of 6.0% and matures in November 2012, with a three year extension subject to approval by the lenders. In addition, we paid the lenders a modification fee of $39. Certain of our officers and affiliated trustees had direct or indirect interests in 44 West Haven Hospitality, LLC. As a related party transaction, the transaction was approved by all of our independent trustees. HHMLP will continue to manage the Hampton Inn and Suites, West Haven, CT.

Included in the consolidated statements of operations for the year ended December 31, 2009 are total revenues for Hilton Garden Inn, Tribeca, NY and Hampton Inn, West Haven, CT of approximately $6,761 and $370, respectively, and net income of $764 and net loss of $123, respectively, since the date of the acquisition.

During the year ended December 31, 2008 we acquired the following wholly owned hotel properties:

Hotel	Acquisition Date	Land	Buildings and Improvements	Furniture Fixtures and Equipment	Franchise Fees, Loan Costs, and Leasehold Intangible	Total Purchase Price	Fair Value of Assumed Debt
Duane Street Hotel, TriBeCa, New York, NY	1/4/08	$ 8,213	$ 12,869	$ 2,793	$ -	$ 23,875	$ -
nu Hotel, Brooklyn, NY	1/14/08	-	17,343	-	-	17,343	-
TownePlace Suites, Harrisburg, PA	5/8/08	1,238	10,182	1,792	42	13,254	-
Sheraton Hotel, JFK Airport, Jamaica, NY	6/13/08	-	27,584	4,413	2,893	34,890	23,800
Holiday Inn Express, Camp Springs, MD	6/26/08	1,629	11,115	931	5	13,680	-
Hampton Inn, Smithfield, RI	8/1/08	2,057	9,502	1,156	102	12,817	6,990
Total		$ 13,137	$ 88,595	$ 11,085	$ 3,042	$ 115,859	$ 30,790

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 2 - INVESTMENT IN HOTEL PROPERTIES (continued)

In connection with the acquisitions made during the year ended December 31, 2008, we acquired $344 in working capital assets and assumed $662 in working capital liabilities.

Interest rates on debt assumed in the acquisitions of the Sheraton Hotel, JFK Airport, Jamaica, NY and the Hampton Inn, Smithfield, RI were at market rates. In connection with the acquisition of the Sheraton Hotel, the Company assumed a $23,800 variable rate mortgage which accrued interest at LIBOR plus 2.00% per annum. This debt was repaid in October 2008 with borrowings from our revolving line of credit, and this property now serves as collateral for borrowings under our revolving line of credit. In connection with the acquisition of the Sheraton Hotel, we assumed a lease for the underlying land with a remaining term of approximately 94 years. The remaining lease payments were determined to be below market value and, as a result, $2,171 of the purchase price was allocated to a leasehold intangible asset. This asset is recorded in intangible assets on the consolidated balance sheet and is being amortized over the remaining life of the lease.

In connection with the acquisition of the Duane Street Hotel, the Company entered into a $15,000 fixed rate mortgage with interest at 7.15%. The mortgage matures in February 2018 and is interest only for the first three years. Upon acquisition of the nu Hotel, located in Brooklyn, NY, we commenced renovations to fit out the building prior to its opening. Costs associated with the building while it was being renovated, including interest, were capitalized. On July 7, 2008, the property opened and all renovation costs were capitalized to building and improvements and furniture, fixtures and equipment and are being depreciated over the useful lives of these assets. In connection with the acquisition of the nu Hotel the Company entered into an $18,000 variable rate mortgage debt facility with interest at LIBOR plus 2.00%. Principal of $13,240 was drawn on the date of acquisition, while the remainder of the balance has been drawn as renovations progressed and as interest was incurred. The mortgage requires the payment of interest only and matures in January of 2011.

In connection with the acquisition of the Hampton Inn, Smithfield, RI, the Company assumed a $6,990 fixed rate mortgage which accrues interest at 6.98%. The mortgage matures on December 12, 2016. In connection with the acquisition of the property, the sellers provided a $500 note payable which accrued interest at a rate of 7.00% per annum. This note was repaid prior to September 30, 2008.

The Duane Street Hotel, New York, NY was acquired from entities that are owned by certain of the Company's executives and affiliated trustees. Included in the consideration paid for the Duane Street Hotel were 779,585 Common Units valued at $6,862. The Common Units were issued to certain executives and affiliated trustees of the Company. The Sheraton Hotel, JFK Airport, Jamaica, NY, was acquired from entities that are owned by certain of the Company's executives and affiliated trustees and an unrelated third party. Included in the consideration paid for the Sheraton Hotel were 1,177,306 Common Units valued at $10,596. The Common Units were issued to certain executives and affiliated trustees of the Company and an unrelated third party. The Holiday Inn Express, Camp Springs, MD, was acquired from entities that are owned by certain of the Company's executives and affiliated trustees and an unrelated third party. Included in the consideration paid for the Holiday Inn Express were 540,337 Common Units valued at $4,166. The Common Units were issued to certain executives and affiliated trustees of the Company and an unrelated third party.

Our newly acquired hotels are leased to 44 New England and all are managed by HHMLP.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 2 - INVESTMENT IN HOTEL PROPERTIES (continued)

Earn-out Provisions

The purchase agreements for some of our acquisitions contain certain provisions that entitle the seller to an earn-out payment based on the Net Operating Income of the properties, as defined in each purchase agreement. The following table summarizes our existing earn-out provisions:

Acquisition Date	Acquisition Name	Maximum Earn-Out Payment Amount	Earn-Out Period Expiration	
12/28/06	Summerfield Suites Portfolio	$ 6,000,000	December 31, 2009	*
6/26/08	Holiday Inn Express, Camp Springs, MD	1,905,000	December 31, 2010	
8/1/08	Hampton Inn & Suites, Smithfield, RI	1,515,000	December 31, 2010	

* As of December 31, 2009 the Summerfield Suites Portfolio earn-out period expired without meeting the required Net Operating Income thresholds established in the properties' purchase agreement. As such, no amounts are payable under this earn-out provision.

We are currently unable to determine whether amounts will be paid under the remaining two earn-out provisions since significant time remains until the expiration of the earn-out periods. Due to uncertainty of the amounts that will ultimately be paid, no accrual has been recorded on the consolidated balance sheet for amounts due under these earn-out provisions. In the event amounts are payable under these provisions, payments made will be recorded as additional consideration given for the properties.

Pro Forma Operating Results (Unaudited)

The following condensed pro forma financial data is presented as if all 2009 and 2008 acquisitions had been consummated as of January 1, 2008. Properties acquired without any operating history are excluded from the condensed pro forma operating results. The condensed pro forma information is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisitions had been consummated at the beginning of the year presented, nor does it purport to represent the results of operations for future periods.

	For the Year Ended December 31,	
	2009	2008
Pro Forma Total Revenues	$ 224,681	$ 247,656
Pro Forma (Loss) income from Continuing Operations	$ (43,519)	$ (14,108)
Income (Loss) from Discontinued Operations	(16,037)	3,743
Pro Forma Net (Loss) income	(59,556)	(10,365)
Loss (Income) allocated to Noncontrolling Interest	8,757	1,611
Preferred Distributions	(4,800)	(4,800)
Pro Forma Net (Loss) income applicable to Common Shareholders	$ (55,599)	$ (13,554)
Pro Forma (Loss) income applicable to Common Shareholders per Common Share		
Basic	$ (1.09)	$ (0.30)
Diluted	$ (1.09)	$ (0.30)
Weighted Average Common Shares Outstanding		
Basic	51,027,742	45,184,127
Diluted	51,027,742	45,184,127

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 3 — INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

As of December 31, 2009 and December 31, 2008 our investment in unconsolidated joint ventures consisted of the following:

Joint Venture	Hotel Properties	Percent Owned	Preferred Return	December 31, 2009	December 31, 2008
PRA Glastonbury, LLC	Hilton Garden Inn, Glastonbury, CT	48.0%	11.0% cumulative	$ 561	$ 738
Inn American Hospitality at Ewing, LLC	Courtyard by Marriott, Ewing, NJ	50.0%	11.0% cumulative	459	736
Hiren Boston, LLC	Courtyard by Marriott, Boston, MA	50.0%	N/A	-	3,960
SB Partners, LLC	Holiday Inn Express, Boston, MA	50.0%	N/A	1,934	2,091
Mystic Partners, LLC	Hilton and Marriott branded hotels in CT and RI	8.8%-66.7%	8.5% non-cumulative	27,043	27,977
PRA Suites at Glastonbury, LLC	Homewood Suites, Glastonbury, CT	48.0%	10.0% non-cumulative	1,754	2,800
Metro 29th Street Associates, LLC	Holiday Inn Express, New York, NY	50.0%	N/A	7,431	7,981
				$ 39,182	$ 46,283

During the year ended December 31, 2009, we determined that our investment in the Courtyard by Marriot, Boston, MA was impaired. As a result, the Company recorded an impairment charge of $3,500 which is included in loss from unconsolidated joint venture investments on the Company's consolidated statements of operations. This charge reduced our investment in the Courtyard by Marriot, Boston, MA to $0.

On January 1, 2010, we acquired our joint venture partner's 52.0% membership interest in PRA Glastonbury, LLC, the owner of the Hilton Garden Inn, Glastonbury, CT, and this hotel became one of our wholly-owned hotels. The consideration provided to our joint venture partner in exchange for its 52% membership interest consisted of:

- cash of $253,
- our 48% minority membership interest in PRA Suites at Glastonbury, LLC, the owner of the Homewood Suites, Glastonbury, CT;
- settlement of a note receivable and accrued interest made to our former joint venture partner with a principal balance of $1,267 and accrued interest receivable of $141; and
- our assumption of the outstanding mortgage debt secured by the Hilton Garden Inn, Glastonbury, CT which has an outstanding principal balance of $13,141 as of December 31, 2009, bears interest at a fixed rate of 5.98% per annum and has an anticipated maturity date of April 1, 2016.

As a result of this transaction, our joint venture partner acquired our 48.0% minority membership interest in PRA Suites at Glastonbury, LLC, the entity owning the Homewood Suites, Glastonbury, CT, and assumed the outstanding mortgage debt secured by the Homewood Suites, Glastonbury, CT. As of December 31, 2009, we determined that our investment in the Homewood Suites, Glastonbury, CT was impaired. As a result, the Company recorded an impairment charge of $1,041 which is included in loss from unconsolidated joint venture investments on the Company's consolidated statements of operations. This charge reduced our investment in the Homewood Suites, Glastonbury, CT to $1,754.

During the year ended December 31, 2008, we determined that our investment in the Hartford Hilton, part of the Mystic Partners joint venture portfolio, was impaired. As a result, the Company recorded an impairment charge of $1,890 which is included in loss from unconsolidated joint venture investments on the Company's consolidated statements of operations. This charge reduced our investment in the Hartford Hilton to $0.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 3 — INVESTMENT IN UNCONSOLIDATED JOINT VENTURES (continued)

Income from our unconsolidated joint ventures is allocated to us and our joint venture partners consistent with the allocation of cash distributions in accordance with the joint venture agreements. Any difference between the carrying amount of these investments and the underlying equity in net assets is amortized over the expected useful lives of the properties and other intangible assets. Income (loss) recognized during the years ended December 31, 2009, 2008, and 2007 for our Investments in Unconsolidated Joint Ventures is as follows:

	Twelve Months Ended		
	12/31/09	12/31/08	12/31/07
PRA Glastonbury, LLC	$ (77)	$ 94	$ 47
Inn American Hospitality at Ewing, LLC	(127)	20	73
Hiren Boston, LLC	(460)	(189)	304
SB Partners, LLC	(156)	80	191
Mystic Partners, LLC	(1,686)	(345)	1,612
PRA Suites at Glastonbury, LLC	(6)	(8)	(7)
Metro 29th Street Associates, LLC	(137)	1,721	1,256
	(2,649)	1,373	3,476
Less: Impairment of Investment in Unconsolidated Joint Venture	(4,541)	(1,890)	-
(Loss) Income from Unconsolidated Joint Venture Investments	$ (7,190)	$ (517)	$ 3,476

The SB Partners, LLC and Hiren Boston, LLC joint venture agreements provided for a 10% preferred return during the first two years of the ventures based on our equity interest in the ventures. The preferred return period expired on July 1, 2007 for Hiren Boston, LLC and October 1, 2007 for SB Partners, LLC. Subsequent to this initial two year period, cash distributions are made 50% to us and 50% to our joint venture partners in the ventures.

The Mystic Partners, LLC joint venture agreement provides for an 8.5% non-cumulative preferred return based on our contributed equity interest in the venture. Cash distributions will be made from cash available for distribution, first, to us to provide an 8.5% annual non-compounded return on our unreturned capital contributions and then to our joint venture partner to provide an 8.5% annual non-compounded return of their unreturned contributions. Any remaining cash available for distribution will be distributed to us 10.5% with respect to the net cash flow from the Hartford Marriott, 7.0% with respect to the Hartford Hilton and 56.7%, with respect to the remaining seven properties. Mystic Partners, LLC allocates income to us and our joint venture partner consistent with the allocation of cash distributions in accordance with the joint venture agreements.

Each of the Mystic Partners, LLC hotel properties, except the Hartford Hilton, is under an Asset Management Agreement with 44 New England to provide asset management services. Fees for these services are paid monthly to 44 New England and recognized as income in the amount of 1% of operating revenues, except for the Hartford Marriott which is 0.25% of operating revenues.

The Company and our joint venture partner in Mystic Partners, LLC jointly and severally guarantee the performance of the terms of a loan to Adriaen's Landing Hotel, LLC, owner of the Hartford Marriott, in the amount of $50,000, and 315 Trumbull Street Associates, LLC, owner of the Hartford Hilton, in the amount of $27,000, if at any time during the term of the note and during such time as the net worth of Mystic Partners falls below the amount of the guarantee. We have determined that the probability of incurring loss under this guarantee is remote and the value attributed to the guarantee is de minimis.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 3 — INVESTMENT IN UNCONSOLIDATED JOINT VENTURES (continued)

The following tables set forth the total assets, liabilities, equity and components of net income, including the Company's share, related to the unconsolidated joint ventures discussed above as of December 31, 2009 and December 31, 2008 and for the years ended December 31, 2009, 2008, and 2007.

Balance Sheets	December 31, 2009	December 31, 2008
Assets		
Investment in hotel properties, net	$ 196,842	$ 209,468
Other Assets	28,473	25,334
Total Assets	$ 225,315	$ 234,802
Liabilities and Equity		
Mortgages and notes payable	$ 218,116	$ 219,889
Other liabilities	18,219	11,636
Equity:		
Hersha Hospitality Trust	44,178	44,938
Joint Venture Partner(s)	(55,198)	(41,661)
Total Equity	(11,020)	3,277
Total Liabilities and Equity	$ 225,315	$ 234,802

Statements of Operations	Twelve Months Ended 12/31/09	12/31/08	12/31/07
Room Revenue	$ 81,718	$ 99,530	$ 98,581
Other Revenue	22,427	28,344	31,586
Operating Expenses	(68,389)	(82,327)	(81,873)
Interest Expense	(16,326)	(13,442)	(15,421)
Debt Extinguishment	-	-	(2,858)
Loss on Impairment of Building and Equipment	(7)	(9,171)	-
Lease Expense	(5,647)	(5,538)	(5,332)
Property Taxes and Insurance	(6,596)	(6,459)	(6,159)
Federal and State Income Taxes	-	121	(141)
General and Administrative	(7,332)	(7,835)	(7,446)
Loss Allocated to Noncontrolling Interests	705	-	-
Depreciation and Amortization	(14,423)	(16,171)	(16,680)
Net loss	$ (13,870)	$ (12,948)	$ (5,743)

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 3 — INVESTMENT IN UNCONSOLIDATED JOINT VENTURES (continued)

The following table is a reconciliation of the Company's share in the unconsolidated joint ventures' equity to the Company's investment in the unconsolidated joint ventures as presented on the Company's balance sheets as of December 31, 2009 and 2008.

	December 31, 2009	December 31, 2008
Company's share of equity recorded on the joint ventures' financial statements	$ 44,178	$ 44,938
Adjustment to reconcile the Company's share of equity recorded on the joint ventures' financial statements to our investment in unconsoldiated joint ventures[1]	(4,996)	1,345
Investment in Unconsolidated Joint Ventures	$ 39,182	$ 46,283

(1) Adjustment to reconcile the Company's share of equity recorded on the joint ventures' financial statements to our investment in unconsolidated joint ventures consists of the following:

- cumulative impairment of our investment in joint ventures not reflected on the joint ventures' financial statements,
- our basis in the investment in joint ventures not recorded on the joint ventures' financial statements, and
- accumulated amortization of our equity in joint venture that reflects our portion of the excess of the fair value of joint ventures' assets on the date of our investment over the carrying value of the assets recorded on the joint ventures finanical statements. This excess investment is amortized over the life of the properties, and the amortization is included in (Loss) Income from Unconsolidated Joint Venture Investments on our consolidated statement of operations.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 4 - DEVELOPMENT LOANS RECEIVABLE AND LAND LEASES

Development Loans

We have approved first mortgage and mezzanine lending to hotel developers, including entities in which our executive officers and affiliated trustees own an interest, to enable such entities to construct hotels and conduct related improvements on specific hotel projects at interest rates ranging from 10% to 20%. As of December 31, 2009 and December 31, 2008, we had Development Loans Receivable of $46,094 and $81,500, respectively. Interest income from development loans was $7,411, $7,890, and $6,046 for the years ended December 31, 2009, 2008, and 2007, respectively. Accrued interest on our development loans receivable was $2,451 as of December 31, 2009 and $2,785 as of December 31, 2008.

As of December 31, 2009 and 2008, our development loans receivable consisted of the following:

Hotel Property	Borrower	Principal Outstanding 12/31/2009	Principal Outstanding 12/31/2008	Interest Rate	Maturity Date (1)	
Operational Hotels						
Independent Hotel - New York, NY	Maiden Hotel, LLC	$ 7,000	$ 10,000	20%	July 31, 2010	
Renaissance by Marriott - Woodbridge, NJ	Hersha Woodbridge Associates, LLC	5,000	5,000	11%	April 1, 2010	*
Element Hotel - Ewing, NJ	American Properties @ Scotch Road, LLC	2,000	-	11%	August 6, 2010	*
Hilton Garden Inn - Dover, DE	44 Aasha Hospitality Associates, LLC	1,000	1,000	10%	November 1, 2010	*
Hampton Inn & Suites - West Haven, CT	44 West Haven Hospitality, LLC	-	2,000	10%	N/A	
Hilton Garden Inn - New York, NY	York Street, LLC	-	15,000	11%	N/A	
Homewood Suites - Newtown, PA	Reese Hotels, LLC	-	500	11%	N/A	
Construction Hotels						
Lexington Avenue Hotel - New York, NY	44 Lexington Holding, LLC	11,591 (2)	10,000	11%	December 31, 2010	*
Union Square Hotel - New York, NY	Risingsam Union Square, LLC	11,503 (2)	10,000	10%	December 31, 2010	
32 Pearl - New York, NY	SC Waterview, LLC	8,000	8,000	10%	December 31, 2010	
Early Phase Development						
Hyatt Place - New York, NY	Brisam East 52, LLC	- (2)	10,000	10%	N/A	
Greenwich Street Courtyard - New York, NY	Brisam Greenwich, LLC	- (2)	10,000	10%	N/A	
Total Development Loans Receivable		$ 46,094	$ 81,500			

* Indicates borrower is a related party

(1) Represents current maturity date in effect. Agreements for our development loans receivable typically allow for two one-year extensions which can be exercised by the borrower if the loan is not in default. As these loans typically finance hotel development projects, it is common for the borrower to exercise their options to extend the loans, in whole or in part, until the project has been completed and the project provides cash flow to the developer or is refinanced by the developer.

(2) We amended the following development loans to allow the borrower to elect, quarterly, to pay accrued interest in-kind by adding the accrued interest to the principal balance of the loan as of December 31, 2009:

Borrower	Interest Income Year Ended December 31, 2009	Cumulative Interest Income Paid In-Kind
Risingsam Union Square, LLC	$ 1,069	$ 1,503
Brisam East 52, LLC	503	672
44 Lexington Holding, LLC	1,178	1,591
Brisam Greenwich, LLC	503	736
Total	$ 3,253	$ 4,502

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 4 - DEVELOPMENT LOANS RECEIVABLE AND LAND LEASES (continued)

Advances and repayments on our development loans receivable consisted of the following for the years ended December 31, 2009, 2008, and 2007:

	2009	2008	2007
Balance at January 1,	$ 81,500	$ 58,183	$ 47,016
New advances	2,000	64,200	65,700
Interest added to principal	4,502	-	-
Repayments	(500)	(22,416)	(53,000)
Principal exchanged for interest in hotel properties	(20,000)	-	-
Discount recorded	-	-	(1,687)
Amortization of discount	-	281	154
Impairments, net of discount	(21,408)	(18,748)	-
Balance at December 31,	$ 46,094	$ 81,500	$ 58,183

Impairment of Development Loans

We monitor our portfolio of development loans on an on-going basis to determine collectability of the loan principal and accrued interest. We determined that our development loans to Brisam East 52, LLC and Brisam Greenwich, LLC, which were secured by the equity interest in each entity, were permanently impaired. We ceased accruing interest on the loans effective July 1, 2009. As of December 31, 2009, we determined that the fair value of each loan receivable is $0 and have incurred an impairment charge for the remaining principal on these loans in the aggregate amount of $21,408, which includes $1,408 of interest income that had been added to the principal balance of the loan.

In 2008, we determined that the developer of the Hilton Garden Inn/Homewood Suites – Brooklyn, NY had failed to make payments to the senior lender on the property's first mortgage. After discussions with the developer and the senior lender, we determined that the fair value of the loan receivable and discount was $0 as of December 31, 2008. As a result, we incurred an impairment charge for the remaining principal of $18,748, which is net of unamortized discount in the amount of $1,252. A receivable for uncollected interest income of $569, which is net of unrecognized deferred loan fees of $143, was also recorded as an impairment charge.

Land Leases

We have acquired land and improvements and leased them to entities, including entities in which our executive officers and affiliated trustees own an interest, to enable such entities to construct hotels and related improvements on the leased land.

On July 20, 2009, we entered into a modification and extension agreement for a mortgage loan on our land parcel located at 39th Street and 8th Avenue, New York, NY. As a result of this agreement we paid $1,250, reducing the principal balance from $13,250 to $12,000, and the interest rate was modified from a fixed rate of 7.75% to a floating rate equal to the Wall Street Journal variable prime rate plus 1.00%, with a minimum interest rate of 6.875%. Payments required under this loan continue to be interest-only and the maturity date was extended to July 1, 2011.

Also on July 20, 2009, we entered into a modification and extension agreement for a mortgage loan on our land parcels located on Nevins Street, in Brooklyn, NY. These parcels are leased to an entity that is owned, in part, by certain excutive officers and affiliated trustees of the Company. As a result of this agreement we paid $500, reducing the principal balance from $6,500 to $6,000. The agreement also modified the interest rate from a floating rate of 90-Day LIBOR plus 2.70%, with a minimum of 8.06%, to a floating rate equal to the Wall Street Journal variable prime rate plus 1.00%, with a minimum interest rate of 6.875%. Payments required under this loan continue to be interest-only and the maturity date was extended to August 1, 2011.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 4 - DEVELOPMENT LOANS RECEIVABLE AND LAND LEASES (continued)

On September 24, 2009, our land parcel located at 440 West 41st Street, New York, NY, was transferred to the lessee, an entity controlled by the seller of York Street, LLC, as partial consideration for our acquisition of York Street, LLC, the owner of the Hilton Garden Inn, Tribeca, New York, NY, as noted in Note 2, "Investment in Hotel Properties."

During the year ended December 31, 2009, we decided to exit our two remaining land leases and dispose of the related land parcels located at 39th Street and 8th Avenue, New York, NY and Nevins Street, Brooklyn, NY. Effective July 1, 2009, we ceased accruing rents under these leases. The parcels of land are recorded as "assets held for sale" and our mortgage debt on the property is recorded as "liabilities related to assets held for sale" on our consolidated balance sheets as of December 31, 2009. We determined that the carrying values of the two land parcels exceeded their respective fair values and we recorded an impairment charge of $14,545 as of December 31, 2009. We also determined that accrued rents under the leases were uncollectible and accrued rents receivable of $1,581 was expensed during the year ended December 31, 2009. See Note 12, "Discontinued Operations" for further discussion of the land parcels recorded as assets held for sale.

Each parcel of land had been leased under fixed lease agreements which earned rents at a minimum rental rate of 10% of our net investment in the leased property. Additional rents were paid by the lessee for the interest on the mortgage, real estate taxes and insurance. Revenues from our land leases were recorded in land lease revenue on our consolidated statement of operations. All expenses related to the land leases are recorded in operating expenses as land lease expense. Land lease revenues and land lease expense have been reclassified to discontinued operations on our consolidated statement of operations as a result of our decision to sell these parcels of land.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 5 — OTHER ASSETS

Other Assets consisted of the following at December 31, 2009 and 2008:

	2009	2008
Transaction Costs	$ 292	$ 237
Investment in Statutory Trusts	1,548	1,548
Notes Receivable	1,412	1,267
Due from Lessees	-	1,907
Prepaid Expenses	4,468	3,182
Interest Receivable from Development Loans to Non-Related Parties	1,573	2,024
Deposits on Property Improvement Plans	167	149
Hotel Purchase Option	933	933
Other	2,035	2,270
	$ 12,428	$ 13,517

Transaction Costs - Transaction costs include legal fees and other third party transaction costs incurred relative to entering into debt facilities and issuances of equity securities which are recorded in other assets prior to the closing of the respective transactions.

Investment in Statutory Trusts - We have an investment in the common stock of Hersha Statutory Trust I and Hersha Statutory Trust II. Our investment is accounted for under the equity method.

Notes Receivable – Notes receivable as of December 31, 2009 includes a loan, and related accrued interest, made to one of our unconsolidated joint venture partners. The $1,267 note bears interest at 11% and matures on December 31, 2009. See Note 3 "Investment in Unconsolidated Joint Ventures" for information regarding subsequent events affecting this note.

Due from Lessees - Due from lessees represent rents due under our land leases, See Note 4, "Development Loans Receivable and Land Leases" for information regarding our land leases.

Prepaid Expense - Prepaid expenses include amounts paid for property tax, insurance and other expenditures that will be expensed in the next twelve months.

Interest Receivable from Development Loans to Non-Related Parties – Interest receivable from development loans to non-related parties represents interest income receivable from loans extended to non-related parties that are used to enable such entities to construct hotels and conduct related improvements on specific hotel projects. This excludes interest receivable from development loans from loans extended to related parties in the amounts of $878 and $761, as of December 31, 2009 and 2008, respectively, which is included in the Due from Related Parties on the consolidated balance sheets.

Deposits on Property Improvement Plans – Deposits on property improvement plans consists of amounts advanced to Hersha Construction Services that is to be used to fund capital expenditures as part of our property improvement programs at certain properties.

Hotel Purchase Option –We have an option to acquire a 50% interest in the entity that owns the Holiday Inn Express-Manhattan. The option is exercisable after February 1, 2012 or upon termination of Metro 29th Street's lease of the hotel and expires at the end of the lease term.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 6 - DEBT

Mortgages and Notes Payable

The Company has a total mortgages payable balance at December 31, 2009, and December 31, 2008, of $614,401 and $603,538, respectively, and consisted of mortgages with fixed and variable interest rates ranging from 2.23% to 8.94% as of December 31, 2009. As of December 31, 2009, the maturities for the outstanding mortgage loans ranged from April 2010 to September 2023. Aggregate interest expense incurred under the mortgages payable totaled $35,878, $34,855 and $33,767 during 2009, 2008 and 2007, respectively. The mortgages are secured by first deeds of trust on various hotel properties with a combined net book value of $892,825 and $919,815 as of December 31, 2009, and 2008, respectively. Our indebtedness contains various financial and non-financial event of default covenants customarily found in financing arrangements. Our mortgages payable typically require that specified debt service coverage ratios be maintained with respect to the financed properties before we can exercise certain rights under the loan agreements relating to such properties. If the specified criteria are not satisfied, the lender may be able to escrow cash flow generated by the property securing the applicable mortgage loan. As of December 31, 2009 we were in compliance with all event of default covenants under the applicable loan agreements.

We have two junior subordinated notes payable in the aggregate amount of $51,548 to the Hersha Statutory Trusts pursuant to indenture agreements. The $25,774 note issued to Hersha Statutory Trust I will mature on June 30, 2035, but may be redeemed at our option, in whole or in part, beginning on June 30, 2010 in accordance with the provisions of the indenture agreement. The $25,774 note issued to Hersha Statutory Trust II will mature on July 30, 2035, but may be redeemed at our option, in whole or in part, beginning on July 30, 2010 in accordance with the provisions of the indenture agreement. The note issued to Hersha Statutory Trust I bears interest at a fixed rate of 7.34% per annum through June 30, 2010, and the note issued to Hersha Statutory Trust II bears interest at a fixed rate of 7.173% per annum through July 30, 2010. Subsequent to June 30, 2010 for notes issued to Hersha Statutory Trust I and July 30, 2010 for notes issued to Hersha Statutory Trust II, the notes bear interest at a variable rate of LIBOR plus 3.0% per annum. Interest expense in amount of $3,766, $3,729 and $3,793 was recorded during the years ended December 31, 2009, 2008, and 2007, respectively.

As part of the acquisition of the Hyatt Summerfield Suites Portfolio, HHLP entered into a management agreement with Lodgeworks, L.P. ("Lodgeworks"). Lodgeworks extended a $498 interest-free loan to HHLP for working capital contributions that are due at either the termination or expiration of the management agreement. Because the interest rate on the note payable is below the market rate of interest at the date of the acquisition, a discount was recorded on the note payable. The discount reduced the principal balances recorded in the mortgages and notes payable and is being amortized over the remaining life of the loan and is recorded as interest expense. The balance of the note payable, net of unamortized discount, was $294 as of December 31, 2009 and $274 as of December 31, 2008.

Aggregate annual principal payments for the Company's mortgages and notes payable for the five years following December 31, 2009 and thereafter are as follows:

Year Ending December 31,	Amount
2010	37,406
2011	58,208
2012	44,107
2013	31,989
2014	43,935
Thereafter	450,647
Net Unamortized Discount	(49)
	$ 666,243

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 6 – DEBT (continued)

Revolving Line of Credit

On October 14, 2008, we entered into a Revolving Credit Loan and Security Agreement with T.D. Bank, NA and various other lenders. The credit agreement provides for a revolving line of credit in the principal amount of up to $175,000, including a sub-limit of $25,000 for irrevocable stand-by letters of credit. The existing bank group has committed $135,000, and the credit agreement is structured to allow for an increase of an additional $40,000 under the line of credit, provided that additional collateral is supplied and additional lenders join the existing bank group.

Borrowings under the line of credit provided by T.D. Bank, NA may be used for working capital and general corporate purposes, including payment of distributions or dividends and for the future purchase of additional hotels. The line of credit expires on December 31, 2011, and, provided no event of default has occurred and remains uncured, we may request that T.D. Bank, NA and the other lenders renew the line of credit for an additional one-year period.

The line of credit is collateralized by a first lien-security interest in all existing and future assets of HHLP, a collateral assignment of all hotel management contracts of the management companies in the event of default, and title-insured, first-lien mortgages on the following properties:

- Hampton Inn, Danville, PA
- Hampton Inn, Philadelphia, PA
- Holiday Inn, Norwich, CT
- Holiday Inn Express, Camp Springs, PA
- Holiday Inn Express and Suites, Harrisburg, PA
- Holiday Inn Express, New Columbia, PA
- Mainstay Suites and Sleep Inn, King of Prussia, PA
- Residence Inn, Langhorne, PA
- Residence Inn, Norwood, MA
- Sheraton Hotel, JFK Airport, New York, NY

At our option, borrowings under the line of credit may be prime rate loans or LIBOR rate loans. On December 11, 2009, we amended the credit agreement to modify certain financial covenants, resulting in the following changes to the annual interest rate incurred on prime rate and LIBOR rate loans borrowed under the line of credit:

- The annual interest rate on prime rate loans was increased from the Wall Street Journal variable prime rate to the Wall Street Journal variable prime rate plus 1.50%.
- The annual interest rate on LIBOR rate loans was increased from LIBOR plus 2.50% to the greater of (i) LIBOR plus 3.50% or (ii) 4.25%.

Hersha paid the lenders a fee of $338 in connection with the amendment the credit agreement. As amended. the credit agreement includes certain financial covenants and requires that we maintain (1) a minimum tangible net worth of $300,000; (2) a maximum accounts and other receivables from affiliates of $125,000; (3) annual distributions not to exceed 95% of adjusted funds from operations; (4) maximum variable rate indebtedness to total debt of 30%; and (5) certain financial ratios, including the following:

- a debt service coverage ratio of not less than 1.20 to 1.00;
- a total funded liabilities to gross asset value ratio of not more than 0.67 to 1.00; and
- a EBITDA to debt service ratio of not less than 1.25 to 1.00;
- The sum of the aggregate amount of outstanding loans and letter of credit obligations may not exceed the lesser of the committed amount of $135,000 or 67% of the appraised value of the hotel properties pledged as collateral. In the event the aggregate amount of outstanding loans and letter of credit obligations exceeds this amount, we will be required to repay a portion of the outstanding loans and letter of credit obligations or provide additional collateral to the lenders.

The Company is in compliance with each of the covenants listed above as of December 31, 2009.

The outstanding principal balance under the line of credit was $79,200 at December 31, 2009 and $88,421 at December 31, 2008. The Company recorded interest expense of $3,235, $3,094 and $4,239 related to the line of credit borrowings, for the years ended December 31, 2009, 2008, and 2007, respectively. The weighted average interest rate on our Line of Credit during the years ended December 31, 2009, 2008, and 2007 was 3.25%, 5.07%, and 7.30%, respectively.

As of December 31, 2009 we had $3,818 in irrevocable letters of credit issued and our remaining borrowing capacity under the Line of Credit was $51,982.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 6 – DEBT (continued)

Fair Value of Debt

The Company estimates the fair value of its fixed rate debt and the credit spreads over variable market rates on its variable rate debt by discounting the future cash flows of each instrument at estimated market rates or credit spreads consistent with the maturity of the debt obligation with similar credit policies. Credit spreads take into consideration general market conditions and maturity. As of December 31, 2009, the carrying value and estimated fair value of the Company's debt was $745,443 and $688,662, respectively. As of December 31, 2008, the carrying value and estimated fair value of the Company's debt was $743,781 and $695,330, respectively.

Capitalized Interest

We utilize mortgage debt and our revolving line of credit to finance on-going capital improvement projects at our properties. Interest incurred on mortgages and the revolving line of credit that relates to our capital improvement projects is capitalized through the date when the assets are placed in service. For the years ended December 31, 2009, 2008, and 2007, we capitalized $10, $544 and $389, respectively, of interest expense related to these projects.

Deferred Costs

Costs associated with entering into mortgages and notes payable and our revolving line of credit are deferred and amortized over the life of the debt instruments. Amortization of deferred costs is recorded in interest expense. As of December 31, 2009, deferred costs were $8,696, net of accumulated amortization of $4,262. Deferred costs were $9,157, net of accumulated amortization of $3,606, as of December 31, 2008. Amortization of deferred costs for the years ended December 31, 2009, 2008, and 2007 was $2,059, $2,030 and $1,724, respectively.

Debt Extinguishment

On July 1, 2008, we settled on the defeasance of loans associated with four of our properties. These mortgage loans had an aggregate outstanding principal balance of approximately $11,028 as of June 30, 2008. As a result of this extinguishment, we expensed $1,399 in unamortized deferred costs and defeasance premiums for three of the four properties, which are included in the Debt Extinguishment caption on the consolidated statements of operations for the year ended December 31, 2008 and now serve as collateral for our revolving credit facility entered into on October 14, 2008. The fourth property, the Holiday Inn Conference Center, New Cumberland, PA was sold on October 30, 2008 and $19 in unamortized deferred costs expensed as a result of the debt extinguishment is included in the Income (Loss) from Discontinued Operations caption on the consolidated statements of operations for the year ended December 31, 2008.

On September 30, 2008, we repaid $8,188 on our mortgage with M&T Bank for the Holiday Inn Express, Cambridge property as a result of debt refinancing. The new debt of $11,000 has a fixed interest rate of 6.625% and a maturity date of September 30, 2023. As a result of this extinguishment, we expensed $17 in unamortized deferred costs, which are included in the Loss on Debt Extinguishment caption on the consolidated statements of operations for the year ended December 31, 2008.

On October 14, 2008, we replaced our previous line of credit with Commerce Bank and various other lenders with a new credit facility with T.D. Bank, NA and various other lenders. As a result of the termination of the existing line of credit, we expensed $152 in unamortized deferred costs related to the origination of the original Commerce Bank Line of Credit, which are included in the Loss on Debt Extinguishment caption on the consolidated statements of operations for the year ended December 31, 2008.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 7 - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS

We are the sole general partner in our operating partnership subsidiary, HHLP, which is indirectly the sole general partner of the subsidiary partnerships. At December 31, 2009, there were 8,701,810 non-controlling Common Units outstanding with a fair market value of $27,324, based on the price per share of our common shares on the New York Stock Exchange on such date. These units are redeemable by the unitholders for common shares on a one-for-one basis or, at our option, cash.

Management Agreements

Our wholly-owned TRS, 44 New England engages eligible independent contractors in accordance with the requirements for qualification as a REIT under the Federal income tax laws, including HHMLP, as the property managers for hotels it leases from us pursuant to management agreements. HHMLP is owned, in part, by certain executives and affiliated trustees of the Company. Our management agreements with HHMLP provide for five-year terms and are subject to early termination upon the occurrence of defaults and certain other events described therein. As required under the REIT qualification rules, HHMLP must qualify as an "eligible independent contractor" during the term of the management agreements. Under the management agreements, HHMLP generally pays the operating expenses of our hotels. All operating expenses or other expenses incurred by HHMLP in performing its authorized duties are reimbursed or borne by our TRS to the extent the operating expenses or other expenses are incurred within the limits of the applicable approved hotel operating budget. HHMLP is not obligated to advance any of its own funds for operating expenses of a hotel or to incur any liability in connection with operating a hotel. Management agreements with other unaffiliated hotel management companies have similar terms.

For its services, HHMLP receives a base management fee, and if a hotel exceeds certain thresholds, an incentive management fee. The base management fee for a hotel is due monthly and is equal to 3% of gross revenues associated with each hotel managed for the related month. The incentive management fee, if any, for a hotel is due annually in arrears on the ninetieth day following the end of each fiscal year and is based upon the financial performance of the hotels. For the years ended December 31, 2009, 2008 and 2007, base management fees incurred totaled $5,485, $6,136 and $5,571, respectively and are recorded as Hotel Operating Expenses. For the years ended December 31, 2009, 2008 and 2007, incentive management fees of $0, $363, and $0, respectively, were recorded as Hotel Operating Expenses.

Franchise Agreements

Our branded hotel properties are operated under franchise agreements assumed by the hotel property lessee. The franchise agreements have 10 to 20 year terms but may be terminated by either the franchisee or franchisor on certain anniversary dates specified in the agreements. The franchise agreements require annual payments for franchise royalties, reservation, and advertising services, and such payments are based upon percentages of gross room revenue. These payments are paid by the hotels and charged to expense as incurred. Franchise fee expense for the years ended December 31, 2009, 2008, and 2007 was $14,019, $17,041 and $16,333 respectively. The initial fees incurred to enter into the franchise agreements are amortized over the life of the franchise agreements.

Accounting and Information Technology Fees

Each of the wholly owned hotels and consolidated joint venture hotel properties managed by HHMLP incurs a monthly accounting and information technology fee. Monthly fees for accounting services are $2 per property and monthly information technology fees are $0.5 per property. In addition, each of the wholly owned hotels not managed by HHMLP, but for which the accounting is provided by HHMLP incurs a monthly accounting fee of $3. For the years ended December 31, 2009, 2008 and 2007, the Company incurred accounting fees of $1,459, $1,426 and $1,408, respectively. For the years ended December 31, 2009, 2008 and 2007, the Company incurred information technology fees of $325, $316 and $276, respectively. Accounting fees and information technology fees are included in General and Administrative expenses.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 7 - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS (continued)

Capital Expenditure Fees

HHMLP charges a 5% fee on all capital expenditures and pending renovation projects at the properties as compensation for procurement services related to capital expenditures and for project management of renovation projects. For the years ended December 31, 2009, 2008 and 2007, we incurred fees of $158, $271, and $292, respectively, which were capitalized with the cost of fixed asset additions.

Acquisitions from Affiliates

We have entered into an option agreement with each of our officers and affiliated trustees such that we obtain a right of first refusal to purchase any hotel owned or developed in the future by these individuals or entities controlled by them at fair market value. This right of first refusal would apply to each party until one year after such party ceases to be an officer or trustee of our Company. Our Acquisition Committee of the Board of Trustees is comprised solely of independent trustees, and the purchase prices and all material terms of the purchase of hotels from related parties are approved by the Acquisition Committee.

Hotel Supplies

For the years ended December 31, 2009, 2008 and 2007, we incurred expenses of $996, $1,588 and $2,113, respectively, for hotel supplies from Hersha Hotel Supply, an unconsolidated related party, which are expenses included in Hotel Operating Expenses. Approximately $2 and $39 is included in accounts payable at December 31, 2009 and 2008, respectively.

Due From Related Parties

The Due from Related Party balance as of December 31, 2009 and December 31, 2008 was approximately $2,394 and $3,595, respectively. The balances primarily consisted of accrued interest due on our development loans, and the remaining due from related party balances are receivables owed from our unconsolidated joint ventures.

Due to Related Parties

The Due to Related Parties balance as of December 31, 2009 and December 31, 2008 was approximately $769 and $302, respectively. The balances consisted of amounts payable to HHMLP for administrative, management, and benefit related fees.

Hotel Ground Rent

During 2003, in conjunction with the acquisition of the Hilton Garden Inn, Edison, NJ, we assumed a land lease from a third party with an original term of 75 years. Monthly payments as determined by the lease agreement are due through the expiration in August 2074. On February 16, 2006, in conjunction with the acquisition of the Hilton Garden Inn, JFK Airport, we assumed a land lease with an original term of 99 years. Monthly payments are determined by the lease agreement and are due through the expiration in July 2100. On June 13, 2008, in conjunction with the acquisition of the Sheraton Hotel, JFK Airport, we assumed a land lease with an original term of 99 years. Monthly payments are determined by the lease agreement and are due through the expiration in November 2103. Each land leases provide rent increases at scheduled intervals. We record rent expense on a straight-line basis over the life of the lease from the beginning of the lease term. For the years ended December 31, 2009, 2008 and 2007, we incurred $1,166, $1,040, and $856 respectively, in hotel ground rent from continuing operations under the agreements.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 7 - COMMITMENTS AND CONTINGENCIES AND RELATED PARTY TRANSACTIONS (continued)

Future minimum lease payments (without reflecting future applicable Consumer Price Index increases) under these agreements are as follows:

Year Ending December 31,	Amount
2010	$ 904
2011	935
2012	975
2013	981
2014	986
Thereafter	92,175
	$ 96,956

Litigation

We are not presently subject to any material litigation nor, to our knowledge, is any other litigation threatened against us, other than routine actions for negligence or other claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and all of which collectively are not expected to have a material adverse effect on our liquidity, results of operations or business or financial condition.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 8 — FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS

Fair Value Measurements

Our determination of fair value measurements are based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, we utilize a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

As of December 31, 2009, the Company's derivative instruments represented the only financial instruments measured at fair value. Currently, the Company uses derivative instruments, such as interest rate swaps and caps, to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and its counterparties. However, as of December 31, 2009, we have assessed the significance of the effect of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

Derivative Instruments

On January 15, 2008, we entered into an interest rate swap agreement that fixes the interest rate on the variable rate mortgage, bearing interest at one month U.S. dollar LIBOR plus 2.0%, originated to finance the acquisition of the nu Hotel, Brooklyn, NY. Under the terms of this interest rate swap, we pay fixed rate interest of 3.245% on the $13,240 notional amount and we receive floating rate interest equal to the one month U.S. dollar LIBOR, effectively fixing our interest at a rate of 5.245%.

On January 9, 2009, we renewed our interest rate swap agreement that effectively fixed the interest rate on a variable rate mortgage on the nu Hotel, Brooklyn, NY, which bears interest at one month U.S. dollar LIBOR plus 2.0%. Under the terms of the interest rate swap, we pay fixed rate interest of 1.1925% on the $18,000 notional amount and we receive floating rate interest equal to the one month U.S. dollar LIBOR, effectively fixing our interest on the mortgage debt at a rate of 3.1925%.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 8 — FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS (continued)

On February 1, 2008, we entered into an interest rate swap agreement that fixes the interest rate on a $40,000 portion of our floating revolving credit facility with Commerce Bank, which bears interest at one month U.S. dollar LIBOR plus 2.5%. Under the terms of this interest rate swap, we pay fixed rate interest of 2.6275% on the $40,000 notional amount and we receive floating rate interest equal to the one month U.S. dollar LIBOR, effectively fixing our interest on this portion of the line of credit at a rate of 5.1275%. This interest rate swap agreement matured on February 1, 2009, and we did not replace it with another agreement.

On December 31, 2008, we entered into an interest rate swap agreement that fixes the interest rate on a variable rate mortgage, bearing interest at one month U.S. dollar LIBOR plus 3.0%, originated upon the refinance of the debt associated with the Hilton Garden Inn, Edison, NJ. Under the terms of this interest rate swap, we pay fixed rate interest of 1.37% and we receive floating rate interest equal to the one month U.S. dollar LIBOR, effectively fixing our interest at a rate of 4.37%. The notional amount amortizes in tandem with the amortization of the underlying hedged debt and is $5,250 as of December 31, 2009.

We maintain an interest rate cap that effectively fixes interest payments when LIBOR exceeds 5.75% on our debt financing Hotel 373, New York, NY. The notional amount of the interest rate cap is $22,000 and equals the principal of the variable interest rate debt being hedged.

We maintained an interest rate swap that fixed our interest rate on a variable rate mortgage on the Sheraton Four Points, Revere, MA. Under the terms of this interest rate swap, we paid fixed rate interest of 4.73% of the notional amount and we received floating rate interest equal to the one month U.S. dollar LIBOR. Prior to January 1, 2008, the hedge relationship was deemed to be effective and the change in fair value related to the effective portion of the interest rate swap was recorded in Accumulated Other Comprehensive Income on the Balance Sheet. Subsequent to January 1, 2008, the hedge relationship was no longer deemed to be effective. This swap matured on July 23, 2009. The change in fair value of the interest rate swap for the twelve months ended December 31, 2009 resulted in a gain of $172 and was recorded in income (loss) from discontinued operations.

At December 31, 2009 and December 31, 2008, the fair value of the interest rate swaps and cap were:

				Value	
Date of Transaction	Hedged Debt	Type	Maturity Date	December 31, 2009	December 31, 2008
January 15, 2008	Variable Rate Mortgage - Nu Hotel, Brooklyn, NY	Swap	January 10, 2011	$ (103)	$ (6)
December 31, 2008	Variable Rate Mortgage - Hilton Garden Inn, Edison, NJ	Swap	January 1, 2011	(53)	(25)
July 1, 2007	Variable Rate Mortgage - Hotel 373, New York, NY	Cap	May 9, 2010	-	-
July 2, 2004	Variable Rate Mortgage - Sheraton Four Points, Revere, MA	Swap	July 23, 2009	-	(172)
February 1, 2008	Revolving Variable Rate Credit Facility	Swap	February 1, 2009	-	(74)
				$ (156)	$ (277)

The fair value of the derivative instrument is included in Accounts Payable, Accrued Expenses and Other Liabilities at December 31, 2009 and December 31, 2008.

The change in fair value of derivative instruments designated as cash flow hedges was a loss of $51, $86, and $256 for the years ended December 31, 2009, 2008, and 2007, respectively. These unrealized losses were reflected on our Balance Sheet in Accumulated Other Comprehensive Income. Hedge ineffectiveness of $1, $1, and $15 on cash flow hedges was recognized in interest expense for the years ended December 31, 2009, 2008, and 2007, respectively.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. The change in net unrealized gains/losses on cash flow hedges reflects a reclassification of $313 of net unrealized gains/losses from accumulated other comprehensive income as an increase to interest expense during 2009. During 2010, the Company estimates that an additional $166 will be reclassified as an increase to interest expense.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 9 - SHARE-BASED PAYMENTS

In May 2008, the Company established the Hersha Hospitality Trust 2008 Equity Incentive Plan (the "2008 Plan") for the purpose of attracting and retaining executive officers, employees, trustees and other persons and entities that provide services to the Company. Prior to the 2008 Plan, the Company made awards pursuant to the 2004 Equity Incentive Plan (the "2004 Plan"). Upon approval of the 2008 Plan by the Company's shareholders on May 22, 2008, the Company terminated the 2004 Plan. Termination of the 2004 Plan did not have any effect on equity awards and grants previously made under that plan.

Executives

On August 5, 2009, the Company's Compensation Committee awarded an aggregate of 354,250 performance shares pursuant to the 2008 Plan to our executive officers. Performance shares are earned based on the Company's Class A common shares maintaining a closing price in excess of defined thresholds over a defined period of time and are settled in an equivalent number of Class A common shares. A portion of the performance shares may be earned upon completion of the performance period, subject to the discretion of the Compensation Committee. Unearned performance shares expire August 4, 2010. On September 25, 2009, the first defined threshold was met and an aggregate of 108,334 Class A common shares were issued upon settlement of an equivalent number of earned performance shares.

Compensation expense related to restricted stock awards and performance share awards issued to executives of the Company of $2,039, $1,411 and $766 was incurred during the years ended December 31, 2009, 2008 and 2007, respectively, related to the restricted share awards and is recorded in stock based compensation expense on the statement of operations. Unearned compensation as of December 31, 2009 and 2008 was $4,614 and $4,118, respectively. The following table is a summary of all of the grants issued to executives under the 2004 and 2008 Plans:

Original Issuance Date	Shares Issued	Share Price on date of grant	Vesting Period	Vesting Schedule	Shares Vested		Unearned Compensation	
					December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
June 1, 2005	71,000	$ 9.60	4 years	25%/year	$ 71,000	$ 53,250	$ -	$ 71
June 1, 2006	89,500	$ 9.40	4 years	25%/year	67,125	44,750	87	298
June 1, 2007	214,582	$ 12.32	4 years	25%/year	107,291	53,645	935	1,597
June 2, 2008	278,059	$ 8.97	4 years	25%/year	69,515	-	1,506	2,130
September 30, 2008	3,616	$ 7.44	1-4 years	25-100%/year	654	-	6	22
June 1, 2009	744,128	$ 2.80	4 years	25%/year	-	-	1,780	-
September 10, 2009	108,334	$ 2.96	1 year	100%/year	-	-	280	-
September 25, 2009	10,000	$ 3.06	1 year	100%/year	-	-	20	-
Total	1,519,219				$ 315,585	$ 151,645	$ 4,614	$ 4,118

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 9 - SHARE-BASED PAYMENTS (continued)

Trustees

Compensation expense related to stock awards issued to the Board of Trustees of $104, $91, and $86 was incurred during the years ended December 31, 2009, 2008, and 2007, respectively and is recorded in stock based compensation on the statement of operations. All shares issued to the Board of Trustees are immediately vested. The following table is a summary of all of the grants issued to trustees under the 2004 and 2008 Plans:

Date of Award Issuance	Shares Issued	Share Price on date of grant
March 1, 2005	2,095	$ 11.97
January 3, 2006	5,000	9.12
January 2, 2007	4,000	11.44
July 2, 2007	4,000	12.12
January 2, 2008	4,000	9.33
June 2, 2008	6,000	8.97
January 2, 2009	12,500	2.96
June 1, 2009	17,000	2.80
December 31, 2009	18,000	3.14
Total	72,595	

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007
[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 10 - EARNINGS PER SHARE

The following table is a reconciliation of the income (numerator) and weighted average shares (denominator) used in the calculation of basic earnings per common share and diluted earnings per common share. The computation of basic and diluted earnings per share is presented below.

	Year Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
Numerator:			
BASIC AND DILUTED*			
(Loss) Income from Continuing Operations	$ (42,421)	$ (14,172)	$ 14,556
Loss (Income) from Continuing Operations allocated to Noncontrolling Interests	6,205	2,134	(1,612)
Distributions to 8.0% Series A Preferred Shareholders	(4,800)	(4,800)	(4,800)
Dividends Paid on Unvested Restricted Shares	(255)	(329)	(197)
(Loss) Income from Continuing Operations applicable to Common Shareholders	(41,271)	(17,167)	7,947
Discontinued Operations			
Income from Discontinued Operations	(16,037)	3,743	5,616
Income from Discontinued Operations allocated to Noncontrolling Interests	2,392	(513)	(713)
Income from Discontinued Operations applicable to Common Shareholders	(13,645)	3,230	4,903
Net (Loss) Income applicable to Common Shareholders	$ (54,916)	$ (13,937)	$ 12,850
Denominator:			
Weighted average number of common shares - basic	51,027,742	45,184,127	40,718,724
Effect of dilutive securities:			
Stock awards	- **	- **	- **
Weighted average number of common shares - diluted*	51,027,742	45,184,127	40,718,724

* Income allocated to minority interest in the Partnership has been excluded from the numerator and OP Units have been omitted from the denominator for the purpose of computing diluted earnings per share since the effect of including these amounts in the numerator and denominator would have no impact. Weighted average OP Units outstanding for years ended December 31, 2009, 2008 and 2007 were 8,724,725, 8,034,737 and 5,464,670 respectively.

** Unvested stock awards have been omitted from the denominator for the purpose of computing diluted earnings per share for the years ended December 31, 2009, 2008 and 2007 since the effect of including these awards in the denominator would be anti-dilutive to income from continuing operations applicable to common shareholders.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 10 - EARNINGS PER SHARE (continued)

	Year Ended		
	December 31, 2009	December 31, 2008	December 31, 2007
Earnings Per Share:			
BASIC			
(Loss) Income from Continuing Operations applicable to Common Shareholders	$ (0.81)	$ (0.38)	$ 0.20
Income from Discontinued Operations applicable to Common Shareholders	(0.27)	0.07	0.12
Net (Loss) Income applicable to Common Shareholders	$ (1.08)	$ (0.31)	$ 0.32
DILUTED*			
(Loss) Income from Continuing Operations applicable to Common Shareholders	$ (0.81)	$ (0.38)	$ 0.20
Income from Discontinued Operations applicable to Common Shareholders	(0.27)	0.07	0.12
Net (Loss) Income applicable to Common Shareholders	$ (1.08)	$ (0.31)	$ 0.32

* Income allocated to minority interest in the Partnership has been excluded from the numerator and OP Units have been omitted from the denominator for the purpose of computing diluted earnings per share since the effect of including these amounts in the numerator and denominator would have no impact. Weighted average OP Units outstanding for years ended December 31, 2009, 2008 and 2007 were 8,724,725, 8,034,737 and 5,464,670 respectively.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 11 - CASH FLOW DISCLOSURES AND NON-CASH INVESTING AND FINANCING ACTIVITIES

Interest paid in 2009, 2008 and 2007 totaled $42,471, $41,797 and $40,594, respectively. The following non-cash investing and financing activities occurred during 2009, 2008 and 2007:

	2009	2008	2007
Common Shares issued as part of the Dividend Reinvestment Plan	$ 25	$ 31	$ 30
Issuance of Common Shares to the Board of Trustees	141	91	95
Issuance of Common Units for acquisitions of hotel properties	-	21,624	25,781
Development loan accrued interest revenue receivable paid in-kind by adding balance to development loan principal	4,502	-	-
Debt assumed in acquisition of hotel properties	37,524	30,790	70,564
Settlement of development loans receivable principal and accrued interest revenue receivable in connection with acquisition of hotel properties	21,760	-	-
Land and mortgage transferred to seller as part of acquisition of hotel property	10,118	-	-
Issuance of Common Units for acquisition of unconsolidated joint venture	-	-	6,817
Issuance of Common Units for acquisition of option to acquire interest in hotel property	-	-	933
Conversion of Common Units to Common Shares	255	1,372	2,369
Reallocation to noncontrolling interest	-	1,966	12,422

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 12 - DISCONTINUED OPERATIONS

The operating results of certain real estate assets which have been sold or otherwise qualify as held for disposition are included in discontinued operations in the statements of operations for all periods presented.

In September of 2007, our Board of Trustees authorized management of the Company to sell the Hampton Inn, Linden, NJ (Hampton Inn) and Fairfield Inn, Mt. Laurel, NJ (Fairfield Inn). The Company acquired the Hampton Inn in October 2003 and the Fairfield Inn in January 2006. The operating results for these hotels have been reclassified to discontinued operations in the statement of operations for the year ended December 31, 2007. Proceeds from the sales were $29,500, and the gain on the sale was $4,248, of which $503 was allocated to noncontrolling interest in HHLP.

In October 2008, the Company sold the Holiday Inn Conference Center, New Cumberland, PA (Holiday Inn). We leased this hotel to an unrelated party and the lease agreement contained a purchase provision by the lessee. The operating results for this hotel have been reclassified to discontinued operations in the statements of operation for years ended December 31, 2008 and 2007. Proceeds from the sale of this property were $6,456 and the gain on this sale was $2,888, of which $436 was allocated to noncontrolling interest in HHLP.

In May 2009, our Board of Trustees authorized management of the Company to sell the Mainstay Suites, Frederick, MD (Mainstay Suites) and the Comfort Inn, Frederick, MD (Comfort Inn). The operating results for these hotels were reclassified to discontinued operations in the statements of operations for years ended December 31, 2009, 2008 and 2007. The Mainstay Suites was acquired by the Company in January 2002 and the Comfort Inn in May 2004. These two properties were sold to an unrelated buyer in July 2009. These properties were sold for $10,250 and the gain on the sale was approximately $1,496.

In May 2009, our Board of Trustees authorized management of the Company to sell its 55% interest in its consolidated joint venture that owns the Sheraton Four Points, Revere, MA. The operating results for this hotel were reclassified to discontinued operations in the statements of operations for the years ended December 31, 2009, 2008 and 2007. Our interest in the hotel was acquired in March 2004 and was sold to our joint venture partner in July 2009. Proceeds from the sale were $2,500 and the gain on the sale was approximately $165.

In June 2009, our Board of Trustees authorized management of the Company to sell the Hilton Garden Inn, Gettysburg, PA. The operating results for this hotel were reclassified to discontinued operations in the statements of operations for the years ended December 31, 2009, 2008 and 2007. The hotel was acquired by the Company in July 2004 and was sold to an unrelated buyer in July 2009 for $7,750. The gain on the sale was approximately $208.

On September 24, 2009, we transferred our investment in the land parcel located at 440 West 41st Street, New York, NY to Metro Forty First Street, LLC, an entity controlled by a non-affiliated third party. This land parcel was part of the consideration given to acquire our 100% interest in York Street, LLC. The operating results from this land parcel were reclassified to discontinued operations in the statements of operations for the years ended December 31, 2009, 2008 and 2007. The land parcel was acquired in June 2007. See "Note 2 – Investment in Hotel Properties" for more information related to the acquisition of York Street, LLC.

Our Board of Trustees authorized management of the Company to sell the Comfort Inn, North Dartmouth, MA. The operating results for this hotel were reclassified to discontinued operations in the statements of operations for the years ended December 31, 2009, 2008 and 2007. The hotel was acquired by the Company in May 2006. During 2009, we determined that carrying value of the property exceeded fair value and we recorded an impairment charge. The impairment charge on this property is approximately $1,577. The fair value of this property was determined using Level 3 inputs, which are typically unobservable and are based on our own assumptions, as there is little, if any, related market activity. The property has a mortgage loan in the amount of $3,031 which is classified as "Liabilities Related to Assets Held for Sale" on our consolidated balance sheets as of December 31, 2009.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 12 - DISCONTINUED OPERATIONS (continued)

Our Board of Trustees authorized management of the Company to sell our two remaining land parcels located at 39th Street and 8th Avenue, New York, NY and Nevins Street, Brooklyn, NY. The operating results from these land parcels were reclassified to discontinued operations in the statements of operations for the years ended December 31, 2009, 2008 and 2007. The land parcels were acquired in July 2007. During 2009, we determined that carrying value of these land parcels exceeded fair value and we recorded an impairment charge on these land parcels of approximately $14,545. The fair value of these land parcels was determined using Level 3 inputs, which are typically unobservable and are based on our own assumptions, as there is little, if any, related market activity. The land parcels have mortgage loans in the aggregate amount of $17,861 which are classified as "Liabilities Related to Assets Held for Sale" on our consolidated balance sheets as of December 31, 2009.

We allocate interest and capital lease expense to discontinued operations for debt that is to be assumed or that is required to be repaid as a result of the disposal transaction. We allocated $1,772, $2,083, and $3,154 of interest and capital lease expense to discontinued operations for the years ended December 31, 2009, 2008, and 2007, respectively.

Assets held for sale consisted of the following as of December 31, 2009:

	December 31, 2009
Land	$ 18,389
Buildings and Improvements	2,912
Furniture, Fixtures and Equipment	531
Intangible Assets	50
	21,882
Less Accumulated Depreciation & Amortization	(809)
Assets Held for Sale	$ 21,073

The following table sets forth the components of discontinued operations for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Revenue:			
Hotel Operating Revenues	$ 7,816	$ 14,302	$ 21,263
Hotel Lease Revenue	-	628	781
Land Lease Revenue	2,624	5,276	4,860
Total Revenue	10,440	20,206	26,904
Expenses:			
Hotel Operating Expenses	6,202	11,155	15,411
Land Lease Expense	1,455	2,939	2,720
Real Estate and Personal Property Taxes and Property Insurance	548	634	1,056
Depreciation and Amortization	1,129	2,514	3,187
General and Administrative	(463)	7	8
Loss on Debt Extinguishment	-	19	-
Interest Expense	1,772	2,083	3,154
Total Expenses	10,643	19,351	25,536
(Loss) Income from Discontinued Operations	(203)	855	1,368
Gain on Disposition of Hotel Properties	1,869	2,888	4,248
Impairment of Assets Held for Sale	(17,703)	-	-
(Loss) Income from Discontinued Operations	$ (16,037)	$ 3,743	$ 5,616

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 13 - SHAREHOLDERS' EQUITY AND NONCONTROLLING INTERESTS IN PARTNERSHIP

Common Shares

The Company's common shares are duly authorized, fully paid and non-assessable. Common shareholders are entitled to receive dividends if and when authorized and declared by the Board of Trustees of the Company out of assets legally available and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities of the Company.

Preferred Shares

The Declaration of Trust authorizes our Board of Trustees to classify any unissued preferred shares and to reclassify any previously classified but unissued preferred shares of any series from time to time in one or more series, as authorized by the Board of Trustees. Prior to issuance of shares of each series, the Board of Trustees is required by Maryland REIT Law and our Declaration of Trust to set for each such series, subject to the provisions of our Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, our Board of Trustees could authorize the issuance of additional preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control in us that might involve a premium price for holders of common shares or otherwise be in their best interest.

Common Units

Units of interest in our limited partnership, or Common Units are issued in connection with the acquisition of wholly owned hotels and joint venture interests in hotel properties. The total number of Common Units outstanding as of December 31, 2009, 2008 and 2007 was 8,701,810, 8,746,300 and 6,424,915 respectively. These units can be converted to common shares which are issuable to the limited partners upon exercise of their redemption rights. The number of shares issuable upon exercise of the redemption rights will be adjusted upon the occurrence of stock splits, mergers, consolidation or similar pro rata share transactions, that otherwise would have the effect of diluting the ownership interest of the limited partners or our shareholders. During 2009 and 2008, 44,490 and 175,843 common units were converted to Class A Common Shares, respectively.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 14 - INCOME TAXES

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code commencing with its taxable year ended December 31, 1999. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its shareholders. It is the Company's current intention to adhere to these requirements and maintain the Company's qualification for taxation as a REIT. As a REIT, the Company generally will not be subject to federal corporate income tax on that portion of its net income that is currently distributed to shareholders. If the Company fails to qualify for taxation as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property, and to federal income and excise taxes on its undistributed taxable income.

Taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes. 44 New England and Revere Hotel Group LLC ("Revere"), a 55% owned taxable REIT subsidiary, (collectively "Consolidated TRS") are both entities subject to income taxes at the applicable federal, state and local tax rates. On July 23, 2009 we sold our interest in Revere to our joint venture partner.

In 2009, 2008 and 2007, 44 New England generated net operating losses of $6,555, $2,554, and $707, respectively. In 2008, 2007 and 2006, Revere generated net operating (income) losses of ($5), $265, and $313, respectively. There was no income tax expense (benefit) recognized by the Consolidated TRS for 2009, 2008 and 2007.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to pretax income as a result of the following differences:

	For the year ended December 31,		
	2009	2008	2007
Computed "Expected" federal tax expense (benefit) of TRS, at 35%	$ (1,061)	$ (1,251)	$ (270)
State income taxes, net of federal income tax effect	(421)	(181)	(66)
Changes in valuation allowance	1,482	1,432	336
Total income tax expense	$ -	$ -	$ -

The components of consolidated TRS's deferred tax assets as of December 31, 2009 and 2008 were as follows:

	as of December 31,	
	2009	2008
Deferred tax assets:		
Net operating loss carryforward	$ 3,558	$ 3,185
Depreciation	(48)	(29)
Net deferred tax assets	3,510	3,156
Valuation allowance	(3,510)	(3,156)
Deferred tax assets	$ -	$ -

Upon the sale of our interest in Revere, we relinquished deferred tax assets related to Revere's net operating loss carry forwards of $1,128 and a valuation allowance in the same amount.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Consolidated TRS will not realize the benefits of these deferred tax assets at December 31, 2009.

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 14 - INCOME TAXES (continued)

Earnings and profits, which will determine the taxability of dividends to shareholders, will differ from net income reported for financial reporting purposes due to the differences for federal tax purposes in the estimated useful lives and methods used to compute depreciation. The following table sets forth certain per share information regarding the Company's common and preferred share distributions for the years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
Preferred Shares - 8% Series A			
Ordinary income	0.00%	86.46%	81.98%
Capital Gain Distribution	100.00%	13.54%	18.02%
Common Shares - Class A			
Ordinary income	0.00%	44.61%	48.25%
Return of Capital	100.00%	48.40%	41.14%
Capital Gain Distribution	0.00%	6.99%	10.61%

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008, AND 2007
[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 15 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Year Ended December 31, 2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$ 45,083	$ 60,082	$ 61,906	$ 53,627
Total Expenses	54,261	58,747	83,256	59,665
(Loss) Income from Unconsolidated Joint Ventures	(1,329)	(395)	(606)	(4,860)
(Loss) Income from Continuing Operations	(10,507)	940	(21,956)	(10,898)
(Loss) Income from Discontinued Operations (including Gain on Disposition of Hotel Properties)	(176)	544	(15,979)	(426)
Net (Loss) Income	(10,683)	1,484	(37,935)	(11,324)
(Loss) Income Allocated to Noncontrolling Interests in Continuing Operations	(2,053)	451	(5,560)	(1,435)
Preferred Distributions	1,200	1,200	1,200	1,200
Net (Loss) Income applicable to Common Shareholders	$ (9,830)	$ (167)	$ (33,575)	$ (11,089)
Basic and diluted earnings per share:				
(Loss) Income from continuing operations applicable to common shareholders	$ (0.21)	$ 0.00	$ (0.39)	$ (0.19)
Discontinued Operations	-	-	(0.26)	(0.01)
Net (Loss) Income applicable to Common Shareholders	$ (0.21)	$ 0.00	$ (0.65)	$ (0.20)
Weighted Average Common Shares Outstanding				
Basic	47,786,503	47,964,818	51,878,482	56,488,607
Diluted	47,786,503	47,964,818	51,878,482	56,488,607

	Year Ended December 31, 2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total Revenues	$ 51,397	$ 66,053	$ 70,383	$ 57,663
Total Expenses	54,016	58,032	65,040	82,062
(Loss) Income from Unconsolidated Joint Ventures	(738)	1,360	1,629	(2,768)
(Loss) Income from Continuing Operations	(3,357)	9,381	6,972	(27,167)
(Loss) Income from Discontinued Operations (including Gain on Disposition of Hotel Properties)	(528)	581	788	2,901
Net (Loss) Income	(3,885)	9,962	7,760	(24,266)
(Loss) Income Allocated to Noncontrolling Interests in Continuing Operations	(1,006)	1,737	1,425	(3,777)
Preferred Distributions	1,200	1,200	1,200	1,200
Net (Loss) Income applicable to Common Shareholders	$ (4,079)	$ 7,025	$ 5,135	$ (21,689)
Basic and diluted earnings per share:				
(Loss) Income from continuing operations applicable to common shareholders	$ (0.09)	$ 0.15	$ 0.10	$ (0.51)
Discontinued Operations	(0.01)	0.01	0.01	0.05
Net Loss (Income) applicable to Common Shareholders	$ (0.10)	$ 0.16	$ 0.11	$ (0.46)
Weighted Average Common Shares Outstanding				
Basic	40,891,140	44,253,641	47,764,168	47,770,780
Diluted	40,891,140	44,253,641	47,764,168	47,770,780

[IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS]

NOTE 16 – SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2009:

On January 21, 2010, we completed a public offering of 51,750,000 common shares, including 6,750,000 common shares subject to an overallotment option exercised by the underwriters, for proceeds of approximately $148,955 net of underwriting discount. Immediately upon closing the offering, we contributed all of the net proceeds of the offering to the Partnership in exchange for additional Partnership interests.

On January 29, 2010 we refinanced the mortgage debt secured by the Hilton Garden Inn - TriBeCa, New York, NY. The refinanced debt is a $32,000 amortizing non-recourse mortgage obligation, carrying fixed rate interest at 8.25%. The loan matures on February 10, 2015. The refinanced debt replaces a $29,632 variable rate debt at a rate of prime plus 2.00%, subject to an 8.75% floor, that matured in July of 2012.

On February 9, 2010, we closed on the acquisition of three hotels in New York City, including:

- a Hampton Inn located at 337 West 39th Street, New York (the "Hampton Inn Times Square") from Metro Eleven LLC;
- a Candlewood Suites located at 339 West 39th Street, New York (the "Candlewood Suites Times Square") from Metro Eleven LLC; and
- a Holiday Inn Express located at 343 West 39th Street, New York (the "Holiday Inn Express Times Square") from M&R Hotel LLC and Lincoln Avenue Center, LLC.

The sellers of the three hotels are related to each other, but not affiliated with the Company. The total purchase price for the three hotels was $165,000, which consisted of $160,500 in cash and 1,451,613 units of limited partnership in HHLP. As a result, the total purchase price for each hotel was as follows:

Hotel	Total Purchase Price
Hampton Inn Times Square	$ 56,000
Candlewood Suites Times Square	$ 51,000
Holiday Inn Express Times Square	$ 58,000

In addition, we paid $4,260 of closing costs and real estate taxes and assumed approximately $398 in net working capital liabilities. The cash portion of the purchase price, closing costs and real estate taxes paid by us at closing was funded with net proceeds from our recently completed public offering and with borrowings drawn on our revolving credit facility.

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION AS OF DECEMBER 31, 2009
[IN THOUSANDS]

		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carrried at Close of Period			Accumulated Depreciation	Net Book Value Land	
Description	Encumbrances	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total	Buildings & Improvements*	Buildings & Improvements	Date of Acquisition
Hampton Inn, Carlisle, PA	$ (3,383)	$ 300	$ 3,109	$ 200	$ 2,181	$ 500	$ 5,290	$ 5,790	$ (1,653)	$ 4,137	06/01/97
Holiday Inn Exp, Hershey, PA	(5,970)	426	2,645	410	3,782	836	6,427	7,263	(1,973)	5,290	10/01/97
Holiday Inn Exp, New Columbia, PA	-	94	2,510	66	780	160	3,290	3,450	(999)	2,451	12/01/97
Comfort Inn, Harrisburg, PA	(2,055)	-	2,720	214	1,189	214	3,909	4,123	(1,164)	2,959	05/15/98
Hampton Inn, Selinsgrove, PA	(2,826)	157	2,511	93	2,359	250	4,870	5,120	(1,718)	3,402	09/12/96
Hampton Inn, Danville, PA	-	300	2,787	99	1,183	399	3,970	4,369	(1,177)	3,192	08/28/97
Holiday Inn Exp & Suites, Harrisburg, PA	-	213	1,934	81	1,093	294	3,027	3,321	(889)	2,432	03/06/98
Hampton Inn, Hershey, PA	(2,812)	807	5,714	4	1,038	811	6,752	7,563	(1,868)	5,695	01/01/00
Mainstay Suites & Sleep Inn, King of Prussia, PA	-	1,133	7,294	-	347	1,133	7,641	8,774	(1,663)	7,111	06/01/01
Hilton Garden Inn, Edison, NJ	(5,250)	-	12,159	-	331	-	12,490	12,490	(1,993)	10,497	10/01/04
Residence Inn, Framingham, MA	(8,639)	1,325	12,737	-	827	1,325	13,564	14,889	(2,092)	12,797	03/26/04
Hampton Inn, New York, NY	(25,791)	5,472	23,280	-	107	5,472	23,387	28,859	(2,939)	25,920	04/01/05
Residence Inn, Greenbelt, MD	(11,773)	2,615	14,815	-	255	2,615	15,070	17,685	(2,109)	15,576	07/16/04
Fairfield Inn, Laurel, MD	(7,313)	927	6,120	-	994	927	7,114	8,041	(1,027)	7,014	01/31/05
Holiday Inn Exp, Langhorne, PA	(6,390)	1,088	6,573	-	76	1,088	6,649	7,737	(784)	6,953	05/26/05
Holiday Inn Exp, Malvern, PA	(3,971)	2,639	5,324	654	109	3,293	5,433	8,726	(631)	8,095	05/24/05
Holiday Inn Exp, King of Prussia, PA	(12,634)	2,557	13,339	-	348	2,557	13,687	16,244	(1,620)	14,624	05/23/05
Courtyard Inn, Wilmington, DE	(7,805)	988	10,295	-	729	988	11,024	12,012	(1,401)	10,611	06/17/05
McIntosh Inn, Wilmington, DE	(4,615)	898	4,515	-	782	898	5,297	6,195	(755)	5,440	06/17/05
Residence Inn, Williamsburg, VA	(7,277)	1,911	11,625	(1)	610	1,910	12,235	14,145	(2,525)	11,620	11/22/05
Springhill Suites, Williamsburg, VA	(4,955)	1,430	10,293	-	85	1,430	10,378	11,808	(2,064)	9,744	11/22/05
Courtyard Inn, Brookline, MA	(38,913)	-	47,414	-	929	-	48,343	48,343	(5,516)	42,827	06/15/05
Courtyard Inn, Scranton, PA	(6,101)	761	7,193	-	1,120	761	8,313	9,074	(1,003)	8,071	02/01/06
Courtyard Inn, Langhorne, PA	(15,075)	3,064	16,068	-	421	3,064	16,489	19,553	(1,657)	17,896	01/03/06
Fairfield Inn, Bethlehem, PA	(6,025)	1,399	6,778	-	341	1,399	7,119	8,518	(800)	7,718	01/03/06
Residence Inn, Tyson's Corner, VA	(8,824)	4,283	14,475	-	286	4,283	14,761	19,044	(1,482)	17,562	02/02/06
Hilton Garden Inn, JFK Airport, NY	(21,000)	-	25,018	-	830	-	25,848	25,848	(2,592)	23,256	02/16/06
Hawthorne Suites, Franklin, MA	(8,302)	1,872	8,968	-	113	1,872	9,081	10,953	(863)	10,090	04/25/06
Residence Inn, Dartmouth, MA	(8,449)	1,933	10,434	-	252	1,933	10,686	12,619	(997)	11,622	05/01/06
Holiday Inn Exp, Cambridge, MA	(10,794)	1,956	9,793	-	653	1,956	10,446	12,402	(1,045)	11,357	05/03/06
Residence Inn, Norwood, MA	-	1,970	11,761	-	153	1,970	11,914	13,884	(1,027)	12,857	07/27/06

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION AS OF DECEMBER 31, 2009 (continued)
[IN THOUSANDS]

		Initial Costs		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carrried at Close of Period			Accumulated Depreciation	Net Book Value Land	
Description	Encumbrances	Land	Buildings & Improvements	Land	Buildings & Improvements	Land	Buildings & Improvements	Total	Buildings & Improvements*	Buildings & Improvements	Date of Acquisition
Hampton Inn, Brookhaven, NY	$ (14,442)	$ 3,130	$ 17,345	$ 1	$ 870	$ 3,131	$ 18,215	$ 21,346	$ (1,638)	$ 19,708	09/06/06
Holiday Inn Exp, Hauppage, NY	(9,613)	2,737	14,080	-	694	2,737	14,774	17,511	(1,352)	16,159	09/01/06
Residence Inn, Langhorne, PA	-	1,463	12,094	93	889	1,556	12,983	14,539	(953)	13,586	01/08/07
Hampton Inn, Chelsea, NY	(35,938)	8,905	33,500	-	723	8,905	34,223	43,128	(2,924)	40,204	09/29/06
Hyatt Summerfield Suites, Bridgewater, NJ	(14,492)	3,373	19,685	-	165	3,373	19,850	23,223	(1,498)	21,725	12/28/06
Hyatt Summerfield Suites, Charlotte, NC	(7,330)	770	7,315	-	1,636	770	8,951	9,721	(968)	8,753	12/28/06
Hyatt Summerfield Suites, Gaithersburg, MD	(13,720)	2,912	16,001	-	352	2,912	16,353	19,265	(1,306)	17,959	12/28/06
Hyatt Summerfield Suites, Pleasant Hills, CA	(20,160)	6,216	17,229	-	143	6,216	17,372	23,588	(1,312)	22,276	12/28/06
Hyatt Summerfield Suites, Pleasanton, CA	(14,490)	3,941	12,560	-	155	3,941	12,715	16,656	(965)	15,691	12/28/06
Hyatt Summerfield Suites, Scottsdale, AZ	(16,778)	3,060	19,968	-	203	3,060	20,171	23,231	(1,525)	21,706	12/28/06
Hyatt Summerfield Suites, White Plains, NY	(33,030)	8,823	30,273	-	182	8,823	30,455	39,278	(2,300)	36,978	12/28/06
Holiday Inn Exp & Suites, Chester, NY	(6,700)	1,500	6,671	-	47	1,500	6,718	8,218	(491)	7,727	01/25/07
Residence Inn, Carlisle, PA	(6,857)	1,015	7,511	-	25	1,015	7,536	8,551	(564)	7,987	01/10/07
Hampton Inn, Seaport, NY	(19,672)	7,816	19,040	-	145	7,816	19,185	27,001	(1,412)	25,589	02/01/07
Hotel 373-5th Ave, New York, NY	(22,000)	14,239	16,778	-	81	14,239	16,859	31,098	(1,098)	30,000	06/01/07
Holiday Inn, Norwich, CT	-	1,984	12,037	-	381	1,984	12,418	14,402	(788)	13,614	07/01/07
Sheraton Hotel, JFK Airport, NY	-	-	27,315	-	210	-	27,525	27,525	(1,076)	26,449	06/13/08
Hampton Inn, Philadelphia, PA	-	3,490	24,382	-	2,803	3,490	27,185	30,675	(5,184)	25,491	02/15/06
Duane Street, Tribeca, NY	(15,000)	8,213	12,869	-	358	8,213	13,227	21,440	(706)	20,734	01/04/08
NU Hotel, Brooklyn, NY	(18,000)	-	22,042	-	15	-	22,057	22,057	(815)	21,242	01/14/08
Towneplace Suites, Harrisburg, PA	(9,250)	1,237	10,136	-	45	1,237	10,180	11,417	(420)	10,997	05/08/08
Holiday Inn Express, Camp Springs, MD	-	1,629	11,094	-	248	1,629	11,342	12,971	(450)	12,521	06/26/08
Hampton Inn, Smithfield, RI	(6,818)	2,057	9,486	-	18	2,057	9,503	11,560	(336)	11,224	08/01/08
Hilton Garden Inn, Tribeca, NY	(29,632)	-	-	21,077	42,964	21,077	42,963	64,040	(716)	63,324	05/01/09
Hampton Inn, West Haven, CT	(7,688)	-	-	1,053	10,751	1,053	10,750	11,803	(45)	11,758	11/04/09
Courtyard Inn, Alexandria, VA	(24,957)	6,376	26,089	-	359	6,377	26,447	32,824	(2,217)	30,607	09/29/06
Total Investment in Real Estate	$ (593,509)	$ 137,404	$ 725,701	$ 24,044	$ 88,765	$ 161,449	$ 814,461	$ 975,910	$ (83,085)	$ 892,825	
Assets Held for Sale											
Comfort Inn, Dartmouth, MA	(3,031)	902	3,525	(282)	(720)	620	2,805	3,425	(455)	2,970	05/01/06
8th Ave Land, New York City, NY	(11,913)	21,575	-	(9,754)	108	11,821	108	11,929	(16)	11,913	06/28/06
Nevins Street Land, Brooklyn, NY	(5,948)	10,650	-	(4,702)	-	5,948	-	5,948	-	5,948	6/11/07 & 07/11/07
Total Assets Held for Sale	(20,892)	33,127	3,525	(14,738)	(612)	18,389	2,913	21,302	(471)	20,831	
Total Real Estate	$ (614,401)	$ 170,531	$ 729,226	$ 9,306	$ 88,153	$ 179,838	$ 817,374	$ 997,212	$ (83,556)	$ 913,656	

* Assets are depreciated over a 7 to 40 year life, upon which the latest income statement is computed

HERSHA HOSPITALITY TRUST AND SUBSIDIARIES
SCHEDULE III - REAL ESTATE AND ACCUMULATED DEPRECIATION AS OF DECEMBER 31, 2009 (continued)
[IN THOUSANDS]

	2009	2008	2007
Reconciliation of Real Estate			
Balance at beginning of year	$ 987,639	$ 878,099	$ 776,609
Additions during the year	79,170	114,596	125,175
Dispositions during the year	(53,493)	(5,056)	(23,685)
Changes in Assets Held for Sale	(37,406)	-	-
Investment in Real Estate	975,910	987,639	878,099
Assets Held for Sale, net of impairment	21,302	-	-
Total Real Estate	$ 997,212	$ 987,639	$ 878,099
Reconciliation of Accumulated Depreciation			
Balance at beginning of year	$ 67,824	$ 49,091	$ 33,373
Depreciation for year	22,667	20,965	17,252
Accumulated depreciation on assets sold	(6,935)	(2,232)	(1,534)
Balance at the end of year	$ 83,556	$ 67,824	$ 49,091

The aggregate cost of land, buildings and improvements for Federal income tax purposes for the years ended December 31, 2009, 2008 and 2007 is approximately $911,634, $894,596, and $817,805 respectively.

Depreciation is computed for buildings and improvements using a useful life for these assets of 7 to 40 years.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 8A. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act), as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A control system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined within Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting refers to the processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the criteria contained in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission as of December 31, 2008. Based on that evaluation, management has concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective based on those criteria. The effectiveness of our internal control over financial reporting as of December 31, 2009 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
Hersha Hospitality Trust:

We have audited Hersha Hospitality Trust and subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Hersha Hospitality Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hersha Hospitality Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hersha Hospitality Trust and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 4, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 4, 2010

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


HERSHA

HERSHA HOSPITALITY TRUST (HT)

MANAGEMENT TEAM

Jay H. Shah
Chief Executive Officer

Neil H. Shah
President and Chief Operating Officer

Ashish R. Parikh
Chief Financial Officer

Michael R. Gillespie
Chief Accounting Officer

David L. Desfor
Treasurer and Corporate Secretary

William J. Walsh
Vice President of Asset Management

Robert C. Hazard III
Vice President of Acquisitions and Development

CORPORATE HEADQUARTERS

44 Hersha Drive
Harrisburg, PA 17102
Telephone: (717) 236-4400
Facsimile: (717) 774-7383

PHILADELPHIA EXECUTIVE OFFICES

Penn Mutual Towers
510 Walnut Street, 9th Floor
Philadelphia, PA 19106
Telephone: (215) 238-1046
Facsimile: (215) 238-0157

INDEPENDENT AUDITORS

KPMG LLP
Certified Public Accountants
1601 Market Street
Philadelphia, PA 19103
Telephone: (267) 256-7000

REGISTRAR & STOCK TRANSFER AGENT

American Stock Transfer & Trust Company
10150 Mallard Creek Drive, Suite 307
Charlotte, NC 28262
Telephone: (800) 829-8432

LEGAL COUNSEL

Hunton & Williams
Riverfront Plaza
951 East Byrd Street
Richmond, Virginia 23219
Telephone: (804) 788-8200

COMMON STOCK INFORMATION

The Common Stock
of Hersha Hospitality
Trust is traded on the New York Stock
Exchange under the Symbol "HT"


HERSHA

WWW.HERSHA.COM